

Human Understanding®

Transforming healthcare experiences for patients, providers, care teams, consumers, and communities.

2025 ANNUAL REPORT | 2026 PROXY STATEMENT

Company Profile

A company can be described in a variety of ways including the industry it serves, its product, service, or even size. However, at its core, every organization is a collection of its associates. Listed below is who we are.

Jenn Abrom	Kathleen Damme	Brooke Howard	Bil Moore	Ashley Schultz
Emily Adamson Koemans	Jake Daniel	Helen Hrdy	Ken Morton	April Schulz
Alexis AguileraOrtiz	Travis David	Katie Hunke	Zeb Moseman	Hannah Schwanebeck
Lindsey Akiyama	Aleah Davis	Brandon Hurley	Laura Moulton	Tawna Schwarz
Drew Allen	Rob Davis	Jessica Jahen	Chelsea Mower	Cali Scott
Madisyn Alme	Tyler Dempsay	Todd Jarchow	Matthew Mulkey	Maggie Sexson
Karen Althouse	Sam Desh	Greg Jenks	Kathy Mummert	Abby Sharp
Mike Anderson	Jennifer Dietze	Eric Jewett	Pete Mundt	Evan Sheaff
Kathy Anstine	Cassy Dodd	Jean Johnson	Ana Munoz	Nancy Short
Vaida Armanaviciute	Joe Doldo	Tiffany Johnson	Alex Murphy	Kenzy Showalter
Susan Armbruster	Katherine Donaldson	Jamie Jorgenson	Emily Murphy	Michelle Silva
Hazel Atkinson-Brown	John Dorn	Kathy Kalkwarf	Luanne Murphy	Laura Simmons
Austin Aude	TJ Ehlers	Ryan Kalkwarf	Zach Mutchie	Ted Smidberg
Michelle Bachman	Sara Ehnes	Mel Kamm	Andrew Nelson	Jason Smith
Jacob Balfany	Zane Ehnes	Whitney Keirns	Ashley Nelson	Anne Sorensen
Desarie Ball	William England	Maddy Kelly	Pam Nelson	Lily Soucie
Emily Barker	Matt Engler	Christy Kessler	Taylor Nelson	Drew Soukup
Jackie Barnhart	Joe Epperson	Steve Kett	Taylor Neuhalfen	Devin Specht
Jennifer Baron	Rayna Erbst	Triet Khuc	Emma Newcomb	Jen Spencer
Steve Barton	Andy Essink	Kate Kimmons	Lauryn Newton	Rachel Stack Goerger
Amanda Beardsley	Maggie Essink	Abby Kincanon	Grace Ng	Carla Steadman
Lauren Beaubien	Hanna Estep	Alicia King	Hien Nguyen	Amber Steffen
Nick Beiermann	Kayla Evans	Shawnelle King	Courtney Nore	Andy Steffen
Jocelyn Belden	Jillian Fast	Tim Kirschbaum	Keshia Norris	Jenelle Stein
Sara Bennett	Beki Ferguson	Bill Kossack	Tim O'Brien	Isaac Steuer
Tim Betlach	Bobbie Ficken	Pete Kostelnick	Kelsi Oldenkamp	Jackie Stevens
Dan Biggs	Travis Ficken	Kayce Kovanda	Laura Olinger	Lisa Stolzenburg
Stephanie Blodgett	Holly Figueroa	Glenn Kramer	Drew Oliver	Lindsay Stoner
Margaret Blueford	Coleman Fleming-Dumas	Justin Kubick	Hunter Olson	Ryan Stoner
Kasy Bodfield	Aliya Flores	Billy Kuehn	Tim Ottersburg	Courtney Storsteen
Jeff Bogner	Jordan Freeman	Tessa Lackey	Jeff Pabian	Melissa Summers
Ava Bohlender	Sarah Fryda	Heather Lannin	Michelle Pacheco	Natalie Summers
Ryan Bondegard	Christina Fuentes	Lindsay Laug	Ray Page	Chris Sunderland
Andrea Bonk	Kyle Garrett	Bridget Leake	Justin Palmer	Will Swiston
Sara Boothe	Bailey Gerch	Ryan Lebow	Shane Patterson	Joan Szalbierz
Kassandra Braaten	Dave Gilsdorf	Mariam Lewis	Connie Pautz	Emma Talbert
Nick Brandt	Matt Ginting	Richard Lierman	Heather Pearson	Adam Tanner
Nicki Bratten	Candi Glover	Sheri Life	Jordan Pedersen	Jon Tanner
Erin Brodhagen	Eddie Gonzales	Anne Loethen	Kathryn Peisert	Megan Taruc
Tyler Brothers	Lucas Goodding	Scott Logan	Allison Pellerito	Blaine Taylor
Tony Brown	Aislinn Goodrich	Grant Longoria-Shinn	Michelle Peters	Jake Tegler
Sandrina Brown	Toya Gorley	Amanda Loseke	Dana Petersen	Sean Thomas
Dawn Brunke Helmstadter	Julia Gottschalk	Nadine Louis	Noelle Peterson	James Tobey
Haley Bucknell	Trent Green	Adrienne Lurvey	Elizabeth Phillips	Marci Vander Tuig
Tyler Burbach	Lydia Grossenbacher	Chris Lyon	India Pickrel	Sabrina Vels
Ryan Burghard	Marty Hager	Linda Magin	Abbie Platt	Mary Volkmer
David Burik	Katie Haifley	Nawras Majo	Rachel Pollreis	Vicki Vopalensky
Chris Butler	Dan Halverson	Kenzie Maloney	Elliot Presnell	Nic Vostal
Allison Camm	Rachel Hamilton	Jake Mastera	Mindy Purvis	Kayla Wagner
Corry Caouette	Jonny Hanke	Corey Matejka	Vinitha Ramnathan	Caleb Walker-Parker
Jenna Carlson	Hailey Hanlin	Bridget Matthiessen	Cydnee Rand	Dustin Warner
Taylor Carlson	Jon Hanseling	Jennifer McCready	Jason Rau	Maxia Webb
Kathy Carroll	Dave Hansen	Jen McHargue	Arielle Raymond	Victoria Wehrman
Mary Ann Castillo	Andria Hardy	Amanda McKay	Ashley Read	Tiffany Weitzenkamp
Sam Castner	Courtney Harper	Dillon McKinney	Ryan Real	Andie Westling
Joanna Castro	Ryan Harpham	Bryce Melis	Aulii Reyes	Jenny Wieseler
Claire Chavez	Shane Harrison	Maggie Mendoza	Kyle Richardson	Karen Wilken
Samantha Cheek	Shannon Hasemann	Allie Menghini	Melissa Riley	Minon Wilkinson
Bryan Christiancy	Kylee Hasenauer	Parker Merwick	Samantha Roach	Tanner Wilkinson
Jared Chulufas	Ryan Hatt	Jason Messerli	Andre Rodrigues Ferreira	Brinn Williams
Brianne Clark	Britt Hayes	Desiree Messner	T Rodriguez	Melissa Williams
Alayna Clouston	Shannon Hayes	Asher Metzner	Josh Rothbard	Rob Wirth
Sam Cole	Mike Hays	Amber Meyer	John Rusch	Kendall Witt
John Colon	Scott Heald	Emilio Meza	Tiffany Ryck	Jared Wooten
Alyssa Conn	Marypat Heineman	Agata Michalska Gardner	Donna Salas-Correa	Brian Wynne
Kelsey Cook	Raylie Henderson	Amanda Mickle	Judd Salem	Keith Wysocki
Meagan Cook	Bret Hermsen	Erin Miles	Emma Saunders	Ike Yancey
Heather Costa-Greger	Deb Hinds	Matthew Miller	Makenna Schmeling	Josh Yeoman
Chase Craddock	Carmen Hinseth	Seth Miller	Kelsey Schneider	Carli Yerkes
Robb Crouch	Danny Hipskind	Lisa Minchow	Wes Schoenfelder	Kirsten Zimmerman
Ainslee Curtis	Kaitlyn Hopkins	Sheena Mommens	Rana Schreiber	JP Zuhur
Pat Dabney	Kim Houle	Andy Monnich	Justin Schuerman	

Annual Meeting

The annual meeting of shareholders will be held on June 23, 2026, at 3:00 p.m. Central Time, live via the Internet at www.virtualsharholdermeeting.com/nrc2026.

Dear Fellow Owners,

For 45 years, NRC Health has been guided by a simple but demanding belief: healthcare improves when we understand each person as unique—when we treat every patient, family member, and caregiver as "n=1." That belief, which we call Human Understanding, has carried this company through regulatory change, market cycles, technological disruption, and industry consolidation. It's the foundation that our founder and long-time leader built through discipline and long-horizon stewardship.

NRC Health's role is now more critical than ever in an increasingly complex healthcare environment. Healthcare leaders today face sustained financial pressure, workforce fatigue, rising consumer expectations, technology transformation, and increasing structural change across the industry. The operating environment is tighter. Expectations are higher. Decisions are harder. And the margin for error is thinner.

In moments like this, clarity of purpose matters.

NRC Health exists to bring that clarity—to help healthcare organizations deeply understand the people they serve and employ, and to translate that understanding into measurable improvement. Our purpose has not changed. The urgency for us to deliver accurate, actionable insights, along with enablement, has.

The world our partners are operating in

American healthcare is under extraordinary strain: persistent cost inflation, reimbursement pressure, workforce fatigue, and rising consumer expectations are increasingly converging. The American Hospital Association has described the environment as ongoing economic headwinds that challenge hospitals' ability to provide essential care. Analysts note that expense growth continues to outpace reimbursement, compressing margins across the sector.

At the same time, the human strain is undeniable. In our 2023 annual shareholder letter, we noted that 76% of healthcare workers reported burnout—fueling turnover, shortages, and profound personal cost. That reality has not materially improved and continues to shape the operating environment for every health system.

On the consumer side, loyalty is more fragile than many systems can afford. New models compete on convenience, access, and transparency. People expect personalization, dignity, and responsiveness and are willing to move to find this level of care.

Compounding this pressure is continued consolidation across the healthcare landscape. As the need for economies of scale and financial sustainability grow, boards and executive teams must reconcile fiduciary obligations with deep local community responsibility. Governance today is not simply about oversight—it is about navigating scale while preserving trust.

In short, our partners are being asked to improve outcomes, experience, workforce resilience, and governance effectiveness, all while operating with less slack than at any point in recent memory.

That's precisely why our work matters—and why NRC Health's role must continue to evolve. As the CEO of one of our largest partners recently told me, the goal is to transition from "serving" to "winning"—where winning means delivering measurably better outcomes for patients, stronger engagement for caregivers, and sustainable performance for the organization.

From measurement to outcomes: the next chapter of Human Understanding

In our previous shareholder letter, our founder Mike Hays framed a clear direction for our company: NRC Health must go beyond measuring experiences to directly impact outcomes, expanding from being a source of data and insights to become an active driver of patient and staff well-being.

I agree with that ambition. And I would add one more dimension: we must also help strengthen the governance decisions that shape those outcomes.

Better insight should not only inform leaders; it should also equip boards and leadership teams with defensible, community-aligned intelligence that improves strategic decisions. Experience data, workforce insight, and market understanding must become governance assets, not just operational metrics.

But this evolution only works if we are precise about how outcomes improve.

Across our strategy work, we've sharpened a simple value-creation model:

Insight → Engagement → Enablement

- Insight is the continuous understanding of what people expect, experience, and value, paired with market intelligence that helps leaders assess competitive dynamics, consumer shifts, financial risk, and governance implications.

- Engagement is the relationship layer: partnership with executives, boards, clinicians, and frontline teams that turns information into shared intent and aligned accountability.

- Enablement is where outcomes are improved: tools, workflows, playbooks, governance alignment, and operational practice that translate insight into sustained performance.

Many organizations can produce a report. Far fewer can help a healthcare provider turn truth into action, especially when that truth is politically sensitive, operationally complex, or financially consequential. As AI makes it easier to generate data and insights, the differentiator will not be who can produce the most information, but who can pair trusted, healthcare-built intelligence with the relationships, governance insight, and enablement tools required to change behavior at scale.

Our future depends on being great at every part of the chain, not just the first link.

What we are committing to build

As CEO, my responsibility is to protect what is durable and accelerate what must be next.

Here's how I think about our commitments:

1. Be the trusted guide for "healthcare-built certainty."

   Our partners need confidence that what they're measuring is accurate, defensible, and secure—and that acting on it will lead to measurable improvement.

   That aligns with NRC Health's differentiators: trust, healthcare expertise, portfolio breadth, and proven outcomes.

   Trust cannot be a tagline. It must be earned.

2. Honor the "n=1" heart of NRC Health—at scale.

   Our deepest tenet remains simple and demanding: every person should be treated as unique.

   This is true for patients and families. And it's equally true for caregivers, because burnout isn't solved with slogans, but with the redesign of systems so people feel seen, supported, and able to do meaningful work without breaking.

   At a time when generic AI can summarize millions of interactions in seconds, our responsibility is to ensure that our widespread adoption of AI does not flatten people into averages, and instead reinforces the expectation that every patient, family member, and associate is seen and understood as "n=1."

   Our responsibility is to make Human Understanding operational, not abstract.

3. Strengthen enablement, not just measurement.

   Our purpose goes beyond measurement, transforming data into actionable clarity, clarity into engagement, and engagement into improvement.

   This means investing in implementation capabilities and operational tools that embed change into the fabric of the organization to ensure that improvement is sustained rather than episodic.

   Enablement is not an add-on. It is where patient dignity, workforce empathy, board effectiveness, and financial performance converge in daily practice.

   With more than 13,000 "sites of care" using NRC Health's platform and Total Recurring Contract Value growing 8% year-over-year, we see daily evidence that Human Understanding paired with effectual enablement can move the needle on experience, loyalty, and workforce resilience.

Stewardship: owners, associates, partners, and the patient

NRC Health has always been strongest as a long-horizon partner to mission-driven institutions. To make an enduring impact, we've adopted a framework of enduring ownership, enduring associate commitment, and enduring customer partnership, all in service of the consumer—who will, at some point, be a patient.

This framing keeps incentives aligned.

Owners deserve disciplined stewardship: operating performance, thoughtful capital allocation, and long-term accountability.

Associates deserve a culture where stewardship is practiced, not proclaimed.

Partners deserve continuity, humility, and capability-building, not dependency.

And in healthcare, outcomes are never purely financial. They're human-centered.

Closing

I didn't step into this role to begin a different story. I stepped in to extend an already durable one, with the seriousness the moment requires.

Healthcare is strained. Trust is fragile. The work is hard. And yet the direction is clear: when organizations listen better, understand more deeply, and operationalize that understanding with discipline, patients do better, caregivers have a better chance to rediscover the joy in their practice, and institutions become more resilient.

If we do our job well, NRC Health will be known not simply for measuring experience, but for helping our partners convert Human Understanding into measurable improvement—reliably, defensibly, and with humanity intact.

Thank you for your trust as fellow owners. I am grateful for the foundation we inherit—and focused on the outcomes we must help create next.

Sincerely,

Trent S. Green
Chief Executive Officer and Fellow Owner
NRC Health

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NRC HEALTH

(f/k/a National Research Corporation)

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held June 23, 2026

To the Stockholders of
    NRC Health:

    NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of NRC Health will be held on **Tuesday, June 23, 2026**, at 3:00 P.M., Central Time, via the Internet at www.virtualshareholdermeeting.com/NRC2026, for the following purposes:

    1.   To elect seven directors to hold office until the 2027 annual meeting of stockholders and until their successors are duly elected and qualified.

    2.   To ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2026.

    3.   To conduct a non-binding, advisory vote to approve the compensation of our Named Executive Officers as disclosed in the accompanying proxy statement.

    4.   To approve an amendment to our certificate of incorporation to remove certain supermajority voting requirements in Article 6 of our certificate of incorporation, along with certain clarifying, conforming, and ministerial changes.

    5.   To approve an amendment to our certificate of incorporation to delete restrictions on the removal of directors without cause, along with certain clarifying, conforming, and ministerial changes.

    6.   To approve an amendment to our certificate of incorporation to change the voting requirement for stockholder action by written consent in lieu of a meeting from unanimous to the voting power that would be required to give effect to the action if it were approved at a meeting, along with certain clarifying, conforming, and ministerial changes.

    7.   To consider and act upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

    The close of business on April 24, 2026, has been fixed as the record date for the determination of stockholders entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof.

    A proxy for the meeting and a proxy statement are enclosed herewith.

By Order of the Board of Directors
NRC HEALTH

/s/ Shane Harrison

Shane Harrison
Chief Financial Officer, Treasurer, and Secretary

Lincoln, Nebraska
May 8, 2026

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting To Be Held on June 23, 2026.

The NRC Health proxy statement for the 2026 Annual Meeting of Stockholders and the 2025 Annual Report to Stockholders are available at www.proxyvote.com.

YOUR VOTE IS IMPORTANT NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE DATE THE PROXY CARD ACCOMPANYING THE NOTICE OF INTERNET AVAILABLITY OF PROXY MATERIALS, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS, SIGN EXACTLY AS YOUR NAME APPEARS THEREON AND RETURN IMMEDIATELY.

YOU MAY ALSO VOTE ON THE INTERNET BY COMPLETING THE ELECTRONIC VOTING INSTRUCTION FORM FOUND AT WWW.PROXYVOTE.COM OR BY TELEPHONE USING A TOUCH-TONE TELEPHONE AND CALLING 1-800-690-6903. VOTE BY 11:59 P.M. ET ON JUNE 22, 2026.

TABLE OF CONTENTS

Page

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NRC HEALTH
1245 Q Street
Lincoln, Nebraska 68508

PROXY STATEMENT
FOR
ANNUAL MEETING OF STOCKHOLDERS
To Be Held June 23, 2026

This proxy statement is being furnished to stockholders by the Board of Directors (the "Board") of NRC Health, formerly known as National Research Corporation ("NRC Health," the "Company," "we," "our," "us" or similar terms), beginning on or about May 8, 2026, in connection with a solicitation of proxies by the Board for use at the Annual Meeting of Stockholders to be held on Tuesday, June 23, 2026, at 3:00 P.M., Central Time, virtually via the Internet at www.virtualstockholdermeeting.com/NRC2026, and all adjournments or postponements thereof (the "Annual Meeting") for the purposes set forth in the attached Notice of Annual Meeting of Stockholders.

Execution of a proxy given in response to this solicitation will not affect a stockholder's right to vote their shares during the Annual Meeting. Participation at the Annual Meeting of a stockholder who has signed a proxy does not in itself revoke a proxy. Any stockholder giving a proxy may revoke it at any time before it is exercised by giving notice thereof to us in writing or in open meeting. You may also vote on the internet by completing the electronic voting instruction form found at www.proxyvote.com or by telephone using a touch-tone telephone and calling 1-800-690-6903. Vote by 11:59 p.m. ET on June 22, 2026. Instructions on how to vote while participating in the Annual Meeting live via the Internet are posted at www.virtualshareholdermeeting.com/NRC2026.

A proxy, in the enclosed form, which is properly executed, duly returned to us and not revoked, will be voted in accordance with the instructions contained therein. The shares represented by executed but unmarked proxies will be voted as follows:

- FOR each of the seven persons nominated for election as directors referred to herein;

- FOR the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2026;

- FOR the non-binding, advisory vote to approve the compensation of the individuals named in the Summary Compensation Table set forth below in this proxy statement (such group of individuals are sometimes referred to as our Named Executive Officers);

- FOR the approval of an amendment to our certificate of incorporation to remove certain supermajority voting requirements in Article 6, along with certain clarifying, conforming, and ministerial changes;

- FOR the approval of an amendment to our certificate of incorporation to remove restrictions on the removal of directors without cause, along with certain clarifying, conforming, and ministerial changes;

- FOR the approval of an amendment to our certificate of incorporation to change the voting requirement for stockholder action by written consent in lieu of a meeting from unanimous to the voting power that would be required to give effect to the action if it were approved at a meeting, along with certain clarifying, conforming, and ministerial changes; and

- On such other business or matters which may properly come before the Annual Meeting in accordance with the best judgment of the persons named as proxies in the enclosed form of proxy.

Other than the election of seven directors, the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2026, the non-binding, advisory vote to approve the compensation of our Named Executive Officers, and the three proposals regarding amendments to our certificate of incorporation, the Board has no knowledge of any matters to be presented for action by the stockholders at the Annual Meeting.

Only holders of record of our common stock, $.001 par value per share (the "Common Stock"), at the close of business on April 24, 2026 (the "Record Date"), are entitled to vote at the Annual Meeting. On that date, we had outstanding and entitled to vote 22,536,696 shares of Common Stock, each of which is entitled to one vote per share. The presence at the Annual Meeting, via live webcast or by proxy, of a majority of the votes entitled to be cast shall constitute a quorum for the purpose of transacting business at the Annual Meeting. Abstentions and broker non-votes will be counted as present in determining whether there is a quorum.

Information Regarding Participation in the Annual Meeting via the Internet

We will be hosting the Annual Meeting live via the Internet. You will not be able to attend the Annual Meeting in person. Any stockholder can listen to and participate in the Annual Meeting live via the Internet at www.virtualshareholdermeeting.com/NRC2026. The Annual Meeting webcast will begin promptly at 3:00 P.M., Central Time. We encourage you to access the Annual Meeting webcast prior to the start time. Online check-in will begin 15 minutes prior to 3:00 P.M., Central Time, and you should allow ample time for the check-in procedures.

You will need the 16-digit control number included on your proxy card or voting instruction form, or included in the e-mail to you if you received the proxy materials by e-mail, in order to be able to vote your shares. Instructions on how to connect to the Annual Meeting, including how to demonstrate proof of stock ownership, are posted at www.virtualshareholdermeeting.com/NRC2026. If you do not have your 16-digit control number, you will be able to access and listen to the Annual Meeting but you will not be able to vote your shares. Our virtual meeting platform vendor will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Stockholder Meeting login page.

Important Notice Regarding the Availability of Proxy Materials for the 2026 Annual Meeting of Stockholders to be held on June 23, 2026

Our notice of annual meeting and proxy statement, 2025 annual report on Form 10-K, letter to stockholders, electronic proxy card, and other annual meeting materials are available on the Internet at www.proxyvote.com. We intend to begin mailing our Notice of Internet Availability of Proxy Materials to stockholders on or about May 8, 2026. At that time, we also will begin mailing paper copies of our proxy materials to stockholders who requested them. Additional information on how these materials will be distributed is provided below.

Under U.S. Securities and Exchange Commission (the "SEC") rules, we are allowed to mail a notice to our stockholders informing them that our proxy statement, annual report on Form 10-K, electronic proxy card, and related materials are available for viewing, free of charge, on the Internet. Stockholders may then access these materials and vote their shares over the Internet, or request delivery of a full set of proxy materials by mail or email. These rules give us the opportunity to serve stockholders more efficiently by making the proxy materials available online and reducing the environmental impact and costs associated with printing and physical delivery. We are utilizing this process for the 2026 Annual Meeting. We intend to begin mailing the required notice, called the Notice of Internet Availability of Proxy Materials (the "Notice"), to stockholders on or about May 8, 2026. The proxy materials will be posted on the Internet, at www.proxyvote.com, no later than the day we begin mailing the Notice. If you receive a Notice, you will not receive a paper or email copy of the proxy materials unless you request one in the manner set forth in the Notice.

The Notice contains important information, including:

- The date, time, and location of the Annual Meeting, and information regarding virtual participation in the Annual Meeting online
- A brief description of the matters to be voted on at the meeting
- A list of the proxy materials available for viewing at www.proxyvote.com and the control number you will need to use to access the site
- Instructions on how to access and review the proxy materials online, how to vote your shares over the Internet, and how to get a paper or email copy of the proxy materials if that is your preference

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Introductory Note Regarding the Recent Declassification of our Board

On April 15, 2026, our Board of Directors unanimously approved amendments to our Bylaws to declassify the Board, which were effective immediately. Previously, our Bylaws provided that the directors were divided into three classes, with staggered terms of three years each. At previous annual meetings, our stockholders elected approximately one-third of the directors to serve a three-year term and until their successors were duly elected and qualified. Following the amendment to our Bylaws, directors are no longer divided into separate classes and all directors are elected annually, to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified.

In order to further facilitate the declassification of our Board, each of our directors who had a term that was to expire after the Annual Meeting under our classified board structure has submitted to us a resignation, which is effective immediately prior to the commencement of the Annual Meeting, resigning from the balance of their term as director. Accordingly, all incumbent directors' terms will terminate immediately prior to the Annual Meeting and all incumbent directors have been nominated for reelection to serve until the 2027 annual meeting or until their successors are duly elected and qualified.

Proposal Details

Unless stockholders otherwise specify, the shares represented by the proxies received will be voted in favor of the election as directors of the seven persons named as nominees herein. The Board has no reason to believe that the listed nominees will be unable or unwilling to serve as directors if elected.   However, in the event that any nominee should be unable to serve or for good cause will not serve, the shares represented by proxies received will be voted for another nominee selected by the Board. Each director will be elected by a majority of the votes cast at the Annual Meeting (assuming a quorum is present) in an uncontested election. Consequently, any shares not voted at the Annual Meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of the directors. Votes will be tabulated by an inspector of elections appointed by the Board.

The following sets forth certain information about the Board's nominees for election at the Annual Meeting. Currently, three of our seven Board members and nominees are women or ethnic minorities.

Director Nominees

Parul Bhandari, 50, has served as a director of the Company since May 2022. Ms. Bhandari has more than 20 years of experience driving growth and innovation at the world's leading technology and business development companies. Since 2012, she has held various leadership roles at Microsoft Corporation, a global technology company (NASDAQ: MSFT). Currently, Ms. Bhandari is the Director, Partner Strategy, Worldwide Telco, Media & Gaming at Microsoft, where she contributes to global partner recruiting, enablement and engagement. Previously, Ms. Bhandari was focused on leading Data and Machine Learning for Microsoft's Worldwide Public Sector. Prior to joining Microsoft, Ms. Bhandari served as Vice President of Business Development and Alliances for the management consulting firm Acelsior, teaming with large defense contractors. Ms. Bhandari has served as a director of Timberland Bancorp, Inc. (NASDAQ: TSBK) since 2021. Ms. Bhandari also served as a director of Cartica Acquisition Corp (NASDAQ: CITE), a blank check company, from January 2022 to May 2023. Ms. Bhandari's expertise as an accomplished technology leader, leveraging data and AI, as well as her experience driving industry solutions and engaging in digital transformation initiatives, led to the conclusion that she should serve as a director of the Company.

Donald M. Berwick, 79, has served as a director of the Company since October 2015. Dr. Berwick is the former President and Chief Executive Officer of the Institute for Healthcare Improvement, a nonprofit focused on improving healthcare worldwide, which he co-founded and led for almost 20 years, and where he now serves as President Emeritus. He has also been a Lecturer in the Department of Health Care Policy at Harvard Medical School. In 2026, Dr. Berwick joined the Board of Directors of BMC Hospitals Group, a consortium of Boston's safety net hospitals. From July 2010 to December 2011, Dr. Berwick served as the Administrator of the Centers for Medicare and Medicaid Services as an appointee of President Barack Obama. Dr. Berwick previously served on the faculty of the Harvard Medical School and the Harvard School of Public Health (from 1974 to 2010). He was also vice chair of the U.S. Preventive Services Task Force (from 1990 to 1995), the first "Independent Member" of the Board of Trustees of the American Hospital Association (from 1996 to 1999) and the chair of the National Advisory Council of the Agency for Healthcare Research and Quality (from 1995 to 1999). Dr. Berwick's expertise as a professional, administrator, lecturer and educator in the field of healthcare led to the conclusion that he should serve as a director of the Company.

Trent Green, 54, has served as our Chief Executive Officer since June 2025. Prior to joining the Company, Mr. Green served as Chief Executive Officer of Amazon One Medical, a hybrid primary care provider owned by Amazon, from September 2023 to February 2025 and as Chief Operating Officer of Amazon One Medical from July 2022 through August 2023. Prior to Amazon One Medical, Mr. Green served in various roles at Legacy Health, a nonprofit healthcare system, including Senior Vice President and Chief Operating Officer between 2019 and 2022, President, Emanuel Medical Center, between 2017 and 2019, and Senior Vice President and Chief Strategy Officer between 2008 and 2017. From 1999 to 2008, Mr. Green was a management consultant for Tiber Group/Navigant Consulting (now Guidehouse). Recognized as a visionary leader in the industry, Mr. Green was named to the inaugural TIME 100 Most Influential People in Health list and previously earned recognition as one of Modern Healthcare's Top 100 Healthcare Executives. Mr. Green's extensive experience in the healthcare industry, as well as his insight as our Chief Executive Officer, led to the conclusion that he should serve as a director of the Company.

Michael D. Hays, 71, has served as a director since he founded the Company in 1981 and as Chair since June 2025. He also served as President of the Company from 1981 to 2004, from July 2008 to July 2011, and from October 2020 to May 2025, and as Chief Executive Officer from 1981 to May 2025. Prior to founding the Company, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization). Mr. Hays' background as founder of the Company, and his long and successful tenure as Chief Executive Officer and a director, led to the conclusion that he should serve as a director of the Company.

Stephen H. Lockhart, 67, has served as a director of the Company since May 2021. Dr. Lockhart served as senior vice president and chief medical officer for Sutter Health Network, a not-for-profit system of hospitals, physician organizations, and research institutions in Northern California, from 2015 to 2021. Prior to that role, Dr. Lockhart served as Sutter Health Network's regional chief medical officer for the East Bay Region from 2010 to 2015. From 2008 to 2010, Dr. Lockhart served as the chief administrative officer at the St. Luke's campus of Sutter's California Pacific Medical Center. In 2017, Dr. Lockhart was named to California Governor Brown's Advisory Committee on Precision Medicine as part of California's effort to use advanced computing and technology to better understand, treat, and prevent disease. Dr. Lockhart serves on the boards of Molina Healthcare, Inc. (NYSE: MOH), a health plan provider under Medicaid and Medicare programs and in state insurance marketplaces, and West Pharmaceutical Services, Inc. (NYSE: WST), a leading global manufacturer of integrated containment and delivery systems for injectable medicines. Dr. Lockhart also serves on the board of the David and Lucile Packard Foundation and is chairman of Parks California – a nonprofit dedicated to supporting California's parks and public lands. Dr. Lockhart's 36 years of experience in the healthcare industry and his background as medical provider and administrator in a large healthcare system led to the conclusion that he should serve as a director of the Company.

John N. Nunnelly, 73, has served as a director of the Company since December 1997, and lead director since May 2012. Mr. Nunnelly is a retired Group President from McKesson Corporation, a leader in pharmaceutical distribution and healthcare information technology. During his 28-year career at McKesson, Mr. Nunnelly served in a variety of other positions, including Vice President of Strategic Planning and Business Development, Vice President and General Manager of the Amherst Product Group and Vice President of Sales-Decision Support. These responsibilities included leading several business units, including one with over $360 million in annual revenue. In addition, he was involved in managing a number of mergers and acquisitions. Mr. Nunnelly has also served as an adjunct professor at the University of Massachusetts, School of Nursing, advising students and faculty on matters pertaining to healthcare information technology. These experiences and Mr. Nunnelly's expertise as a professional and educator in the field of healthcare information technology led to the conclusion that he should serve as a director of the Company.

Penny A. Wheeler, 67, has served as a director of the Company since May 2021. From 2015 to 2021, Dr. Wheeler served as the chief executive officer of Allina Health, a not-for-profit healthcare system serving over 1.5 million individuals in Minnesota and western Wisconsin. Prior to that role she served as chief clinical officer since 2006. For 20 years, Dr. Wheeler has also served as a board certified obstetrician/gynecologist where she spent considerable time interacting with, and caring for, patients and the community. In 2015, Minnesota Governor Mark Dayton appointed Dr. Wheeler to the Taskforce for Health Care Financing, and Dr. Wheeler has been named as one of the top 25 women in healthcare by Modern Healthcare magazine. Dr. Wheeler currently serves as a Regent of the University of Minnesota. She is past chair of the University's Academic Health Committee and currently chairs the Finance Committee of the Board of Regents. She is also on the Board of Cedar Cares, an organization that eases the patient billing experience through customized engagement. Dr. Wheeler's past leadership experiences in the healthcare industry led to the conclusion that she should serve as a director of the Company.

THE BOARD UNANIMOUSLY RECOMMENDS THE FOREGOING NOMINEES FOR ELECTION AS DIRECTORS AND URGES EACH STOCKHOLDER TO VOTE "FOR" SUCH NOMINEES. SHARES OF THE COMPANY'S COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" SUCH NOMINEES.

CORPORATE GOVERNANCE

Independent Directors and Annual Meeting Attendance

Of the seven directors currently serving on the Board, the Board has determined that Donald M. Berwick, Parul Bhandari, Stephen H. Lockhart, John N. Nunnelly, and Penny A. Wheeler are "independent directors" as that term is defined in the listing standards of The NASDAQ Stock Market.

We do not have a policy regarding director attendance at our annual meetings of stockholders. Three of our board members attended our 2025 annual meeting of stockholders.

Currently, Mike Hays serves as Chair of the Board. While our Chair and chief executive officer are currently separate, we do not have a policy on whether the roles of chief executive officer and Chair must be separate. The Board has, however, designated a lead director since 2007, with Mr. Nunnelly serving as the lead director since May 2012.

The lead director is an independent director who is appointed by the independent directors and who works closely with the chief executive officer and Chair. In addition to serving as the principal liaison between the independent directors and the chief executive officer and Chair in matters relating to the Board as a whole, the primary responsibilities of the lead director are as follows:

- Preside at all meetings of the Board at which the Chair is not present, including any executive sessions of the independent directors, and establish agendas for such executive sessions in consultation with the other directors, the chief executive officer, and the Chair;

- Advise the chief executive officer and the Chair as to the quality, quantity, and timeliness of the flow of information from management that is necessary for the independent directors to effectively perform their duties;

- Have the authority to call meetings of the independent directors as appropriate; and

- Be available to act as the spokesperson for the Company if the chief executive officer or the Chair is unable to act as the spokesperson.

Committees

The Board held four meetings and the independent directors did not separately meet in 2025. All incumbent directors attended at least 75% of the aggregate of the meetings of the Board and the committees on which they served (during the periods for which they served) during 2025.

The Board has a standing Audit Committee, Compensation and Talent Committee (the "Compensation Committee"), Nominating Committee, and Strategic Planning Committee. Each of these committees has the responsibilities set forth in formal written charters adopted by the Board. We make available copies of each of these charters free of charge on our website located at www.nrchealth.com/investor-relations/corporate-governance/. The contents of our website are not incorporated by reference into this proxy statement.

The Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by overseeing our systems of internal controls regarding finance, accounting, legal compliance, and ethics that management and the Board have established; our accounting and financial reporting processes; the audits of our financial statements; and oversight of the risks and exposures relating to data privacy, information security, and cybersecurity. The Audit Committee presently consists of John N. Nunnelly (Chairperson), Donald M. Berwick, Parul Bhandari, Stephen H. Lockhart, and Penny A. Wheeler, each of whom meets the independence standards of The NASDAQ Stock Market and the Securities and Exchange Commission for audit committee members. The Board has determined that John N. Nunnelly qualifies as an "audit committee financial expert," as Mr. Nunnelly (i) meets the Audit Committee member independence criteria under applicable SEC rules, (ii) is independent, as independence for Audit Committee members is defined under applicable NASDAQ listing standards, and (iii) has sufficient knowledge, experience and sophistication in financial and auditing matters under relevant SEC and NASDAQ rules. The Audit Committee held three meetings in 2025.

The Compensation Committee determines compensation programs for our executive officers, reviews management's recommendations as to the compensation to be paid to other key personnel and administers our equity-based compensation plans. The Compensation Committee presently consists of Stephen H. Lockhart (Chairperson), Donald M. Berwick, Parul Bhandari, John N. Nunnelly, and Penny A. Wheeler, each of whom meets the independence standards of The NASDAQ Stock Market and the Securities and Exchange Commission for compensation committee members. The Compensation Committee held one meeting in 2025. From time to time, with the last time being in 2015, the Compensation Committee or our management has engaged a nationally recognized compensation consultant to assist us in our review of our compensation and benefits programs, including the competitiveness of pay levels against similarly sized companies, executive compensation design issues, market trends and technical considerations. The Compensation Committee did not use this information in setting the compensation of our executive officers in 2025 and does not use a peer group given the absence of any publicly traded peers.

The Nominating Committee presently consists of Donald M. Berwick (Chairperson), Parul Bhandari, Stephen H. Lockhart, John N. Nunnelly, and Penny A. Wheeler, each of whom meets the independence standards of The NASDAQ Stock Market for nominating committee members. The Nominating Committee's primary functions are to: (1) recommend persons to be selected by the Board as nominees for election as directors and (2) recommend persons to be elected to fill any vacancies on the Board. The Nominating Committee held one meeting in 2025.

The Strategic Planning Committee assists the Board in reviewing and, as necessary, altering, our strategic plan, reviewing industry trends and their effects, if any, on us and assessing our portfolio of products, services and offerings and the viability of such portfolio in meeting the needs of the markets that we serve. John N. Nunnelly (Chairperson), Donald M. Berwick, Parul Bhandari, Stephen H. Lockhart, and Penny A. Wheeler are the current members of the Strategic Planning Committee. The Strategic Planning Committee did not meet in 2025, as strategic and product portfolio matters were reviewed by the entire Board.

Board Oversight of Risk

The full Board is responsible for the oversight of our operational and strategic risk management process. The Board relies on its Audit Committee to address significant financial risk exposures facing us and the steps management has taken to monitor, control, and report such exposures, with appropriate reporting of these risks to be made to the full Board. The Audit Committee also inquires of, and receives regular reports from, management, our independent accountants, and our internal auditor about significant risks and exposures, including risks and exposures relating to data privacy, information security, and cybersecurity, and assesses the steps management has taken to minimize such risks and exposures, with appropriate reporting of these risks to be made to the full Board. The Board relies on its Compensation Committee to address significant risk exposures facing us with respect to compensation, with appropriate reporting of these risks to be made to the full Board. The Board's role in our risk oversight has not affected the Board's leadership structure.

Majority Vote Policy

As a matter of robust and effective corporate governance, our Bylaws require that, for directors to be elected (or reelected) to serve on the Company's Board, in an uncontested election, they must receive support from holders of a majority of shares voted. Pursuant to our Bylaws, if a director does not receive at least a majority of the votes cast in an uncontested election, such director is required to submit his or her offer of resignation for consideration by the Board. Following submission of such offer of resignation and within sixty days following certification of the stockholder's vote, the Nominating Committee shall recommend to the Board the action to be taken with respect to such offer of resignation. In determining whether or not to recommend that the Board accept a resignation offer, the Nominating Committee may consider all factors believed to be relevant by the Nominating Committee's members, including without limitation: (1) any stated reasons for the director not receiving the required majority vote and whether the underlying cause or causes are curable; (2) the factors, if any, set forth in the guidelines or other policies that are to be considered by the Nominating Committee in evaluating potential candidates for the Board as such factors relate to each director who has so offered his or her resignation; (3) the length of service of such director; (4) the effect of such resignation on the Company's compliance with any law, rule, regulation, stock exchange listing standards, or contractual obligations; (5) such director's contributions to the Company; and (6) any other factors that the Nominating Committee believes are in the best interest of the Company. Following submission of the Nominating Committee's recommendation and within ninety days of certification of the stockholder's vote, the Board shall act on the Nominating Committee's recommendation and publicly disclose their decision and reasons therefor. In determining whether to accept any resignation offer, the Board shall take into account the factors considered by the Nominating Committee and any additional information and factors the Board believes relevant.

Proxy Access

In accordance with our Bylaws, eligible stockholders who have continuously owned at least 3% of our outstanding Common Stock for at least the three immediately preceding years may submit director nominees for inclusion in our proxy materials. Up to 20 eligible stockholders may aggregate their holdings together to reach the 3% ownership threshold. The number of director nominees nominated by an eligible stockholder or a group of eligible stockholders may not be more than 20% of the total number of directors of the Company, but not less than two. Notice of nominations must be received no earlier than 150 days and no later than 120 days prior to the anniversary of the date the Company mailed its proxy for the immediately preceding annual meeting of stockholders, provided that if the current year's annual meeting is not scheduled to be held within a period that commences 30 days before the anniversary date of the immediately preceding annual meeting of stockholders and ending within 30 days after such anniversary, notice of nominations must be given by the later of the close of business on the date which is 180 days prior to the date of the current year's annual meeting or the 10th day following the date the current year's annual meeting is first publicly announced or disclosed.

Nominations of Directors

The Nominating Committee will consider persons recommended by stockholders to become nominees for election as directors. Recommendations for consideration by the Nominating Committee should be sent to the Secretary of the Company in writing together with appropriate biographical information concerning each proposed nominee. Our Bylaws also set forth certain requirements for stockholders wishing to nominate director candidates directly for consideration by the stockholders. With respect to an election of directors to be held at an annual meeting, a stockholder must, among other things, give notice of intent to make such a nomination to the Secretary of the Company not less than 90 days or more than 120 days prior to first anniversary of the previous year's annual meeting. In the event, however, that no annual meeting was held the previous year or the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary of the previous year's annual meeting, in order to be timely notice by the stockholder must be received not earlier than the 120th day prior to the date of such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting and (ii) the 10th day following the day on which public announcement of the date of such meeting is first made.

In identifying and evaluating nominees for director, the Nominating Committee seeks to ensure that the Board possesses, in the aggregate, the strategic, managerial and financial skills and experience necessary to fulfill its duties and to achieve its objectives, and seeks to ensure that the Board is comprised of directors who have broad and varied backgrounds, possessing knowledge in areas that are of importance to us. The Nominating Committee looks at each nominee on a case-by-case basis regardless of who recommended the nominee. In looking at the qualifications of each candidate to determine if their election would further the goals described above, the Nominating Committee takes into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint, and industry knowledge. In addition, the Board and the Nominating Committee believe that the following specific qualities and skills are necessary for directors to possess:

- A director must display high personal and professional ethics, integrity, and values.

- A director must have the ability to exercise sound business judgment.

- A director must be accomplished in his or her respective field, with broad experience at the administrative and/or policy-making level in business, government, education, technology, or public interest.

- A director must have relevant expertise and experience, and be able to offer advice and guidance based on that expertise and experience.

- A director must have sufficient time available to devote to activities of the Board and to enhance his or her knowledge of the Company's business.

- A majority of the directors should be independent directors under the rules of the NASDAQ Stock Market, recognizing that directors who are not independent also make valuable contributions to the Board and to the Company by reason of their experience and wisdom.

The Board also believes the following qualities or skills are necessary for one or more directors to possess:

- At least one independent director must have the requisite experience and expertise to be designated as an "audit committee financial expert," as defined by applicable rules of the Securities and Exchange Commission, and have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the member's financial sophistication, as required by the rules of NASDAQ.

- One or more of the directors generally must be active or former executive officers of public or private companies or leaders of major complex organizations, including commercial, scientific, government, educational, and other similar institutions.

Compensation Committee Interlocks and Insider Participation

Dr. Berwick, Ms. Bhandari, Dr. Lockhart, Mr. Nunnelly, and Dr. Wheeler served on the Compensation Committee during 2025. None of such individuals were our officers or employees at any time during 2025 or as of the date of this Proxy Statement, nor was any such individual a former officer of the Company. In 2025, no member of our Compensation Committee had any relationship or transaction with us that would require disclosure as a "related person transaction" under Item 404 of Securities and Exchange Commission Regulation S-K in this Proxy Statement under the section entitled *Transactions with Related Persons*.

During 2025, none of our executive officers served as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served on our Compensation Committee. Additionally, during 2025, none of our executive officers served as a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served as a member of our Board or Compensation Committee.

Transactions with Related Persons

The Company had no related person transactions during 2025, and none are currently proposed, in which we were a participant and in which any related person had a direct or indirect material interest. Our Board has adopted written policies and procedures regarding related person transactions. For purposes of these policies and procedures:

- A "related person" means any of our directors, executive officers, nominees for director, any holder of 5% or more of the Common Stock, or any of their immediate family members; and

- A "related person transaction" generally is a transaction (including any indebtedness or a guarantee of indebtedness) in which we were or are to be a participant and the amount involved exceeds $120,000, and in which a related person had or will have a direct or indirect material interest.

Each of our executive officers, directors or nominees for director is required to disclose to the Audit Committee certain information relating to related person transactions for review, approval or ratification by the Audit Committee. Disclosure to the Audit Committee should occur before, if possible, or as soon as practicable after the related person transaction is effected, but in any event as soon as practicable after the executive officer, director or nominee for director becomes aware of the related person transaction. The Audit Committee's decision whether to approve or ratify a related person transaction is to be made in light of the Audit Committee's determination that consummation of the transaction is not or was not contrary to our best interests. Any related person transaction must be disclosed to the full Board.

Communications with the Board of Directors

Stockholders may communicate with the Board by writing to NRC Health, Board of Directors (or, at the stockholder's option, to a specific director), c/o Michelle Bachman, Executive Secretary, 1245 Q Street, Lincoln, Nebraska 68508. Ms. Bachman will ensure that the communication is delivered to the Board or the specified director, as the case may be.

Information About Our Executive Officers

Set forth below is certain information regarding our current executive officers (other than our Chair, Mr. Hays, and our CEO and President, Mr. Green, for whom information is set forth above under *Director Nominees*).

David Burik, 68, joined the Company as Executive Vice President, Strategic Insights in January 2026, bringing more than 30 years of healthcare consulting experience. Prior to joining the Company, he was a Partner at Guidehouse, a leading provider of consulting, technology, and managed services, from January 2020 to January 2026 and served as Managing Director at Navigant from January 2004 to January 2020. Mr. Burik was a Founding Partner at Tiber Group from 1989 to 2004 and served as Manager at Price Waterhouse from 1980 to 1989.

Shane Harrison, 49, has served as our Executive Vice President and Chief Financial Officer since September 2025. Prior to joining the Company, Mr. Harrison served as Senior Vice President of Finance and Investor Relations at PowerSchool, a leading provider of K-12 education software from 2022 to August 2025. Prior to that, he served as Senior Vice President of Corporate Development for NAVEX Global, a risk and compliance-based SaaS business, from 2019 to 2021, and in various positions, including Senior Vice President of Corporate Development and Investor Relations, Corporate Treasurer, and Interim CFO, for FLIR Systems, a publicly traded advanced imaging sensors business, from 2010 to 2019. Mr. Harrison began his career with Deloitte and was an investment banker at Lehman Brothers after he received his Bachelor of Science in Accounting from the University of Oregon and a Master of Business Administration from the UCLA Anderson School of Management.

Helen L. Hrdy, 61, has served as our Chief Operating Officer since October 2024 and as an Executive Vice President since October 2025. Previously, Ms. Hrdy served as our Chief Customer Officer from January 2024 to October 2024, our Chief Growth Officer from January 2020 to January

2024, and Senior Vice President, Customer Success, from January 2012 to January 2020. Prior to this Ms. Hrdy held various positions of increasing responsibility with the Company since 2000.

Andy Monnich, 50, has served as our Chief Corporate Development Officer since January 2024 and an Executive Vice President since October 2025. For over the past 20 years, Mr. Monnich has worked in product and corporate development roles across the healthcare, financial services, and education industries, including for the Company as Senior Vice President of Strategy and Corporate Development from 2011 to 2013, as Managing Director and Co-Founder of Connect from 2013 to 2016, when Connect was acquired by the Company, and as Chief Strategy Officer at Practicing Excellence from July 2018 to August 2020. Prior to rejoining the Company in 2024, Mr. Monnich worked as a consultant; developing, defining, and implementing strategies that helped businesses make lasting improvements to their innovation and performance.

Jason R. Rau, 55, has served as Executive Vice President, Sales since October 2025. He previously served in various roles at the Company, including as Area Manager from 1995 to 2002, as Regional Manager from 2002 to 2003, Vice President of Sales of NRC Picker from 2003 to 2008, President of NRC Picker from 2008 to 2011, in Strategy and Corporate Development from 2011 to 2013, and as Senior Vice President from July 2024 to October 2025. Mr. Rau also served as Chief Growth Officer of Nobl, a healthcare rounding technology company, from June 2022 to July 2024 when Nobl was acquired by the Company, and as Executive Vice President Business Development of Practicing Excellence, a human development company specializing in healthcare, from January 2018 to June 2022. He was also the Co-Founder of Connect from 2013 to 2016. Mr. Rau served on an Expert Advisor Panel at The Joint Commission from 2009 to 2010 and began his career as an Account Executive in the telecom industry from 1993 to 1995.

Our executive officers are elected by and serve at the discretion of the Board. There are no family relationships between any of our directors or executive officers. There are no arrangements or understandings between any of our executive officers and any other person pursuant to which any of our executive officers was or is to be selected as an officer.

2025 DIRECTOR COMPENSATION

Directors who are employees of the Company receive no compensation for service as members of either the Board or committees thereof. Directors who are not employees of the Company were entitled to receive the following in 2025:

- an annual fixed fee of $75,000 for the lead director and $50,000 for each other director;
- a cash payment of up to $50,000, conditioned on each director's in-person participation in at least two in-person meetings for the year, to be paid in $25,000 increments per in-person meeting attended (the "Director Cash Payment");
- a grant of an option to purchase shares of our Common Stock with a target grant date fair value of approximately $50,000, rounded to the nearest whole share and computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation ("FASB ASC Topic 718"), or successor rule, conditioned on each director's in-person participation in both of the two in-person meetings for the year (the "Director Equity Award"); and

- pursuant to the National Research Corporation 2004 Non-Employee Director Stock Plan, as amended (the "2004 Director Stock Plan"), each director who is not an associate (i.e., employee) of the Company also received an annual grant of an option to purchase shares of our Common Stock on the date of each Annual Meeting of Stockholders with a target grant date fair value of approximately $100,000, rounded to the nearest whole share and computed in accordance with FASB ASC Topic 718, or successor rule, an exercise price equal to the fair market value of our Common Stock on the date of grant, and scheduled to vest the day immediately preceding the next annual meeting of stockholders.

Directors are also reimbursed for out-of-pocket expenses associated with attending meetings of the Board and committees thereof. We also cover the expense of our directors and executive officers for complying with their SEC reporting obligations, including under Section 16(a) and Section 13(d) of the Exchange Act.

The options granted to our directors during 2025 were granted in accordance with our Board's standard practice of making annual options grants effective on the date of the annual meeting of stockholders. The timing of the grants was not tied to the timing of any release of material nonpublic information.

The following table sets forth information regarding the compensation received by each of our non-employee directors during 2025:

Director	Fees Earned or Paid in Cash [1]	Option Awards [2]	Total
Donald M. Berwick	$ 100,000	$ 150,000	$ 250,000
Parul Bhandari	$ 75,000	$ 100,000	$ 175,000
Stephen H. Lockhart	$ 75,000	$ 100,000	$ 175,000
John N. Nunnelly	$ 125,000	$ 150,000	$ 275,000
Penny A. Wheeler	$ 100,000	$ 150,000	$ 250,000

[1] Includes the annual cash fixed fee plus the earned portion of the Director Cash Payment.

[2] Represents the aggregate grant date fair value of option awards granted during the year, computed in accordance with FASB ASC Topic 718. See Note 8 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2025, for a discussion of assumptions made in the valuation of share-based compensation. For Dr. Berwick, Mr. Nunnelly, and Dr. Wheeler, amount reflects options earned in respect of the Director Equity Award. As of December 31, 2025, the outstanding option awards for each director were as follows: Dr. Berwick – 109,201 options; Ms. Bhandari – 77,365 options; Dr. Lockhart – 79,398 options; Mr. Nunnelly – 112,780 options; and Dr. Wheeler – 102,023 options.

REPORT OF THE AUDIT COMMITTEE

In accordance with its written charter, the Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by overseeing the Company's systems of internal controls regarding finance, accounting, legal compliance, and ethics that management and the Board have established; the Company's accounting and financial reporting processes; and the audits of the financial statements of the Company.

In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited financial statements contained in the 2025 Annual Report on Form 10-K with the Company's management and independent registered public accounting firm. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion on the audited financial statements in conformity with U.S. generally accepted accounting principles and on the Company's internal control over financial reporting.

The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed under the applicable requirements of the Public Company Accounting Oversight Board regarding communications with audit committees. In addition, the Company's independent registered public accounting firm provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and the Audit Committee discussed with the independent registered public accounting firm the firm's independence. The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. The Audit Committee has considered whether the provision of the services relating to the *Audit-Related Fees*, *Tax Fees* and *All Other Fees* set forth in *Miscellaneous – Independent Registered Public Accounting Firm* was compatible with maintaining the independence of the independent registered public accounting firm and determined that such services did not adversely affect the independence of the firm.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, for filing with the Securities and Exchange Commission.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.


AUDIT COMMITTEE

John N. Nunnelly, Chairperson
Donald M. Berwick
Parul Bhandari
Stephen H. Lockhart
Penny A. Wheeler


PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of Common Stock as of March 31, 2026 by: (1) each director and director nominee; (2) each of the executive officers named in the Summary Compensation Table; (3) all of the directors and executive officers as a group; and (4) each person (or group as that term is defined in Exchange Act Section 13(d)(3)) known to the Company to be the beneficial owner of more than 5% of the Common Stock. Except as otherwise indicated in the footnotes, each of the holders listed below has sole voting and investment power over the shares beneficially owned. As of March 31, 2026, there were 22,536,696 shares of Common Stock outstanding.

Name of Beneficial Owner	Shares Beneficially Owned	
	Shares	% [1]
Directors and Named Executive Officers [2]		
Trent Green	500,000	2.2%
Shane Harrison	158,729 [3]	*
Helen L. Hrdy	180,281 [4]	*
Andy Monnich	100,000	*
Jason Rau	-	*
Michael D. Hays	847,299 [5]	3.8%
Linda Stacy	-	*
Donald M. Berwick	74,284 [4]	*
Parul Bhandari	51,267 [4]	*
Stephen H. Lockhart	53,300 [4]	*
John N. Nunnelly	110,529 [4]	*
Penny A. Wheeler	67,106 [4]	*
All directors, nominees, and executive officers as a group (twelve persons)	2,093,256	9.2%
Other Holders		
Common Property Trust [6]	8,609,601	38.2%
Amandla LLC [6]	4,755,317	21.1%
Common Property Trust LLC [6]	3,854,284	17.1%
Patrick E. Beans [7]	10,575,634	46.9%
Kayne Anderson Rudnick Investment Management LLC [8]	2,657,832	11.8%

* Denotes less than 1%.

[1] In accordance with applicable rules under the Exchange Act, the number of shares indicated as beneficially owned by a person includes shares of common stock that such person has the right to acquire within 60 days of March 31, 2026, including shares underlying options that are currently exercisable or will be exercisable within 60 days of March 31, 2026. Shares of common stock underlying stock options that are currently exercisable or will be exercisable within 60 days of March 31, 2026 are deemed to be outstanding for purposes of computing the percentage ownership of the person holding such options, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

[2] The address of all directors and officers is 1245 Q Street, Lincoln, Nebraska 68508.

(3)   Includes (i) 21,729 shares of Common Stock held directly by Mr. Harrison; (ii) 129,000 shares of restricted stock which have not vested but with respect to which Mr. Harrison has voting power; and (iii) 8,000 shares of Common Stock held indirectly by Mr. Harrison through an IRA.

(4)   Includes shares of Common Stock that may be purchased under stock options which are currently exercisable or exercisable within 60 days of March 31, 2026, as follows: Ms. Hrdy, 45,462 shares; Dr. Berwick, 74,284 shares; Ms. Bhandari, 51,267 shares; Dr. Lockhart, 53,300 shares; Mr. Nunnelly, 77,863 shares; and Dr. Wheeler, 67,106 shares.

(5)   Includes: (i) 20,154 shares of Common Stock held directly by Mr. Hays; (ii) 76,095 shares of Common Stock held by Mr. Hays' wife (Mr. Hays disclaims beneficial ownership of the shares held by his wife); (iii) 25,017 shares of Common Stock that may be purchased under stock options which are currently exercisable or exercisable within 60 days of March 31, 2026; and (iv) an aggregate of 726,033 shares of Common Stock held directly by various irrevocable trusts (the "Irrevocable Trusts") created by Mr. Hays for the benefit of various family members (the "Irrevocable Trust Shares"), that Mr. Hays has the right to reacquire at any time by substituting other property having equivalent value therefor (such that Mr. Hays shares beneficial ownership of the Irrevocable Trust Shares with the trusts that hold such shares directly). Excludes: (i) 4,755,317 shares of Common Stock held directly by Amandla LLC ("Amandla"), a limited liability company wholly owned by Common Property Trust ("CPT"), an irrevocable trust created by Mr. Hays for the benefit of various family members, and 3,854,284 shares of Common Stock held by Common Property Trust LLC ("CPT LLC"), a limited liability company wholly owned by CPT (collectively, the "CP Trust Shares"); (ii) 47,110 shares of Common Stock (the "1999 Trust Shares") held directly by a trust created by Mr. Hays for the benefit of various family members (the "1999 Trust"); and (iii) an aggregate of 142,597 shares of Common Stock (the "Family Trust Shares") held directly by two irrevocable trusts created by Mr. hays for the benefit of various family members (the "Family Trusts"). Mr. Hays has the power to replace the manager of Amandla and CPT LLC (currently Patrick E. Beans), who has direct voting and dispositive power with respect to the CP Trust Shares, at any time, subject to certain limitations as to the identity of the replacement manager. As a result, Mr. Hays may be deemed to be the beneficial owner of the CPT Trust Shares, however, Mr. Hays disclaims beneficial ownership of all CP Trust Shares. In addition, Mr. Hays has the power to replace the trustee of the 1999 Trust (currently Patrick E. Beans), who has direct voting and dispositive power with respect to the 1999 Trust Shares, at any time, subject to certain limitations as to the identity of the replacement trustee. As a result, Mr. Hays may be deemed to be the beneficial owner of the 1999 Trust Shares, however, Mr. Hays disclaims beneficial ownership of the 1999 Trust Shares. In addition, Mr. Hays has the power to replace the Protector of the Family Trusts, who can in turn replace the Special Holdings Direction Advisor of the Family Trusts at any time (currently Mr. Beans), who has direct voting and dispositive power with respect to the Family Trust Shares, subject in each case to certain limitations as to the identity of the replacement. As a result, Mr. Hays may be deemed to be the beneficial owner of the Family Trust Shares, however, Mr. Hays disclaims beneficial ownership of the Family Trust Shares. Also see footnotes (6) and (7).

(6)   CPT is: (i) the 100% owner of Amandla, which is the direct owner of 4,755,317 shares of Common Stock; and (ii) the 100% owner of CPT LLC, which is the direct owner of 3,854,284 shares of Common Stock (such that CPT and Amandla share beneficial ownership of the Common Stock held directly by Amandla; and CPT and CPT LLC share beneficial ownership over the shares of Common Stock held directly by CPT LLC). The address for CPT is 20 Montchanin Road, Suite 100, Greenville, DE 19807. The address of Amandla and CPT LLC is 709 Pier 2, Lincoln, NE 68528. Also see footnote (7).

(7)   Includes: (i) 35,003 shares of Common Stock held by Mr. Beans directly; (ii) the CP Trust Shares (Mr. Beans is the manager of Amandla and CPT LLC); (iii) the Irrevocable Trust Shares (Mr. Beans is the Special Holdings Direction Advisor and Protector of the Irrevocable Trusts); (iv) the Family Trust Shares (PB is the Special Holdings Direction Advisor and Protector of the Family Trusts); (v) the 1999 Trust Shares (Mr. Beans is the trustee of the 1999 Trust); (vi) an aggregate of 423,561 shares of Common Stock (the "Additional Shares") held directly by various trusts created by Mr. Hays (the "Additional Shares Trusts") for the benefit of various family members (PB is the Special Holdings Direction Advisor and Protector of the Additional Shares Trusts, with direct voting and dispositive power over the Additional Shares); (vii) an aggregate of 312,629 shares of Common Stock (the "Burr Oak Shares") held directly by various limited liability companies (the "Burr Oak LLCs") that are 100% owned by certain of the Irrevocable Trusts, the Family Trusts, and an Additional Share Trust (the "Burr Oak Irrevocable Trusts") (Mr. Beans is the Special Manager of the Burr Oak LLCs); and (viii) 279,100 shares of Common Stock (the "Foundation Shares") held by a charitable foundation formed by Mr. Hays (Mr. Beans is one of two members of the Special Holdings Direction Advisor Committee for such foundation). As a result, Mr. Beans shares beneficial ownership over: (1) the CP Trust Shares with CPT, Amandla and CPT LLC; (2) the Irrevocable Trust Shares with the Irrevocable Trusts and Mr. Hays; (3) the Family Trust Shares with the Family Trusts; (4) the 1999 Trust Shares with the 1999 Trust; (5) the Additional Trust Shares with the Additional Trusts; (6) the Burr Oak Shares with the Burr Oak LLCs and the Burr Oak Irrevocable Trusts; and (7) the Foundation Shares with the other member of the Special Holdings Direction Advisor Committee for such foundation and such foundation (Mr. Beans disclaims beneficial ownership of the Foundation Shares). Mr. Bean's address is 709 Pier 2, Lincoln, NE 68528.

(8)   The number of shares owned set forth above in the table is as of or about December 31, 2025 as reported by Kayne Anderson Rudnick Investment Management LLC ("Kayne Anderson") in its amended Schedule 13G filed with the Securities and Exchange Commission on February 13, 2026. The address for Kayne Anderson is 2000 Avenue of the Stars, Suite 1110, Los Angeles, California 90067. Kayne Anderson reports sole voting power with respect to 458,587 of these shares; sole dispositive power with respect to 481,196 of these shares; and shared voting and dispositive power with respect to 2,176,636 of these shares. The amended Schedule 13G further provides that the shares noted as beneficially owned by Kayne Anderson include: (i) 1,739,966 shares beneficially owned by Virtus Investment Advisers, LLC, One Financial Plaza, Hartford, Connecticut 06103, for which such person has shared voting and dispositive power; and (ii) 1,708,009 shares beneficially owned by Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund, 101 Munson Street, Greenfield, Massachusetts 01301, for which such person has shared voting and dispositive power.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers, and persons who beneficially own (directly or indirectly) more than 10% of our common stock to file reports with the SEC regarding their ownership and changes in ownership of our securities. Based upon our examination of the copies of Forms 3, 4, and 5, and amendments thereto, filed electronically with the SEC and the written representations of our directors and executive officers, we believe that, during fiscal 2025 our directors, executive officers, and greater than 10% beneficial owners complied with all Section 16(a) filing requirements, with the exception of one late Form 3 and one late Form 4 for Mr. Patrick Beans filed in 2025, one late Form 4 for Common Property Trust and one late Form 4 for Amandla MK Trust filed in 2025, one late Form 3 for Mr. Jason Rau filed in 2025, and one late Form 4 for Shane Harrison filed in 2026 but which was due in 2025. Each late Form 4 reported a single transaction, except that Mr. Beans' late Form 4 reported four transactions.

PROPOSAL NO. 2 – RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed KPMG LLP to serve as our independent registered public accounting firm for the year ending December 31, 2026.

We are asking our stockholders to ratify the appointment of KPMG LLP as our independent registered public accounting firm. Although ratification is not required, our Board is submitting the appointment of KPMG LLP to our stockholders for ratification because we value our stockholders' views on our independent auditors and as a matter of good corporate practice. In the event that our stockholders fail to ratify the appointment, the Audit Committee will consider it as a direction to consider the appointment of a different firm. Even if the appointment is ratified, the Audit Committee in its discretion may select a different independent auditor at any time if it determines that such a change would be in the best interests of the Company and our stockholders.

Representatives of KPMG LLP are expected to participate in the Annual Meeting via the live webcast with the opportunity to make a statement if they so desire. Such representatives are also expected to be available to respond to appropriate questions.

Assuming a quorum is present at the Annual Meeting, the number of votes cast for the ratification of the Audit Committee's appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2026 must exceed the number of votes cast against it. Abstentions and broker non-votes will be counted as present in determining whether there is a quorum; however, they will not constitute a vote "for" or "against" ratification and will be disregarded in the calculation of votes cast. A broker non-vote occurs when a broker submits a proxy card with respect to shares that the broker holds on behalf of another person but declines to vote on a particular matter, either because the broker elects not to exercise its discretionary authority to vote on the matter or does not have authority to vote on the matter.

THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. SHARES OF THE COMPANY'S COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Executive Compensation Philosophy

Key features of our compensation program include the following:

✓ Direct link between pay and performance that aligns business strategies with stockholder value creation

✓ Annual say-on-pay votes

✓ No excessive perquisites for executives

✓ Appropriate balance between short- and long-term compensation that discourages short-term risk taking at the expense of long-term results

We recognize the importance of maintaining sound principles for the development and administration of our executive compensation and benefit programs. Specifically, we design our executive compensation and benefit programs to advance the following core principles:

• Competitive Pay for Our Market. We strive to compensate our executive officers at levels to ensure that we continue to attract and retain a highly competent and committed management team.

• Align with Stockholders. We seek to align the interests, perspectives and decision-making of our executive officers with the interests of our stockholders primarily through equity grants.

We believe that a focus on these principles will benefit us and, ultimately, our stockholders in the long term by ensuring that we can attract and retain highly-qualified executive officers who are committed to our long-term success.

In addition, the Compensation Committee considers all factors that may have an impact on our financial performance when approving our compensation programs, including tax (such as Section 162(m) of the Internal Revenue Code ("Section 162(m)")) and accounting rules and regulations. Section 162(m) generally limits our ability to deduct compensation paid to "covered employees" (as defined in the Internal Revenue Code) to the extent such compensation exceeds $1 million to such employee in any fiscal year. Although our compensation programs may take into consideration Section 162(m) as a factor, these considerations will not necessarily limit compensation to only amounts that are deductible by us under Section 162(m).

Named Executive Officers

For the year ended December 31, 2025, our named executive officers (collectively, the "Named Executive Officers or NEOs") were as follows:

Name	Position
Trent Green	Chief Executive Officer
Shane Harrison	Chief Financial Officer
Helen L. Hrdy	EVP & Chief Operating Officer
Andy Monnich	EVP & Chief Corporate Development Officer
Jason Rau	Executive Vice President, Sales
Michael D. Hays	Chair, Former Chief Executive Officer
Linda Stacy	Former Interim Principal Financial Officer

Mr. Hays served as our chief executive officer and principal executive officer until June 1, 2025, at which time Mr. Green became our chief executive officer and our principal executive officer and Mr. Hays became our Chair. Mr. Hays also served as our principal financial officer from April 18, 2025 until September 29, 2025, at which time Mr. Harrison became our chief financial officer and principal financial officer. Ms. Stacy served as our interim principal financial officer from February 26, 2025 until April 18, 2025, when she was succeeded by Mr. Hays.

Role of the Compensation Committee

The Board appoints the Compensation Committee, which consists entirely of directors who are "non-employee directors" for purposes of the Exchange Act. The following individuals are members of the Compensation Committee:

- Stephen H. Lockhart (Chairperson)

- Donald M. Berwick

- Parul Bhandari

- John N. Nunnelly

- Penny A. Wheeler

The Compensation Committee is responsible for discharging the Board's responsibilities with respect to all significant aspects of our compensation policies, programs and plans, and accordingly the Compensation Committee determines compensation programs for our executive officers or recommends such programs to the full Board for approval. The Compensation Committee also reviews management's recommendations as to the compensation to be paid to other key personnel and administers our equity-based compensation plans. Periodically, the Compensation Committee reviews and determines our compensation and benefit programs, with the objective of ensuring the executive compensation and benefits programs are consistent with our compensation philosophy. The Compensation Committee has authority to carry out the foregoing responsibilities under its charter and may delegate such authority to subcommittees.

In determining compensation levels for our Named Executive Officers in 2025, the Compensation Committee did not engage any compensation consultant to provide advice concerning executive officer compensation.

One objective of the Compensation Committee in setting compensation for our executive officers, other than Mr. Hays, is to establish base salary at a level that will attract and retain highly-qualified individuals. The Compensation Committee's considerations in setting Mr. Hays' base salary are described below. For our executive officers other than Mr. Hays, we also consider individual performance, level of responsibility, skills and experience, and internal comparisons among executive officers in determining base salary levels.

The Compensation Committee administers our annual and long-term cash and equity incentives. The Compensation Committee considers internal comparisons and other existing compensation awards or arrangements in making compensation decisions and recommendations. In its decision-making process, the Compensation Committee receives and considers the recommendations of Mr. Hays as to executive compensation programs for all of our executive officers. In its decision-making process for the long-term incentives for our executive officers, the Compensation Committee considers relevant factors, including the awards previously given to the executive officer and any long-term strategic plans.

In fulfilling its objectives as described above, the Compensation Committee took the following steps in determining 2025 compensation levels for our Named Executive Officers:

- Considered the preference of Mr. Hays to maintain a relatively low base salary and determined his total compensation;

- Considered the performance of our other executive officers with assistance from Mr. Hays;

- Considered the expected contributions of our newly appointed executive officers;

- Considered compensation levels necessary to attract and retain highly-qualified executive officers;

- Considered the Company's strategic plan; and

- Determined total compensation for our Named Executive Officers based on recommendations by Mr. Hays (as to the other officers) and the Compensation Committee's consideration of the Company's and the individual officer's performance, as well as the compensation levels necessary to attract and retain highly-qualified executive officers.

2025 Say on Pay Vote

In May 2025 we held our annual non-binding, advisory stockholder vote on the compensation of our Named Executive Officers at our annual stockholders' meeting, and, consistent with the recommendation of the Board, our stockholders approved our executive compensation, with approximately 99% of votes cast in favor. The Compensation Committee considered this strong vote of stockholder approval to be an endorsement of the Company's executive compensation program, including as it related to our new CEO and other compensation decisions made in early 2025, and sought to extend a similar compensation approach to our other Named Executive Officers in 2025 after the 2025 annual meeting.

Total Compensation

In 2025, the Company underwent significant leadership changes which impacted our Named Executive Officers' Compensation. On February 26, 2025, Mr. Green was appointed our chief executive officer, effective as of June 1, 2025. Mr. Green succeeds our previous CEO and founder, Mike Hays, who led the Company for 45 years. On August 25, 2025, Mr. Harrison was appointed our chief financial officer, effective September 25, 2025. In addition, Ms. Hrdy, Mr. Monnich, and Mr. Rau were each promoted to Executive Vice President during 2025.

In connection with these leadership changes and related changes to the Company's strategic plan, the Compensation Committee awarded Mr. Monnich and Ms. Hrdy cash bonuses and significant long-term equity awards, as described in more detail below. In addition, Mr. Rau participated in a sales-based short-term cash incentive plan in 2025 and received an equity award in March 2026.We believe that the total compensation paid or awarded to our Named Executive Officers during 2025 was consistent with our financial performance, the individual performance of each of our Named Executive Officers, and the expected contributions of our Named Executive Officers in connection with fulfilling their new roles. The Compensation Committee also sought to align the compensation structure of Mr. Harrison, Ms. Hrdy, Mr. Monnich, and Mr. Rau with that of Mr. Green in order to more closely align incentives among members of the executive team as they work to deliver on our strategic plan. We believe that this total compensation was reasonable in its totality and is consistent with our compensation philosophies described above.

Compensation of Mr. Hays

The Compensation Committee reviews annually the salary and total compensation levels of Mr. Hays. The Compensation Committee has not proposed an increase in his salary or overall compensation since 2005, which remains at $127,400.

Elements of Compensation

Base Salary

The objective of the Compensation Committee is to establish base salary, when aligned with performance incentives, to continue to attract and retain the best talent (with the exception of Mr. Hays' salary as noted above). We have historically attempted to minimize base salary increases in order to limit our executive compensation expense if we do not meet our objectives for financial growth under our incentive compensation program.

The annualized base salaries of our other Named Executive Officers as of the end of 2025 are set forth below:

	Base Salary
Trent Green	$1,250,000
Shane Harrison	$400,000
Helen Hrdy	$400,000
Andy Monnich	$400,000
Jason Rau	$400,000
Linda Stacy[1]	N/A

(1) Ms. Stacy retired from the Company effective December 31, 2024. She served as interim principal financial officer from February 26, 2025 until April 18, 2025, during which time she received $150 per hour for her services, but did not receive a salary. See the Summary Compensation Table for additional information.

The annualized salary for Mr. Rau was increased to the amount noted in the table above in 2025. This increase was undertaken in connection with the Compensation Committee's reevaluation, with assistance from Mr. Green, of the compensation packages of our executive officers in light of the appointment of Mr. Green and changes to our strategic plan, and in connection with Mr. Rau's promotion to Executive Vice President.

Base salaries paid to our Named Executive Officers represented the following percentages of their total compensation (as calculated for purposes of the Summary Compensation Table).

Base Salary Paid in 2025 as a Percentage of Total Compensation

Trent Green	6%
Shane Harrison	4%
Helen Hrdy	16%
Andy Monnich	16%
Jason Rau	59%
Michael D. Hays	69%
Linda Stacy	N/A

Short-Term and Long-Term Cash Incentive

We did not adopt a short-term or long-term cash incentive program for our Named Executive Officers in 2025, with the exception of Mr. Rau. In lieu of such program, the Compensation Committee approved cash bonus awards to be paid to our Named Executive Officers, other than Mr. Hays, Ms. Stacy, and Mr. Rau, in conjunction with the significant equity awards described under "Long-Term Equity Incentive" below. As the leader of our sales team, Mr. Rau participated in a separate short-term cash incentive program tied to sales goals. The cash bonus and incentive awards for 2025 were as follows:

2025 Cash Bonus and Incentive Awards

Trent Green	$4,503,333
Shane Harrison	$100,000
Helen Hrdy	$826,667
Andy Monnich	$826,667
Jason Rau	$249,515

The cash bonus awards were made in recognition of the Named Executive Officers' performance and expected contributions to the Company, including (1) in the case of Mr. Green and Mr. Harrison, as an inducement to join the Company as chief executive officer and chief financial officer, respectively, and (2) in the case of Ms. Hrdy and Mr. Monnich, in recognition of their increased roles and responsibilities upon promotion to Executive Vice Presidents.

The cash bonuses awarded to Mr. Green, Ms. Hrdy, and Mr. Monnich were equal to approximately 66 2/3% of the respective values of their long-term equity awards granted in 2025. These equity grants were comprised of fully vested shares, subject to certain transfer and other restrictions described below, and, as a result, were intended to be taxable to these individuals in 2025. Accordingly, the bonuses granted to these individuals were intended in part to help offset the cash tax obligations associated with such equity awards, as the transfer restrictions associated with these awards prevented them from selling or otherwise monetizing the shares to cover such tax obligations.

Mr. Rau's cash incentive amount reflects his participation in a separate short-term cash incentive program applicable to senior sales leaders and based on sales targets. Mr. Rau's initial incentive plan had an annual target incentive amount of $250,000 based on achievement of quarterly sales targets, which was subject to upward or downward adjustment based on incremental achievement. Mr. Rau's incentive plan was amended in August 2025 to reflect a new annual target of $200,000 based on an annual sales target, which was subject to upward or downward adjustment based on incremental achievement. Specific sales targets are not disclosed as such disclosure would result in competitive harm. However, the sales targets are set at levels we believe to be achievable in connection with strong performance.

Long-Term Equity Incentive

The Compensation Committee awarded significant equity grants to our Named Executive Officers in 2025 in connection with the refresh of our executive leadership team and associated changes to our strategic plan. The equity awards were intended to align the compensation of the Named Executive Officers with our stockholders' interests and perspectives through meaningful stock ownership, with the exception of Mr. Hays, who received a more modest equity grant consistent with his historic compensation levels. Each of the Named Executive Officer's 2025 equity awards is described below. The awards granted to Mr. Green, Mr. Harrison, Ms. Hrdy, and Mr. Monnich were amended in 2026. See "Compensation Decisions with Respect to 2026" for additional information.

- Mr. Green – a grant of 500,000 shares of the Company's common stock (the "Green Shares"), subject to the following restrictions: (i) the Company had the option to repurchase the Green Shares for $1.00 if Mr. Green was terminated for cause or resigned without good reason prior to the third anniversary of June 1, 2025, the effective date of his appointment as CEO (the "Green Effective Date"), (ii) prior to the third anniversary of the Green Effective Date, the Green Shares may not be transferred, except (a) with the consent of the Company or (b) to certain family members, trusts for the benefit of such family members, or upon death, incompetency, or disability, and (iii) after the third anniversary of the Green Effective Date, only 50% of the Green Shares may be transferred during Mr. Green's employment by the Company.

- Mr. Harrison – a grant of 172,000 restricted shares of the Company's common stock (the "Harrison Shares") with the following terms: (i) subject to Mr. Harrison's continued employment, 25% of the Harrison Shares vest 90 days after September 29, 2025 (the "Harrison Effective Date"), 25% of the Harrison Shares vest on the first anniversary of the Harrison Effective Date, 25% of the Harrison Shares vest on the second anniversary of the Harrison Effective Date, and 25% of the Harrison Shares vest on the third anniversary of the Harrison Effective Date, (ii) all unvested Harrison Shares will fully vest upon a "double trigger" of a change in control and termination without cause or resignation with good reason within 90 days prior to or one year after the change in control, and (iii) Mr. Harrison will hold at least 75% of the net vested Harrison Shares (less any shares sold or withheld to fund taxes on vesting) until the value of the Harrison Shares held is at least two times his annual base salary and he will continue to hold Harrison Shares worth at least two times his annual base salary for the duration of his employment.

- Ms. Hrdy – a grant of 100,000 shares of the Company's common stock (the "Hrdy Shares") issued on April 7, 2025 (the "Hrdy Grant Date"), subject to the following restrictions: (i) the Company had the option to repurchase the Hrdy Shares for $1.00 if Ms. Hrdy was terminated for cause or resigned without good reason prior to the third anniversary of the Hrdy Grant Date, (ii) prior to the third anniversary of the Hrdy Grant Date, the Hrdy Shares may not be transferred, except (a) with the consent of the Company or (b) to certain family members, trusts for the benefit of such family members, or upon death, incompetency, or disability, and (iii) after the third anniversary of the Hrdy Grant Date, only 50% of the Hrdy Shares may be transferred during Ms. Hrdy's employment by the Company. In connection with the grant of this award, Ms. Hrdy forfeited an unvested performance-based option to purchase 100,000 shares of the Company's common stock granted in 2024, which had a grant date fair value of approximately $1.1 million.

- Mr. Monnich – a grant of 100,000 shares of the Company's common stock (the "Monnich Shares") issued on April 7, 2025 (the "Monnich Grant Date"), subject to the following restrictions: (i) the Company had the option to repurchase the Monnich Shares for $1.00 if Mr. Monnich was terminated for cause or resigned without good reason prior to the third anniversary of the Monnich Grant Date, (ii) prior to the third anniversary of the Monnich Grant Date, the Monnich Shares may not be transferred, except (a) with the consent of the Company or (b) to certain family members, trusts for the benefit of such family members, or upon death, incompetency, or disability, and (iii) after the third anniversary of the Monnich Grant Date, only 50% of the Monnich Shares may be transferred during Mr. Monnich's employment by the Company. In connection with the grant of this award, Mr. Monnich forfeited an unvested performance-based option to purchase 100,000 shares of the Company's common stock granted in 2024, which had a grant date fair value of approximately $1.1 million.

- Mr. Rau – Mr. Rau did not receive an equity incentive award in 2025, but did receive such an award in 2026. See "Compensation Decisions with Respect to 2026" for additional information.

- Mr. Hays – a grant of 11,021 stock options with an exercise price of $17.34, the closing price of the Company's common stock the date prior to the grant date. These options vest and become fully exercisable on January 10, 2030.

The Compensation Committee does not grant option awards in anticipation of the release of material nonpublic information. Similarly, we do not time the release of material nonpublic information about the Company for the purpose of affecting the value of executive compensation.

Other Benefits

To assist our associates in preparing financially for retirement, we maintain a 401(k) plan for all associates over 21 years of age, including our executive officers. Pursuant to the 401(k) plan, we match 25% of the first 6% of compensation contributed by our associates up to allowable Internal Revenue Service limitations. We also maintain group life, health, dental and vision insurance programs for all of our salaried associates, and our Named Executive Officers are eligible to participate in these programs on the same basis as all other eligible associates. In 2025, we also continued to provide an associate empowerment benefit ("AEB") giving associates the option of a $2,000 401(k) contribution, Health Savings account contribution or lifestyle spending (cash option), a benefit that was first provided in 2022.

Other Polices and Considerations

Employee, Officer, and Director Hedging

We do not have practices or policies regarding the ability of employees (including officers) or directors of the Company, or any of their designees, to purchase financial instruments, or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our equity securities. Our officers and Named Executive Officers have not historically engaged in any such hedging transactions and as of the Record Date none of our officers or Named Executive Officers were party to any such hedging transactions.

Clawback Policy

The Company's Clawback Policy covers our current and former officers subject to Section 16 of the Exchange Act, and any other senior executive otherwise designated by the Compensation Committee or the Board, including all of our Named Executive Officers (each a "Covered Executive"). Under the Clawback Policy, if there is a restatement of our financial results, certain incentive-based compensation paid or awarded to current and former officers subject to Section 16 of the Exchange Act will be subject to repayment or return if the amount of such compensation was calculated based upon the achievement of financial results that were the subject of the restatement and the amount of such compensation that would have been received by the such executives had the financial results been properly reported would have been lower than the amount actually awarded.

Additionally, the Clawback Policy permits the Compensation Committee to seek recovery of equity compensation, severance compensation, and cash incentive-based compensation previously paid to a Covered Executive if the Compensation Committee determines that the (i) the Company is required to undertake an accounting restatement due to the Company's material noncompliance, as a result of misconduct by a the Covered Executive, with any financial reporting requirement under the U.S. federal securities laws, (ii) a Covered Executive engages in misconduct, or (iii) a Covered Executive breaches in any material respect a restrictive covenant set forth in any agreement between the Covered Executive and the Company, including but not limited to, a breach in any material respect of a confidentiality provision.

Insider Trading Policy

The Company has an insider trading policy governing the purchase, sale, gifting, and other dispositions of the Company's securities that applies to all Company personnel, including directors, officers, employees, and other covered persons. In addition to our insider trading policy, the Company also follows procedures for the repurchase of its securities. The Company believes that its insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and NASDAQ listing standards applicable to the Company. A copy of our insider trading policy was filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2025.

Potential Payments Upon Termination or Change in Control

Mr. Hays is employed at will and does not have an employment agreement or other agreement providing for payment in connection with his termination or a change in control of the Company. Ms. Stacy was an independent contractor in 2025 and was not entitled to any payments in connection with her termination or a change in control of the Company.

Each of Mr. Green, Ms. Hrdy, and Mr. Monnich are party to an agreement with the Company pursuant to which they are entitled to one-year of salary continuation payments at their then-current salary in the event of their termination without cause or resignation with good reason, regardless of whether in connection with a change in control of the Company; provided that such termination occurs (1) in the case of Mr. Green, after June 1, 2028; and (2) in the case of Ms. Hrdy and Mr. Monnich, after April 7, 2028.

Mr. Harrison is party to an agreement with the Company pursuant to which he is entitled to one-year of salary continuation payments at his then current salary in the event of his termination without cause or resignation with good reason. In addition, in the event of Mr. Harrison's termination without cause or resignation with good reason within 90 days prior to or one year after a change in control of the Company, all then-unvested shares underlying the 172,000 restricted share grant Mr. Harrison received in 2025 vest (i.e., a "double trigger" accelerated vesting).

Mr. Rau is party to an agreement with the Company under which, in the event of his termination without cause or resignation with good reason within 90 days prior to or one year after a change in control of the Company, all then-unvested shares underlying the 60,000 restricted share grant Mr. Rau received in 2026 vest (i.e., a "double trigger" accelerated vesting).

The option award agreements for currently outstanding options held by our Named Executive Officers provide for acceleration of vesting upon death or disability.

The following table summarizes the benefits that would have been payable upon termination of employment in various circumstances, assuming the triggering event occurred on December 31, 2025:

Name/Form of Compensation	Termination without Cause or Resignation with Good Reason – no Change in Control	Termination without Cause or Resignation with Good Reason – Change in Control	Death or Disability[1]
Trent Green			
Accelerated Vesting Options	—	—	—
Salary Continuation Payments	—	—	—
Total	—	—	—
Shane Harrison			
Accelerated Vesting Options	—	—	—
Accelerated 2025 Restricted Shares	—	$2,421,330	—
Salary Continuation Payments	$400,000	$400,000	—
Total	**$400,000**	**$2,821,330**	—
Helen Hrdy			
Accelerated Vesting Options	—	—	—
Salary Continuation Payments	—	—	—
Total	—	—	—
Andy Monich	—	—	—
Accelerated Vesting Options	—	—	—
Salary Continuation Payments	—	—	—
Total	—	—	—
Jason Rau[2]			
Accelerated Vesting Options	—	—	—
Salary Continuation Payments	—	—	—
Total	—	—	—
Michael D. Hays			
Accelerated Vesting Options	—	—	$15,760
Salary Continuation Payments	—	—	—
Total	—	—	**$15,760**
Linda Stacy			
Accelerated Vesting Options	—	—	—
Salary Continuation Payments	—	—	—
Total	—	—	—

(1) The amount shown for Mr. Hays reflects the hypothetical acceleration of unvested options that were in the money as of December 31, 2025. Ms. Hrdy did not have any outstanding options that were in the money as of December 31, 2025. The other Named Executive Officers did not have any outstanding option awards as of December 31, 2025.

(2) No payments are reflected for Mr. Rau because the grant agreement providing for the potential accelerated vesting of his 2026 equity award was entered into, and the grant of such equity award was made, after December 31, 2025.

Compensation Decisions with Respect to 2026

In March 2026, the Compensation Committee granted Mr. Rau 60,000 shares of restricted stock, which vest in equal one-third increments on each of January 1, 2027, 2028, and 2029. The equity grant to Mr. Rau was intended to align his equity incentive compensation with that of the other executive officers. Mr. Rau will also participate in a sales-based short-term cash incentive plan in 2026.

In April 2026, the Compensation Committee approved an amendment to the terms of Mr. Harrison's 2025 equity award, effective as of the original grant date, to permit the voting and receipt of dividends with respect to unvested shares underlying such award, which is how the grant has been treated for financial reporting and tax purposes since the grant date. The amendment did not impact the grant date fair value of this award reported in the Executive Compensation Tables below.

In April 2026, the Compensation Committee also approved amendments to the terms of Mr. Green's, Ms. Hrdy's, and Mr. Monnich's 2025 equity grants. At the time the grants were made, the

Compensation Committee's intent was to provide the executives with fully vested, meaningful stock ownership to align their interests and experience with the interests and experience of non-management stockholders. This was to include feeling the economic impact of stock price increases and decreases, the receipt of dividends, and taxation of gain and dividends the same as other owners. The company materially funded, and the executives recognized and paid, income taxes in 2025 based on the grant date value as a cost of seeking this alignment.

Subsequent tax analysis identified uncertainty regarding the date on which the awards would be treated as fully vested for tax purposes, attributable to the Company's right to repurchase the shares underlying the award for $1.00 if the executive was terminated for cause or resigned for good reason prior to the third anniversary of the grant date. To achieve the intended alignment with stockholders and put the executives as close as possible to the originally intended position, the Compensation Committee (i) amended the award agreements to eliminate the repurchase right, and (ii) approved cash bonuses in the amounts of $1,860,000 for Mr. Green and $483,000 for each of Ms. Hrdy and Mr. Monnich to cover the estimated cash taxes payable by these executives in connection with the change to the these awards and the receipt of the bonuses.

Risk Assessment of Compensation Policies and Practices

The Board relies on the Compensation Committee to address risk exposures facing us with respect to compensation, with appropriate reporting of these risks to be made to the full Board. The Compensation Committee, as part of its periodic review of compensation and benefit programs, assesses the potential risks arising from our compensation policies and practices and considers safeguards against incentives to take excessive risks. Based on its most recent review, the Compensation Committee has concluded that the risks arising from our compensation policies and practices for its associates are not reasonably likely to have a material adverse effect on us.

REPORT OF THE COMPENSATION AND TALENT COMMITTEE

The Compensation and Talent Committee has reviewed and discussed the preceding Compensation Discussion and Analysis with management and, based on such review and discussion, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's proxy statement.


Stephen H. Lockhart, Chairperson
Donald M. Berwick
Parul Bhandari
John N. Nunnelly
Penny A. Wheeler


EXECUTIVE COMPENSATION TABLES

2025 Summary Compensation Table

Set forth below is information regarding compensation earned by or paid or awarded to the Named Executive Officers. The identification of such Named Executive Officers is determined based on the individual's total compensation for 2025, as reported below in the Summary Compensation Table.

The following table sets forth information concerning the total compensation of each of our Named Executive Officers with respect to 2025, 2024, and 2023, as applicable.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Trent Green Chief Executive Officer[2]	2025	$ 697,115	$ 4,503,333	$ 6,755,000	--	--	$ 6,452	$ 11,961,900
Shane Harrison Chief Financial Officer[2]	2025	$ 92,308	$ 100,000	$ 2,287,600	--	--	$ 1,192	$ 2,481,100
Helen L. Hrdy EVP & Chief Operating Officer	2025	$ 400,000	$ 826,667	$ 1,240,000	--	--	$ 8,180	$ 2,474,847
	2024	$ 397,788	$ 3,539	--	$ 1,138,000	--	$ 6,559	$ 1,545,886
	2023	$ 285,000	--	--	$ 144,181	--	$ 6,507	$ 435,688
Andy Monnich EVP & Chief Corporate Development Officer	2025	$ 400,000	$826,667	$ 1,240,000	--	--	$ 8,150	$ 2,474,817
Jason Rau Executive Vice President, Sales	2025	$ 362,308	--	--	--	$ 249,515	$ 7,310	$ 619,133
Michael D. Hays Chair; Former Chief Executive Officer, President[2]	2025	$127,400	--	--	$ 54,554	--	$ 2,462	$ 184,416
	2024	$ 127,400	--	--	$ 55,000	--	$ 2,462	$ 184,862
	2023	$ 127,400	--	--	$ 64,455	--	$ 3,711	$ 195,566
Linda Stacy Former Interim Principal Financial Officer[2]	2025	$ 12,500	--	--	--	--	$ 47,497[3]	$ 59,997
	2024	$ 245,395	--	--	--	--	$ 7,481	$ 252,876

[1] Represents the aggregate grant date fair value of stock awards or option awards granted during the year, computed in accordance with FASB ASC Topic 718. See Note 8 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2025, for a discussion of assumptions made in the valuation of share-based compensation.

[2] Mr. Hays served as our chief executive officer and principal executive officer until June 1, 2025, at which time Mr. Green became our chief executive officer and our principal executive officer and Mr. Hays became our Chair. Mr. Hays also served as our principal financial officer from April 18, 2025 until September 29, 2025, at which time Mr. Harrison became our chief financial officer and principal financial officer. Ms. Stacy served as our interim principal financial officer from February 26, 2025 until April 18, 2025, when she was succeeded by Mr. Hays.

[3] Represents $43,269 paid to Ms. Stacy in respect of accrued PTO in connection with her retirement and $2,737 paid to Ms. Stacy as an independent contractor in connection with her service as interim principal financial officer. The balance represents 401(k) matching contributions, health savings account matching contributions, and lifestyle spending AEB benefit.

Grants Of Plan-Based Awards in 2025

We maintain the 2025 Omnibus Plan, which replaced our prior National Research Corporation 2006 Equity Incentive Plan on May 7, 2025, pursuant to which grants may be made to our executive officers. The following table sets forth information regarding all such incentive plan awards that were made to the Named Executive Officers in 2025.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			All other stock awards: Number of shares of stock or units (#)[2]	All other option awards: Number of securities underlying options (#)[2]	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)[3]
		Threshold ($)	Target ($)	Maximum ($)				
Trent Green	6/1/25	--	--	--	500,000	--	--	$6,755,000
Shane Harrison	9/29/25	--	--	--	172,000	--	--	$2,287,600
Helen L. Hrdy	4/7/25	--	--	--	100,000	--	--	$1,240,000
Andy Monnich	4/7/25	--	--	--	100,000	--	--	$1,240,000
Jason Rau	--	$50,000	$200,000	$400,000	--	--	--	--
Michael D. Hays	1/10/25	--	--	--	--	11,021	$17.34	$54,554
Linda Stacy	--	--	--	--	--	--	--	--

(1) The Company did not adopt a short-term or long-term cash incentive plan for its Named Executive Officers in 2025, with the exception of Mr. Rau. Mr. Rau's short-term cash incentive plan was based on the achievement of certain sales targets. The threshold, target, and maximum amounts reported for Mr. Rau reflect his short-term incentive plan as amended in 2025.

(2) Represents fully vested stock awards granted to Mr. Green, Ms. Hrdy, and Mr. Monnich, a time-vested restricted stock award granted to Mr. Harrison, and a time-vested option award granted to Mr. Hays. See "Elements of Compensation – Long-Term Equity Incentive" for additional information.

(3) Represents the aggregate grant date fair value of stock awards or option awards granted during the year, computed in accordance with FASB ASC Topic 718. See Note 8 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2025, for a discussion of assumptions made in the valuation of share-based compensation.

34

Outstanding Equity Awards at December 31, 2025

The following table sets forth information on outstanding option and stock awards held by the Named Executive Officers on December 31, 2025, including the number of shares underlying exercisable, unexercisable, and unearned portions of each stock option, the exercise price and expiration date of each outstanding option.

	Option Awards					Stock Awards	
Name	**No. of Securities Underlying Unexercised Options (Exercisable) (#)**	**No. of Securities Underlying Unexercised Options (Unexercisable) (#)**	**Equity incentive plan awards: number of securities underlying unexercised unearned options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock that Have Not Vested (#)**	**Market Value of Shares or Units of Stock that Have Not Vested ($)**
Trent Green	-	-	-	-	-	500,000[12]	$9,385,000
Shane Harrison	-	-	-	-	-	129,000[13]	$2,421,330
Helen L. Hrdy	12,619 [1][3]	-	-	$ 18.80	01/04/27	-	-
	8,764 [1][4]	-	-	$ 36.80	01/03/28	-	-
	8,420 [1][5]	-	-	$ 38.30	01/03/29	-	-
	5,699 [1][6]	-	-	$ 65.80	01/03/30	-	-
	-	9,960 [1][7]	-	$ 42.92	01/05/31	-	-
	-	10,118 [1][8]	-	$ 42.25	01/04/32	-	-
	-	10,981 [1][9]	-	$ 38.93	01/04/33	-	-
	-	-	-	-	-	100,000[12]	$1,877,000
Andy Monnich	-	-	-	-	-	100,000[12]	$1,877,000
Jason Rau	-	-	-	-	-	-	-
Michael D. Hays	9,145 [1][2]	-	-	$ 15.23	01/05/26	-	-
	7,478 [1][3]	-	-	$ 18.80	01/04/27	-	-
	5,193 [1][4]	-	-	$ 36.80	01/03/28	-	-
	4,990 [1][5]	-	-	$ 38.30	01/03/29	-	-
	2,904 [1][6]	-	-	$ 65.80	01/03/30	-	-
	-	4,452 [1][7]	-	$ 42.92	01/05/31	-	-
	-	4,523 [1][8]	-	$ 42.25	01/04/32	-	-
	-	4,909 [1][9]	-	$ 38.93	01/04/33	-	-
	-	-	4,833[1][10]	$ 39.54	01/19/34	-	-
	-	11,021[11]	-	$17.34	01/10/35	-	-
Linda Stacy	-	-	-	-	-	-	-

[1] Option to purchase shares of Common Stock.

[2] Options vest in full on the fifth anniversary of the grant date. These options vested on January 5, 2021.

[3] Options vest in full on the fifth anniversary of the grant date. These options vested on January 4, 2022.

[4] Options vest in full on the fifth anniversary of the grant date. These options vested on January 3, 2023.

[5] Options vest in full on the fifth anniversary of the grant date. These options vested on January 3, 2024.

35

(6) Options vest in full on the fifth anniversary of the grant date. These options vested on January 3, 2025.

(7) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 5, 2026.

(8) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 4, 2027.

(9) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 4, 2028.

(10) Represents options granted pursuant to 2024 Long-Term Equity Plan, which vest upon achieving a minimum total recurring contract value of $170 million as of December 31, 2026.

(11) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 10, 2030.

(12) Represents shares which fully vested on the grant date but which were subject to repurchase by the Company for $1.00 if the Named Executive Officer's employment terminated prior to certain time-based service milestones. In accordance with applicable SEC guidance, these shares are reported as unvested until the repurchase right lapses, which was scheduled to occur on June 1, 2028 for Mr. Green and April 7, 2028 for Ms. Hrdy and Mr. Monnich. The terms of these awards were amended in April 2026 to eliminate the repurchase right. See "Long-Term Equity Incentive" and "Compensation Decisions with Respect to 2026" above for additional information.

(13) Represents restricted shares. One-third of these shares vest on each of September 29, 2026, September 29, 2027, and September 29, 2028.

Option Exercises and Stock Vested in 2025

| | Option Awards | | Stock Awards | |
Name	Number of Shares Acquired on Exercise (#)[1]	Value Realized on Exercise ($)[2]	Number of Shares Acquired on Vesting(#)[1]	Value Realized on Vesting ($)[3]
Trent Green	--	--	--	--
Shane Harrison	--	--	43,000	$802,380
Helen L. Hrdy	12,346	$29,754	--	--
Andy Monnich	--	--	--	--
Jason Rau	--	--	--	--
Michael D. Hays	10,014	$44,763	--	--
Linda Stacy	--	--	--	--

[1] Shares of Common Stock. Excludes shares granted to Mr. Green, Ms. Hrdy, and Mr. Monnich which fully vested on the grant date but which were subject to repurchase by the Company for $1.00 if the Named Executive Officer's employment terminated prior to certain time-based service milestones. In accordance with applicable SEC guidance, these shares are reported as unvested until the repurchase right lapses. The terms of these awards were amended in April 2026 to eliminate the repurchase right. See "Long-Term Equity Incentive" and "Compensation Decisions with Respect to 2026" above for additional information.

[2] Amounts represent the product of the number of shares acquired on exercise multiplied by the excess of closing market price at exercise over the exercise price per share.

[3] Amounts represent the product of the number of shares acquired upon vesting multiplied by the closing market price on the trading day immediately prior to the vesting date.

Pay Versus Performance

Year	Summary Compensation Table Total for Mr. Green[1]	Compensation Actually Paid to Mr. Green[1]	Summary Compensation Table Total for Mr. Hays[1]	Compensation Actually Paid to Mr. Hays[1]	Average Summary Compensation Table Total for Non-PEO NEOs	Average Compensation Actually Paid to Non-PEO NEOs[2]	Value of initial fixed $100 investment based on:		Net Income	Revenue
							Total Stockholder Return	Peer group Total Stockholder Return[3]	(in thousands)	
2025	$11,961,900	$14,791,900	$ 184,416	$203,338	$1,621,979	$2,090,935	$ 47.12	$ 134.40	$ 11,600	$ 137,390
2024	--	--	$ 184,862	$ (43,480)	$1,124,539	$ 296,563	$ 29.28	$ 142.93	$ 24,783	$ 143,060
2023	--	--	$ 195,566	$ 202,165	$ 428,157	$ 443,660	$ 64.34	$ 128.14	$ 30,971	$ 148,580
2022	--	--	$ 181,173	$ 184,526	$ 410,113	$ 418,936	$ 59.60	$ 109.59	$ 31,800	$ 151,568
2021	--	--	$ 217,094	$ 207,809	$ 490,467	$ 469,883	$ 64.98	$ 137.74	$ 37,466	$ 147,954

(1) Each of Mr. Green and Mr. Hays served as the Principal Executive Officer ("PEO") during 2025 and Mr. Hays was the PEO for 2024, 2023, 2022, and 2021. The following amounts were deducted and added to determine the compensation actually paid to the PEO:

Year	Summary Compensation Table Total for PEO	Deduct Stock and Option Awards Reported in the Summary Compensation Table	Add Awards Granted During the Covered FY that are Outstanding and Unvested as of the End of the Covered FY	Add Change in Fair Value as of the End of the Covered FY for Awards Granted in a Prior FY that are Outstanding and Unvested as of the End of the Covered FY	Add Fair Value as of Vesting Date for Awards Granted in Covered FY that Vested During Covered FY	Add Change in Fair Value as of the Vesting Date for Awards Granted in a Prior FY that Vested During the Covered FY	Add Dividends Paid on Awards in the Covered FY Prior to the Vesting Date that are Not Otherwise Included in Total Compensation for the Covered FY	Compensation Actually Paid to PEO
2025 – Mr. Green	$ 11,961,900	$(6,755,000)	$ 9,385,000	-	-	-	$ 200,000	$ 14,791,900
2025 – Mr. Hays	$ 184,416	$ (54,554)	$ 57,530	$ 15,982	-	$ (36)	-	$ 203,338
2024	$ 184,862	$ (55,000)	$ 1,406	$ (179,760)	-	$ 5,012	-	$ (43,480)
2023	$ 195,566	$ (64,455)	$ 70,289	$ (4,749)	-	$ 5,514	-	$ 202,165
2022	$ 181,173	$ (49,527)	$ 54,018	$ (2,257)	-	$ 1,119	-	$ 184,526
2021	$ 217,094	$ (49,595)	$ 45,549	$ (7,756)	-	$ 2,517	-	$ 207,809

The shares granted to Mr. Green in 2025 fully vested on the grant date but were subject to repurchase by the Company for $1.00 if Mr. Green's employment terminated prior to certain time-based service milestones. In accordance with applicable SEC guidance, these shares are reported as unvested until the repurchase right lapses. The terms of this award were amended in April 2026 to eliminate the repurchase right. See "Long-Term Equity Incentive" and "Compensation Decisions with Respect to 2026" above for additional information.

(2) Mr. Harrison, Ms. Stacy, Ms. Hrdy, Mr. Monnich, and Mr. Rau were non-PEO Named Executive Officers ("NEOs") for 2025. Jason Hahn (our former Chief Revenue Officer), Ms. Hrdy, Kevin Karas (our former Chief Financial Officer), Ms. Stacy, and Christophe Louvion (our former Chief Product Technology Officer) were non-PEO NEOs during 2024. Ms. Hrdy, Mr. Karas, and Jona S. Raasch (our former Chief Operating Officer) were non-PEO NEOs during 2023, 2022, and 2021. The following average amounts were deducted and added to determine the average compensation actually paid to the non-PEO NEOs:

Year	Average Summary Compensation Table Total for Non-PEO NEOs	Deduct Stock and Option Awards Reported in the Summary Compensation Table	Add Awards Granted During the Covered FY that are Outstanding and Unvested as of the End of the Covered FY	Add Change in Fair Value as of the End of the Covered FY for Awards Granted in a Prior FY that are Outstanding and Unvested as of the End of the Covered FY	Add Fair Value as of Vesting Date for Awards Granted in Covered FY that Vested During Covered FY	Add Change in Fair Value as of the Vesting Date for Awards Granted in a Prior FY that Vested During the Covered FY	Subtract Awards Granted in a Prior FY that Failed to Meet the Applicable Vesting Conditions During the Covered FY	Add Dividends Paid on Awards in the Covered FY Prior to the Vesting Date that are Not Otherwise Included in Total Compensation for the Covered FY	Average Compensation Actually Paid to Non-PEO NEOs
2025	$1,621,979	$(953,520)	$1,235,066	$5,444	$160,476	$(14)	-	$21,504	$2,090,935
2024	$1,124,539	$(682,800)	$17,457	$(79,628)	-	$3,933	$(86,939) [4]	-	$296,563
2023	$428,157	$(146,711)	$159,990	$(9,317)	-	$11,541	-	-	$443,660
2022	$410,113	$(112,737)	$122,960	$(3,742)	-	$2,342	-	-	$418,936
2021	$490,467	$(112,904)	$103,693	$(16,358)	-	$4,985	-	-	$469,883

The shares granted to Ms. Hrdy and Mr. Monnich in 2025 fully vested on the grant date but were subject to repurchase by the Company for $1.00 if Ms. Hrdy's or Mr. Monnich's employment terminated prior to certain time-based service milestones. In accordance with applicable SEC guidance, these shares are reported as unvested until the repurchase right lapses. The terms of these awards were amended in April 2026 to eliminate the repurchase right. See "Long-Term Equity Incentive" and "Compensation Decisions with Respect to 2026" above for additional information.

[3] Utilizes the Russell 2000 Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Form 10-K for the year ended December 31, 2025. Because of the uniqueness of our markets and products and lack of publicly traded peers, we do not believe that a combination of peer issuers can be selected on an industry or line-of-business basis to provide a meaningful basis for comparing stockholder return. Accordingly, the Russell 2000 Index, which is comprised of issuers with generally similar market capitalizations to that of the Company, is included in the table as permitted by applicable regulations. The comparison assumes $100 was invested for the period starting December 31, 2020, through the end of the listed year in the Company and in the Russel 2000 Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

[4] Represents options held by Mr. Karas that were forfeited upon his retirement in March 2024.

The relationship between the compensation actually paid to the PEO and the average compensation actually paid to the non-PEO NEOs and the cumulative total stockholder return of the Company and the Russell 2000 Index for 2025, 2024, 2023, 2022, and 2021 is represented by the graph below:



The relationship between the compensation actually paid to the PEO and the average compensation actually paid to the non-PEO NEOs and the Company's net income for 2025, 2024, 2023, 2022, and 2021 is represented by the graph below:



The relationship between the compensation actually paid to the PEO and the average compensation actually paid to the non-PEO NEOs and the Company's revenue for 2025, 2024, 2023, 2022, and 2021 is represented by the graph below:



The following tabular list includes the financial performance measures which in the Company's assessment represent the most important financial performance measures used by the Company to link compensation actually paid to the Company's NEO's for 2025 to Company performance.

<u>Important Financial Measures</u>
Net Income
Revenue
Total Recurring Contract Value
Adjusted EBITDA Margin

CEO Pay Ratio

As required by Item 402(u) of Regulation S-K promulgated under the Exchange Act, we are providing the following information about the ratio of the median annual total compensation of our associates (i.e., employees) and the annual total compensation of Trent Green, our Chief Executive Officer. For the year ended December 31, 2025:

- the median of the annual total compensation of all associates of the Company was reasonably estimated to be $87,276; and

- the annual total compensation of Mr. Green was $11,961,900.

- Based on this information, the ratio of the annual total compensation of our Chief Executive Officer to the median of the annual total compensation of all other associates is estimated to be 137 to 1.

Our median associate was originally determined for 2024. For 2025, we used the same median associate, as there has been no change in our associate population or associate compensation arrangements that we believe would significantly impact the pay ratio disclosure.

To calculate the 2025 annual total compensation of our median associate for purposes of this disclosure, we added together all of the elements of our median associate's compensation for 2025 in the same way that we calculate the annual total compensation of our Named Executive Officers in the Summary Compensation Table. To calculate Mr. Green's annual total compensation, we used the amount reported in the "Total" column of our 2025 Summary Compensation Table. To calculate our ratio, we divided Mr. Green's annual total compensation by the annual total compensation of our median associate.

PROPOSAL NO. 3 – NON-BINDING, ADVISORY VOTE ON EXECUTIVE COMPENSATION

This proposal provides our stockholders with the opportunity to cast a vote either for or against a non-binding, advisory resolution to approve the compensation of our Named Executive Officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables and narrative discussion in this proxy statement. We are required to hold this vote by Section 14A of the Exchange Act. We currently conduct annual advisory votes on executive compensation and expect to conduct the next advisory vote at our next annual meeting in 2027.

As discussed in the Compensation Discussion and Analysis above, beginning on page 22, we have designed our executive compensation and benefit programs for our executive officers, including our Named Executive Officers, to advance the following core principles:

- Competitive Pay for Our Market. We strive to compensate our executive officers at levels to ensure that we continue to attract and retain a highly competent, committed management team.

- Align with Stockholders. We seek to align the interests, perspectives and decision-making of our executive officers with the interests of our stockholders primarily through equity grants.

We believe that a focus on these principles will benefit us and, ultimately, our stockholders in the long term by ensuring that we can attract and retain highly-qualified executive officers who are committed to our long-term success.

The Board invites you to carefully review the Compensation Discussion and Analysis beginning on page 22 and the tabular and other disclosures on compensation beginning on page 33, and cast a non-binding, advisory vote either for or against the following resolution:

"Resolved, that stockholders approve, on a non-binding, advisory basis, the compensation of the Company's Named Executive Officers as disclosed in the Compensation Discussion and Analysis section and the compensation tables and narrative discussion contained in this Proxy Statement."

While the vote does not bind the Board to any particular action, the Board values the input of our stockholders, and will take into account the outcome of this vote in considering future compensation arrangements.

Assuming a quorum is present at the Annual Meeting, the number of votes cast for the non-binding, advisory resolution to approve the Company's executive compensation program must exceed the number of votes cast against it. Abstentions and broker non-votes will be counted as present in determining whether there is a quorum; however, they will not constitute a vote "for" or "against" the non-binding, advisory resolution and will be disregarded in the calculation of votes cast. A broker non-vote occurs when a broker submits a proxy card with respect to shares that the broker holds on behalf of another person but declines to vote on a particular matter, either because the broker elects not to exercise its discretionary authority to vote on the matter or does not have authority to vote on the matter.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND A VOTE "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT. SHARES OF THE COMPANY'S COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

Introductory Note to Proposal Nos. 4-6

Proposal Nos. 4 through 6 relate to amendments of our certificate of incorporation (the "Charter"). The Board recently undertook a review of our corporate governing documents and, following such review, amended our Bylaws to declassify the Board, as discussed further under "Proposal 1 – Election of Directors." The declassification was intended to enhance our corporate governance to align with more modern standards, in particular by empowering stockholders to provide greater influence over the Board and corporate strategy, align with governance practices generally favored by proxy advisory firms and institutional stockholders, enhance Board and management accountability to stockholders, support flexibility and timely action with respect to stockholder input on Board composition, and better align stockholders' economic exposure to the Company with their ability to impact our governance. The proposed amendments to our Charter are intended to further these objectives, as well as reflect the now declassified Board.

In amending our Bylaws to declassify our Board and recommending the changes to the Charter below, the Board also considered the significant stock ownership of certain trusts and other entities associated with our Chair and founder, Mike Hays. As of March 31, 2026, approximately 38.2% of our outstanding common stock was held by the Common Property Trust (the "Trust"), the principal holder of shares previously owned by Mr. Hays, and approximately 47.6% of our outstanding common stock was held by the Trust and other entities controlled by trustees or special power holders for the benefit of members of Mr. Hays' family (collectively, the "Hays Family Entities"). The Board considered that these governance changes could potentially permit the Hays Family Entities to exert greater influence over the composition of our Board, including through voting or acting by written consent along with other stockholders to elect or remove Board members. The Board further considered that if the Hays Family Entities collectively were to acquire a majority of the Company's outstanding shares, whether through their purchase of additional shares or as a result of the Company repurchasing its shares, the governance changes could permit the Hays Family Entities, if they act as a group, to remove and appoint members of the Board.

However, the Board also considered that Mr. Hays and the Hays Family Entities already have significant influence on the composition of the Board and the Company's strategy, by virtue of their substantial ownership and by virtue of Mr. Hays' position as Chair, former CEO, and founder of the Company. Moreover, the classified Board, supermajority voting provisions, and unanimous standard for stockholder action by written consent provide significant impediments for other stockholders to meaningfully influence the governance of the Company. By establishing a framework that provides for annual elections for all directors and a majority vote standard for most stockholder actions, the Board felt that the governance rights of all stockholders would be better aligned with their economic interest in the Company. After evaluating the foregoing considerations, the Board determined that declassifying the Board and recommending approval of Proposal Nos. 4-6 were in the best interests of the Company and its stockholders.

Each proposal is discussed in greater detail below, and is summarized as follows:

- **Proposal No. 4**: This proposal seeks to amend the Charter to remove supermajority voting requirements for amendments to Article 6 of the Charter and Section 3.01 and 3.02 of the Bylaws.

- **Proposal No. 5**: This proposal seeks to remove restrictions on removal of directors and permit directors to be removed without cause. This proposal is intended to amend our Charter to conform to the recent declassification of our Board, since under Delaware law directors serving on a non-classified Board can be removed without cause.

- **Proposal No. 6**: This proposal seeks to amend Article 7 of our Charter regarding stockholder action by written consent. Currently, our Charter permits stockholders to act by written consent only if unanimous consent is obtained. This proposal seeks to change the unanimous requirement to a requirement that consent be obtained from stockholders holding the minimum number of votes that would be necessary to authorize the applicable action at a meeting.

We are submitting each of these amendments to stockholders as separate and independent proposals in accordance with SEC rules. The Board believes that each of the amendments set forth in Proposal Nos. 4-6 is advisable and in the best interests of the Company and its stockholders.

Different voting standards apply to the various provisions proposed to be amended or eliminated. Accordingly, different vote thresholds are required for the approval of Proposal Nos. 4-6, as specified in each Proposal below. None of Proposal Nos. 4-6 are conditioned on the approval of any other proposals.

Each of the proposed amendments set forth in Proposal Nos. 4-6 that are approved by the Company's stockholders at the Annual Meeting will be reflected in a related certificate of amendment to the Charter and will become effective upon the filing of such certificate of amendment with the Secretary of State of the State of Delaware, which the Company intends to file as soon as reasonably practicable following the Annual Meeting. The Company may also file a Restated Certificate of Incorporation to integrate each of the approved amendments into a single document and make other non-substantive ministerial changes, such as conforming article numbering as needed. Each of Proposal Nos. 4-6 contains a redline excerpt of our amended Charter showing only the changes that would be made under such Proposal but not the other Proposals. Annex A to this proxy statement shows all of the proposed changes to our Charter pursuant to Proposal Nos. 4-6.

The following descriptions of the proposed amendments to the Charter are summaries and are qualified by reference to the text of the proposed amendments, which are reflected in Annex A to this proxy statement (with deletions to the current provisions indicated by "~~strike-outs~~" and additions indicated by "<u>double underlining</u>").

PROPOSAL NO. 4 – APPROVAL OF CHARTER AMENDMENT TO REMOVE CERTAIN SUPERMAJORITY VOTING REQUIREMENTS IN ARTICLE 6 OF THE CHARTER, ALONG WITH CERTAIN CLARIFYING, CONFORMING, AND MINISTERIAL CHANGES

Section 6.A of our Charter provides that Sections 3.01 and 3.02 of our Bylaws cannot be amended without (i) the vote of stockholders holding at least 66 2/3% of the voting power of our outstanding stock; or (ii) the vote of at least two-thirds of the Board, plus one director. As noted above, our Board recently amended Section 3.01 and 3.02 of our Bylaws to declassify the Board, which our Board unanimously approved in satisfaction of the requirement set for in Section 6.A of our Charter.

In addition, Section 6.D(1) of our Charter provides that Article 6 of the Charter may not be amended without the vote of stockholders holding at least 66 2/3% of the voting power of our outstanding stock.

This Proposal 4 seeks to remove these supermajority voting requirements for amendments to our Charter and Bylaws. If Proposal 4 passes, then amendments to our Charter may generally be approved by a majority vote of our stockholders, and amendments to our Bylaws may generally be approved by a majority vote of our Board or a majority vote of our stockholders.

This Proposal 4 would also provide for certain other clarifying, conforming, and ministerial amendments in Article 6 of our Charter. This includes a new Section 6.E, which states that stockholders are not permitted to cumulate votes at any election of directors. Under Section 214 of the Delaware General Corporation Law ("DGCL"), in order for stockholders to cumulate votes in the election of directors, the certificate of incorporation must provide for cumulative voting. Our current Charter does not provide for cumulative voting and, therefore, we are currently governed by the default rule in Delaware, which is that stockholders are not entitled to cumulate votes. Accordingly, the addition of Section 6.E is not a substantive change but merely an affirmative statement of what Delaware law already provides.

If approved, Article 6 of the Charter will be revised as follows (with deletions to the current provisions indicated by "~~strike-outs~~" and additions indicated by "<u>double underlining</u>"):

ARTICLE 6
BOARD OF DIRECTORS

A.   General Powers, Number, ~~Classification and Tenure~~<u>Tenure, and Qualifications</u> of Directors. The general powers, number, ~~classification,~~ tenure and qualifications of the directors of the Corporation shall be as set forth in ~~Sections 3.01 and 3.02 of~~ Article III of the Bylaws of the Corporation (and as such ~~Sections~~<u>Article III</u> shall exist from time to time). ~~Such Sections 3.01 and 3.02 of the Bylaws, or any provision thereof, may only be amended, altered, changed or repealed by the affirmative vote of stockholders holding at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the then outstanding shares of all classes of capital stock of the Corporation generally possessing the voting rights in the election of directors, considered for this purpose as a single class; provided, however, that the Board of Directors, by resolution adopted by the Requisite Vote (as hereinafter defined), may amend, alter, change or repeal Sections 3.01 and 3.02 of the Bylaws, or any provision thereof, without a vote of the stockholders. As used herein, the term "Requisite Vote" shall mean the affirmative vote of at least two-thirds of the directors then in office plus one director, but in no case more than all of the directors then in office.~~

B.   Removal of Directors. Any director may be removed from office for cause by the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the then outstanding shares of stock of the voting group of stockholders that elected the director to be removed; provided, however, that if the Board of Directors by resolution adopted by the Requisite Vote shall have recommended removal of a director, then the stockholders may remove such director from office without cause by a majority vote of such outstanding shares.

C.   Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by the removal of a director or an increase in the number of directors, shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum of the Board of Directors; provided, however, that if the vacant office was held by a director elected by a voting group of stockholders, only the remaining directors elected by that voting group shall fill the vacancy. For purposes of this Article 6, a director elected by directors to fill a vacant office pursuant to this Section C shall be deemed to be a director elected by the same voting group of stockholders that elected the director(s) who voted to fill the vacancy. Any director elected pursuant to this Section C shall serve until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified.

D.~~~~~~~~Amendments~~.

~~(1)~~~~~~~Notwithstanding any other provision of this Certificate of Incorporation, the provisions of this Article 6 may be amended, altered, changed or repealed only by the affirmative vote of stockholders holding at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the then outstanding shares of all classes of capital stock of the Corporation generally possessing voting rights in the election of directors, considered for this purpose as a single class.~~

~~(2)~~   Preferred Stock Rights. Notwithstanding the foregoing and any provisions in the Bylaws of the Corporation, whenever the holders of any one or more series of Preferred Stock issued by the Corporation pursuant to Article 4 hereof shall have the right, voting separately as a class or by series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of the series of Preferred Stock applicable thereto, and such directors so elected shall not be divided into classes unless expressly provided by the terms of the applicable series.

E.   No Cumulative Voting. No stockholder will be permitted to cumulate votes at any election of directors.

The foregoing excerpt reflects only the changes to Article 6 which are the subject of this Proposal No. 4. Additional changes to Section 6.B are proposed in Proposal No. 5 and are not reflected in the foregoing excerpt. Annex A to this proxy statement reflects all proposed changes to our Charter under Proposal Nos. 4-6.

In recommending this Proposal No. 4, the Board considered the factors described in "Introductory Note to Proposal Nos. 4-6" above, as well as prevailing market practices in favor of majority voting, the views of proxy advisors and other governance stakeholders, and the Company's desire to be responsive to stockholder concerns and preferences and maintain an overall commitment to maintaining strong governance practices. After weighing these considerations, the Board determined that eliminating all these supermajority voting requirements is in the best interests of the Company and its stockholders.

Required Vote

Approval of this Proposal No. 4 requires an affirmative vote of holders of at least 66 2/3% of our outstanding common stock. Abstentions and broker non-votes will have the same effect as a vote "AGAINST" this proposal.

THE BOARD RECOMMENDS AMENDING OUR CHARTER AS SET FORTH ABOVE AND URGES EACH STOCKHOLDER TO VOTE "FOR" SUCH AMENDMENT. SHARES OF THE COMPANY'S COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" AMENDING OUR CHARTER AS SET FORTH ABOVE.

PROPOSAL NO. 5 – APPROVAL OF CHARTER AMENDMENT TO DELETE RESTRICTIONS ON REMOVAL OF DIRECTORS WITHOUT CAUSE, ALONG WITH CERTAIN CLARIFYING, CONFORMING, AND MINISTERIAL CHANGES

Section 6.B of our Charter provides that directors may be removed as follows:

1. Directors may be removed "for cause" by the vote of stockholders holding at least 66 2/3% of the voting power of our outstanding stock; or

2. Directors may be removed without cause by the vote of stockholders holding a majority of the voting power of our outstanding stock, if such removal is recommended by at least two-thirds of the Board, plus one director.

This Proposal No. 5 seeks to eliminate these limitations on Director removal. In addition, conforming and related clarifying changes would be made to Section 6.C to provide for filling any vacancy created by the removal of a director. If approved, Section 6.B and 6.C will be revised as follows (with deletions to the current provisions indicated by "~~strike-outs~~" and additions indicated by "<u>double underlining</u>"):

> B.   <u>Removal of Directors</u>. <u>Subject to the rights of the holders of any one or more series of Preferred Stock, A</u>~~A~~ny director may be removed from office ~~for ~~<u>at any time, with or without </u>cause<u>,</u> by the affirmative vote of <u>the </u>holders of at least ~~sixty-six and two-thirds percent (66-2/3%)~~<u>a majority</u> of the voting power of the then <u>issued and </u>outstanding shares of stock <u>then entitled to vote in the election of directors </u>of the voting group of stockholders that elected the director to be removed~~; provided, however, that if the Board of Directors by resolution adopted by the Requisite Vote shall have recommended removal of a director, then the stockholders may remove such director from office without cause by a majority vote of such outstanding shares~~.
>
> C.   <u>Vacancies</u>. Any vacancy occurring in the Board of Directors, including a vacancy created by the removal of a director or an increase in the number of directors, shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum of the Board of Directors<u>, or by a sole remaining director, unless (i) otherwise provided</u>~~, however, that if~~<u>by law, (ii) the Board of Directors determines by resolution that any such vacancy or newly created directorship shall be filled by the stockholders, or (iii) in the case of removal in accordance with Section B above, the holders of at least a majority of the voting power of the then issued and outstanding shares of stock then entitled to vote in the election of directors of the voting group of stockholders that elected the director(s) so removed shall designate the successor(s) in the action effecting such removal</u>; provided, however, that if the vacant office was held by a director elected by a voting group of stockholders, only the remaining directors <u>(if any) </u>elected by that voting group <u>or the voting group of stockholders </u>shall fill the vacancy. For purposes of this Article 6, a director elected by directors to fill a vacant office pursuant to this Section C shall be deemed to be a director elected by the same voting group of stockholders that elected the director(s) who voted to fill the vacancy. Any director elected pursuant to this Section C shall serve until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified.

The foregoing excerpt reflects only the changes to Section 6.B and Section 6.C which are the subject of this Proposal No. 5. Additional changes to Article 6 are proposed in Proposal No. 4 and are not reflected in the foregoing excerpt. Annex A to this proxy statement reflects all proposed changes to our Charter under Proposal Nos. 4-6.

Under DGCL Section 141(k), a corporation with a classified Board may only have its directors removed for cause unless otherwise provided in the corporation's certificate of incorporation. However, when a corporation does not have a classified Board, DGCL Section 141(k) provides that directors may be removed at any time, with or without cause, by the vote of stockholders holding a majority of the corporation's outstanding shares.

As noted above, our Board recently amended our Bylaws to declassify the Board. Accordingly, the limitations on director removal provided in Section 6.B no longer reflect our Board structure and are inconsistent with Delaware law. The changes to Sections 6.B and 6.C are intended to conform our Charter to reflect our recently declassified Board.

Required Vote

Approval of this Proposal No. 5 requires an affirmative vote of holders of at least 66 2/3% of our outstanding common stock. Abstentions and broker non-votes will have the same effect as a vote "AGAINST" this proposal.

THE BOARD RECOMMENDS AMENDING OUR CHARTER AS SET FORTH ABOVE AND URGES EACH STOCKHOLDER TO VOTE "FOR" SUCH AMENDMENT. SHARES OF THE COMPANY'S COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" AMENDING OUR CHARTER AS SET FORTH ABOVE.

PROPOSAL NO. 6 – APPROVAL OF CHARTER AMENDMENT TO CHANGE THE VOTING REQUIREMENT FOR STOCKHOLDER ACTION BY WRITTEN CONSENT IN LIEU OF A MEETING FROM UNANIMOUS TO THE VOTING POWER THAT WOULD BE REQUIRED TO GIVE EFFECT TO THE ACTION IF IT WERE APPROVED AT A MEETING, ALONG WITH CERTAIN CLARIFYING, CONFORMING, AND MINISTERIAL CHANGES

Article 7 of our Charter currently provides that any action of stockholders that could be taken at a meeting of stockholders may instead be taken without a meeting if a written consent approving the action is signed by all of the stockholders entitled to vote on the action to be taken. This Proposal No. 6 seeks to change the required consent from unanimous to the number of votes that would be required at a meeting, which in most instances will be a majority. If approved, Article 7 of our Charter would be revised as follows (with deletions to the current provisions indicated by "~~strike-outs~~" and additions indicated by "<u>double underlining</u>"):

ARTICLE 7
<u>STOCKHOLDER ACTION BY WRITTEN CONSENT</u>

Any action required or permitted by this Certificate of Incorporation or the Bylaws of the Corporation or any provision of the DGCL to be taken at an Annual Meeting or Special Meeting of Stockholders may be taken without a meeting if a written consent or consents <u>(including electronic transmission(s))</u>, describing the action so taken, is signed by ~~all of the stockholders~~<u>holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares</u> entitled to vote ~~with respect to the subject matter thereof~~<u>thereon were present and voted</u> and <u>is</u> delivered to the Corporation for inclusion in the corporation records.

This Proposal 6 would also provide for various other clarifying, conforming, and ministerial changes in our Charter, which are fully reflected in Annex A, including deleting the reference to our incorporator.

As part of its governance review, the Board considered the advantages and disadvantages of changing the voting standard for stockholder action by written consent, including the factors described in "Introductory Note to Proposal Nos. 4-6" above. The Board further considered that the current unanimous standard imposes substantial impediments on stockholders' practical ability to act by written consent. As a publicly traded company, we have many stockholders, some of whom may be difficult to contact or identify, and we believe obtaining alignment and written consent from each and every stockholder would prove impracticable in most instances. The Board further considered that restrictions on stockholder action by written consent are generally intended to facilitate corporate stability by requiring stockholder action to occur at a duly called and convened stockholder meeting. The current unanimous standard for stockholder action by written consent may also have the effect of providing anti-takeover protection to the Company. However, many institutional investors and proxy advisory firms view standards which effectively prevent stockholder action by written consent as conflicting with principles of good corporate governance by preventing stockholders from fully exercising their voting rights as stockholders due to the need to convene at an annual or special meeting to effect change.

After weighing these considerations, the Board determined that amending the requisite vote for stockholder action by written consent is in the best interests of the Company and its stockholders.

Required Vote

Approval of this Proposal No. 6 requires an affirmative vote of holders of a majority of our outstanding common stock. Abstentions and broker non-votes will have the same effect as a vote "AGAINST" this proposal.

THE BOARD RECOMMENDS AMENDING OUR CHARTER AS SET FORTH ABOVE AND URGES EACH STOCKHOLDER TO VOTE "FOR" SUCH AMENDMENT. SHARES OF THE COMPANY'S COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" AMENDING OUR CHARTER AS SET FORTH ABOVE.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP acted as the independent registered public accounting firm for us in 2025. The Audit Committee is solely responsible for the selection, retention, oversight and, when appropriate, termination of our independent registered public accounting firm.

The fees to KPMG LLP for the fiscal years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Audit Fees[1]	$548,000	$535,275
Audit-Related Fees[2]	138,900	133,000
Tax Fees[3]	160,275	120,142
All Other Fees	--	--
Total	$847,175	$788,417

_____

[1]   Audit of annual financial statements, review of financial statements included in Form 10-Q and other services normally provided in connection with statutory and regulatory filings.

[2]   Information security audit services.

[3]   Tax consultations and tax return preparation including out-of-pocket expenses.

The Audit Committee has established pre-approval policies and procedures with respect to audit and permitted non-audit services to be provided by our independent registered public accounting firm. Pursuant to these policies and procedures, the Audit Committee may form, and delegate authority to, subcommittees consisting of one or more members when appropriate to grant such pre-approvals, provided that decisions of such subcommittee to grant pre-approvals are presented to the full Audit Committee at its next scheduled meeting. The Audit Committee's pre-approval policies do not permit the delegation of the Audit Committee's responsibilities to management. In 2025, the Audit Committee pre-approved all services provided by our independent registered public accounting firm, and no fees to the independent registered public accounting firm were approved pursuant to the de minimis exception under the Securities and Exchange Commission's rules.

MISCELLANEOUS

Expenses

The cost of soliciting proxies will be borne by the Company. In addition to soliciting proxies by mail, proxies may be solicited personally and by telephone by certain officers and regular associates of the Company. Such individuals will not be paid any additional compensation for such solicitation. We will reimburse brokers and other nominees for their reasonable expenses in communicating with the persons for whom they hold Common Stock.

Multiple Stockholders Sharing the Same Address

Pursuant to the rules of the Securities and Exchange Commission, services that deliver our communications to stockholders that hold their stock through a bank, broker or other holder of record may deliver to multiple stockholders sharing the same address a single copy of our annual report to stockholders and proxy statement, unless we have received contrary instructions from one or more of the stockholders. Upon written or oral request, we will promptly deliver a separate copy of the annual report to stockholders and/or proxy statement to any stockholder at a shared address to which a single copy of each document was delivered. For future deliveries of annual reports to stockholders and/or proxy statements, stockholders may also request that we deliver multiple copies at a shared address to which a single copy of each document was delivered. Stockholders sharing an address who are currently receiving multiple copies of the annual report to stockholders and/or proxy statement may also request delivery of a single copy. Stockholders may notify us of their requests by calling or writing Michelle Bachman, Executive Secretary, NRC Health, at (402) 475-2525 or 1245 Q Street, Lincoln, Nebraska 68508.

Stockholder Proposals

Matters for Inclusion in the Proxy Materials for the 2027 Annual Meeting of Stockholders

Matters for inclusion in the proxy materials for the 2027 Annual Meeting of Stockholders, other than nominations of directors, must be received by the Company by the close of business on January 8, 2027. However, if the date of the 2027 Annual Meeting of Stockholders is more than thirty days before June 23, 2026, then the deadline for submitting any such proposal for inclusion in the proxy materials relating to the 2027 Annual Meeting of Stockholders will be a reasonable time before we begin to print or mail such proxy materials. All proposals must comply with Rule 14a-8 under the Exchange Act.

Matters for Consideration at the 2027 Annual Meeting of Stockholders, but not for Inclusion in the Proxy Materials

Matters for consideration at the 2027 Annual Meeting of Stockholders, but not for inclusion in the proxy materials, must be received by the Company no earlier than February 23, 2027, and no later than March 25, 2027. In the event, however, that the date of the 2027 Annual Meeting of Stockholders is advanced by more than thirty days or delayed by more than sixty days from the anniversary of this year's Annual Meeting, notice of the proposal must be received by the Company not earlier than the 120th day prior to the date of the 2027 Annual Meeting of Stockholders and not later than the close of business on the later of (x) the 90th day prior 2027 Annual Meeting of Stockholders and (y) the 10th day following the day on which public announcement of the date of such meeting is first made. The proposal must meet all the requirements set forth in our Bylaws.

Nominations of Individuals for Election as Directors at the 2027 Annual Meeting of Stockholders Using Proxy Access

Our Bylaws include a proxy access provision. Stockholders who meet the requirements set forth in our Bylaws may submit director nominations for inclusion in the proxy materials. Proxy access nominations for the 2027 Annual Meeting of Stockholders must be received by the Company no earlier than December 9, 2026 and no later than January 8, 2027. However, if the date of the 2027 Annual Meeting of Stockholders is more than thirty days before or after June 23, 2027, then the deadline for submitting any such proxy access nominations is the later of the close of business on the date that is 180 days prior to the date of the 2027 Annual Meeting of Stockholders or the tenth day following the date that such date of the 2027 Annual Meeting of Stockholders is first publicly announced or disclosed. Proxy access nominations must meet all the requirements set forth in our Bylaws and include the additional information required by Rule 14a-19(b) under the Exchange Act.

Nominations of Individuals for Election as Directors at the 2027 Annual Meeting of Stockholders (other than through Proxy Access)

Under our Bylaws, notice by stockholders who intend to nominate directors at the 2027 Annual Meeting of Stockholders (other than through proxy access as described above) must be received by the Company no earlier than February 23, 2027, and no later than March 25, 2027. In the event, however, that the date of the 2027 Annual Meeting of Stockholders is advanced by more than thirty days or delayed by more than sixty days from the anniversary of this year's Annual Meeting, notice of the nomination must be received by the Company not earlier than the 120th day prior to the date of the 2027 Annual Meeting of Stockholders and not later than the close of business on the later of (x) the 90th day prior 2027 Annual Meeting of Stockholders and (y) the 10th day following the day on which public announcement of the date of such meeting is first made. The notice of director nomination must meet all the requirements set forth in our Bylaws.

By Order of the Board of Directors
NRC HEALTH

/s/ Shane Harrison

Shane Harrison
Chief Financial Officer, Treasurer, and Secretary

May 8, 2026

NRC HEALTH

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE 1

NAME

The name of the corporation is NRC Health (the "Corporation").

ARTICLE 2

REGISTERED OFFICE; REGISTERED AGENT

The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE 3

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same may be amended (the "DGCL").

ARTICLE 4

AUTHORIZED CAPITAL

The aggregate number of shares which the Corporation shall have the authority to issue is One Hundred-Twelve Million (112,000,000) shares, consisting of: (i) One Hundred-Ten Million (110,000,000) shares of a class designated as "Common Stock," with a par value of $.001 per share; and (ii) Two Million (2,000,000) shares of a class designated as "Preferred Stock," with a par value of $.01 per share.

The designation, relative rights, preferences and limitations of the shares of each class and the authority of the Board of Directors of the Corporation to establish and to designate series of Preferred Stock and to fix variations in the relative rights, preferences and limitations as between such series, shall be as set forth herein.

A. Preferred Stock.

(1) Series and Variations Between Series. The Board of Directors of the Corporation is authorized, to the full extent permitted under the DGCL and the provisions of this Section A, to provide for the issuance of the Preferred Stock in series, each of such series to be distinctively designated, and to have such redemption rights, dividend rights, rights on dissolution or distribution of assets, conversion or exchange rights, voting powers, designations, preferences and relative participating, optional or other special rights, if any, and such qualifications, limitations or restrictions thereof as shall be provided by the Board of Directors of the Corporation consistent with the provisions of this Article 4.

(2) Dividends. Before any dividends shall be paid or set apart for payment upon shares of Common Stock, the holders of each series of Preferred Stock shall be entitled to receive dividends at the rate (which may be fixed or variable) and at such times as specified in the particular series. The holders of shares of Preferred Stock shall have no rights to participate with the holders of shares of Common Stock in any distribution of dividends in excess of the preferential dividends, if any, fixed for such Preferred Stock.

(3) Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of

the Corporation, the holders of shares of each series of Preferred Stock shall be entitled to receive out of the assets of the Corporation in money or money's worth the preferential amount, if any, specified in the particular series for each share at the time outstanding together with all accrued but unpaid dividends thereon, before any of such assets shall be paid or distributed to holders of Common Stock. The holders of Preferred Stock shall have no rights to participate with the holders of Common Stock in the assets of the Corporation available for distribution to stockholders in excess of the preferential amount, if any, fixed for such Preferred Stock.

(4)   Voting Rights. The holders of Preferred Stock shall have only such voting rights as are fixed for shares of each series by the Board of Directors pursuant to this Section A or are provided, to the extent applicable, by the DGCL.

B.   Common Stock

(1)   Voting Rights. Except as otherwise provided by the DGCL, and except as may be determined by the Board of Directors with respect to the Preferred Stock pursuant to Section A of this Article 4, only the holders of Common Stock shall be entitled to vote for the election of directors of the Corporation and for all other corporate purposes. Upon any such vote the holders of Common Stock shall, except as otherwise provided by law, be entitled to one vote for each share of Common Stock held by them respectively.

(2)   Dividends. Subject to the provisions of this Article 4, the Board of Directors of the Corporation may, in its sole discretion, out of funds legally available for the payment of dividends and at such times and in such manner as determined by the Board of Directors, declare and pay dividends or other distributions on the Common Stock.

(3)   Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after there shall have been paid to or set aside for the holders of Preferred Stock the full preferential amounts, if any, to which they are entitled, the holders of outstanding shares of Common Stock shall be entitled to receive pro rata, according to the number of shares held by each, the remaining assets of the Corporation available for distribution to the holders of Common Stock.

C.   Preemptive Rights. No holder of shares of any class of capital stock of the Corporation shall have any preferential or preemptive right to acquire unissued shares of capital stock of the Corporation or securities convertible into such shares or conveying a right to subscribe for or acquire shares.

ARTICLE 5
BYLAWS

In furtherance and not in limitations of the powers conferred by the DGCL, the Board of Directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, the bylaws of the Corporation (as the same may be amended and/or restated from time to time, the "Bylaws") without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Certificate of Incorporation.

ARTICLE 6
BOARD OF DIRECTORS

A.   General Powers, Number, ~~Classification and Tenure~~Tenure, and Qualifications of Directors. The general powers, number, ~~classification,~~ tenure and qualifications of the directors of the Corporation shall be as set forth in ~~Sections 3.01 and 3.02 of~~ Article III of the Bylaws of the Corporation (and as such ~~Sections~~Article III shall exist from time to time). ~~Such Sections 3.01 and 3.02 of the Bylaws, or any provision thereof, may only be amended, altered, changed or repealed by the affirmative vote of stockholders holding at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the then outstanding shares of all classes of capital stock of the Corporation generally possessing the voting rights in the election of directors, considered for this purpose as a single class; provided, however, that the Board of Directors, by resolution adopted by the Requisite Vote (as hereinafter defined), may amend, alter, change or repeal Sections 3.01 and 3.02 of the Bylaws, or any provision thereof, without a vote of the stockholders. As used herein, the term "Requisite Vote" shall mean the affirmative vote of at least two-thirds of the directors then in office plus one director, but in no case more than all of the directors then in office.~~

B.   Removal of Directors. Subject to the rights of the holders of any one or more series of Preferred Stock, ~~A~~any director may be removed from office ~~for~~ at any time, with or without cause, by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%)a majority of the voting power of the then issued and outstanding shares of stock then entitled to vote in the election of directors of the voting group of stockholders that elected the director to be removed; provided, however, that if the Board of Directors by resolution adopted by the Requisite Vote shall have recommended removal of a director, then the stockholders may remove such director from office without cause by a majority vote of such outstanding shares.

C.   Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by the removal of a director or an increase in the number of directors, shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum of the Board of Directors, or by a sole remaining director, unless (i) otherwise provided, however, thatby law, (ii) the Board of Directors, determines by resolution that any such vacancy or newly created directorship shall be filled by the stockholders, or (iii) in the case of removal in accordance with Section B above, the holders of at least a majority of the voting power of the then issued and outstanding shares of stock then entitled to vote in the election of directors of the voting group of stockholders that elected the director(s) so removed shall designate the successor(s) in the action effecting such removal; provided, however, that if the vacant office was held by a director elected by a voting group of stockholders, only the remaining directors (if any) elected by that voting group or the voting group of stockholders shall fill the vacancy. For purposes of this Article 6, a director elected by directors to fill a vacant office pursuant to this Section C shall be deemed to be a director elected by the same voting group of stockholders that elected the director(s) who voted to fill the vacancy. Any director elected pursuant to this Section C shall serve until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified.

D.   Amendments.

(1)   Notwithstanding any other provision of this Certificate of Incorporation, the provisions of this Article 6 may be amended, altered, changed or repealed only by the affirmative vote of stockholders holding at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the then outstanding shares of all classes of capital stock of the Corporation generally possessing voting rights in the election of directors, considered for this purpose as a single class.

D.   (2)Preferred Stock Rights. Notwithstanding the foregoing and any provisions in the Bylaws of the Corporation, whenever the holders of any one or more series of Preferred Stock issued by the Corporation pursuant to Article 4 hereof shall have the right, voting separately as a class or by series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of the series of Preferred Stock applicable thereto, and such directors so elected shall not be divided into classes unless expressly provided by the terms of the applicable series.

E.   No Cumulative Voting. No stockholder will be permitted to cumulate votes at any election of directors.

ARTICLE 7
STOCKHOLDER ACTION BY WRITTEN
CONSENT

Any action required or permitted by this Certificate of Incorporation or the Bylaws of the Corporation or any provision of the DGCL to be taken at an Annual Meeting or Special Meeting of Stockholders may be taken without a meeting if a written consent or consents (including electronic transmission(s)), describing the action so taken, is signed by all of the stockholdersholders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote with respect to the subject matter thereofthereon were present and voted and is delivered to the Corporation for inclusion in the corporation records.

ARTICLE 8
LIMITATION ON LIABILITY

To the fullest extent permitted by the DGCL, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the filing of thethis Certificate of Incorporation of which this Section AArticle 8 is a part to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Neither any amendment nor repeal of this Article 8, nor adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article 8, shall eliminate or reduce the effect of this Article 8 in respect of any matter occurring, or any cause of action, suit or proceeding accruing or arising that, but for this Article 8, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE 9
DGCL SECTION 203

The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

ARTICLE 10
BOOKS AND RECORDS

The books and records of the Corporation may be kept, subject to the DGCL, outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE 11
AMENDMENTS

Subject to the provisions hereof, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

~~ARTICLE 12~~
~~INCORPORATO R~~

~~The name and mailing address of the Incorporator are as follows:~~

~~The incorporator is Kevin R. Karas, whose address is 1245 Q Street, Lincoln, Nebraska 68508.~~

~~[Remainder of page intentionally left blank.]~~

~~I, THE UNDERSIGNED, being the Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make, file and record this Certificate of Incorporation, hereby declaring and certifying that the facts herein stated are true and, accordingly, have hereunto set my hand this 30th day of June, 2021.~~

~~/s/ Kevin R. Karas Kevin R. Karas~~
~~Sole Incorporator~~

IN WITNESS WHEREOF, the undersigned has executed this First Amended and Restated Certificate of Amendment as of the date first written above.

NRC HEALTH

By:

Name: Shane Harrison

Title: Secretary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number **001-35929**

National Research Corporation

(Exact name of Registrant as specified in its charter)

Delaware	**47-0634000**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1245 Q Street, Lincoln, Nebraska   **68508**
(Address of principal executive offices) (Zip Code)

(402) 475-2525
(Registrant's telephone number, including area code)

Securities registered pursuant to 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.001 par value	NRC	The NASDAQ stock market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐   No ☒

Aggregate market value of the common stock held by non-affiliates of the registrant at June 30, 2025: $194,764,382.

Indicate the number of shares outstanding of each of the issuer's classes of common stock as of the latest practicable date.

Common Stock, $.001 par value, outstanding as of February 28, 2026: 22,746,397

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K, where indicated. The registrant's definitive proxy statement will be filed with the U.S. Securities and Exchange Commission within 120 days after December 31, 2025.

TABLE OF CONTENTS

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Item 1. <u>Business</u>

Special Note Regarding Forward-Looking Statements

Certain matters discussed in this Annual Report on Form 10-K are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can generally be identified as such because the context of the statement includes phrases such as National Research Corporation, doing business as NRC Health ("NRC Health," the "Company," "we," "our," "us" or similar terms), "believes," "expects," "may," "could," "anticipates," "estimates," "plans," "creates," "intends," or the use of words such as "would," "will," "may," "could," "goal," "focus," or "should," or other words of similar import. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. In this Annual Report on Form 10-K, statements regarding the value and utility of, and market demand for, our service offerings, future opportunities for growth with respect to new and existing customers, our future ability to compete and the types of firms with which we will compete, future consolidation in the healthcare industry, future adequacy of our liquidity sources, future revenue sources, future revenue, expenses, and margins, future revenue estimates used to calculate total recurring contract value, the expected impact of economic factors, including interest rates and inflation, future capital expenditures, and the timing, amount, and sources of cash to fund such capital expenditures, future stock repurchases and dividends, the expected impact of pending claims and contingencies, the future outcome of uncertain tax positions, our future use of owned and leased real property, and the expected impact of global conflicts, among others, are forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated. Factors that could affect actual results or outcomes include, without limitation, the following factors:

● The possibility of non-renewal of our customer service contracts, reductions in services purchased or prices, and failure to retain key customers;

● Our ability to compete in our markets, which are highly competitive with new market entrants, subject to consolidation among existing competitors, and the possibility of increased price pressure and expenses;

● The possibility that our solutions and technology do not perform as expected;

● The possibility that our acquisitions and partnerships do not achieve the increased demand/profitability expected;

● The likelihood that a pandemic will adversely affect our operations, sales, earnings, financial condition, and liquidity;

● The likelihood that global conflicts or tariffs will adversely affect our operations, sales, earnings, financial condition, and liquidity;

● The effects of an economic downturn;

● The impact of consolidation in the healthcare industry;

● The impact of federal healthcare and budget legislation, executive orders, cost-saving measures, and other regulatory changes;

● Our ability to attract and retain key managers and other personnel;

● The possibility that our intellectual property and other proprietary information technology could be copied or independently developed by our competitors;

● Our ability to maintain effective internal controls;

● The possibility for failures or deficiencies in our information technology platform;

- The possibility that we or our third-party providers could be subject to cyber-attacks, security breaches, or computer viruses; and

- The factors set forth under the caption "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K and various disclosures in our press releases, stockholder reports, and other filings with the Securities and Exchange Commission.

Shareholders, potential investors, and other readers are urged to consider these and other factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included are only made as of the date of this Annual Report on Form 10-K and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as required by the federal securities laws.

General

For nearly 45 years, NRC Health has led the charge to humanize healthcare and support organizations in their understanding of each unique individual. NRC Health's commitment to Human Understanding® helps leading healthcare systems improve their operations through understanding each person they serve not as point-in-time insights, but as an ongoing relationship. Guided by its uniquely empathic heritage, NRC Health's patient-focused approach, unmatched market and consumer preferences research, and action-oriented enablement solutions are transforming the healthcare experience, creating strong outcomes for patients and entire healthcare systems.

Our expertise is Human Understanding®. We believe that every healthcare encounter is fundamentally a human experience. That's why our holistic healthcare experience management framework is designed to drive the most human healthcare experiences for everyone. Patients. Consumers. Clinicians. Employees. Communities. Our comprehensive platform includes a next-generation suite of Artificial Intelligence ("AI")-enabled products that create a natural way to collect, analyze, and deliver feedback. By leveraging advanced technology and deep insights, we ensure each interaction becomes a meaningful moment of connection and care.

Our ability to measure what matters most and systematically capture, analyze, and deliver insights based on self-reported information from patients, families, and consumers is critical in today's healthcare market. We believe access to, analysis of, and acting on our extensive individual-driven information is increasingly valuable as healthcare providers need to better understand and engage the people they serve to create long-term relationships, build loyalty, and improve processes.

Our expertise includes efficient capture, transmittal, analysis, and interpretation of critical data elements from millions of healthcare consumers and thousands of clinicians. Using our solutions, our healthcare system customers gain insights into what people think and how they feel about their organizations in real-time, allowing them to build on their strengths and implement service recovery with greater speed and personalization. We also provide legacy experience-based solutions and shared intelligence from industry thought leaders and the nation's largest member network focused on healthcare governance and strategy to member boards and executives.

Our portfolio of subscription-based solutions provides actionable information, analysis, and workflow enablement tools to healthcare organizations across a range of mission-critical, constituent-related elements, including patient experience, service recovery, care transitions, employee engagement, reputation management, rounding, and brand loyalty. We partner with customers across the continuum of healthcare services and believe this cross-continuum positioning is a unique and an increasingly important capability as the evolving healthcare landscape drives its constituents towards a more collaborative and integrated service model.

We have a broad and diversified customer base that is distributed across the United States. Our ten largest customers collectively accounted for 20%, 17%, and 15% of our total revenue in 2025, 2024, and 2023, respectively.

We believe we have achieved a market leadership position through our nearly 45 years of industry innovation and experience, as well as our long-term, recurring revenue relationships (solutions that are used or required by a customer each year) with many of the healthcare industry's largest organizations. Since our founding in 1981, we have focused on meeting the evolving information needs of the healthcare industry through internal product development, as well as select acquisitions. We are a Delaware corporation headquartered in Lincoln, Nebraska.

Human Understanding Solutions

Healthcare experiences are human experiences. NRC Health has built a comprehensive experience management stack to create a differentiated platform with the goal of driving the most human healthcare experiences for everyone – from patients and caregivers to consumers and communities.

Our digital solutions consist of four primary solution categories – Patient Experience, Consumer Experience, Employee Experience, and Market Experience –which can be implemented both collectively as an enterprise solution or individually to meet specific needs within the organization.

Market Experience Solutions – Our Market solutions are subscription-based services that allow for improved tracking of awareness, perception, and consistency of healthcare brands; assessment of competitive differentiators; and enhanced segmentation tools to evaluate the needs, wants, and behaviors of communities through competitive assessments. Market Insights is the largest U.S. healthcare consumer database of its kind, measuring the opinions and behaviors of approximately 300,000 healthcare consumers across the contiguous United States annually. Market Insights is a syndicated survey that provides customers with an independent third-party source of information that is used to evaluate market position, brand performance, and consumer choice drivers. Our Market solutions provide customers with on-demand tools to measure brand value and build brand equity in their markets, evaluate, and optimize advertising efficacy and consumer recall, and tailor research to obtain voice of customer feedback to drive branding, growth, and service line initiatives.

Patient Experience Solutions – Our Patient Experience solutions are provided on a subscription basis via a cross-continuum multi-mode digital platform that collects and measures data and then delivers business intelligence that our customers utilize to improve patient experience, engagement, and loyalty. Patient experience data can also be collected on a periodic basis using Consumer Assessment of Healthcare Providers and Systems ("CAHPS") compliant email, mail, and telephone survey methods for regulatory compliance purposes and to monitor and measure improvement in CAHPS survey scores. CAHPS survey data can be collected and measured as an integrated service within our digital platform or independently as a legacy service offering.

Our Patient Experience solutions provide healthcare systems with the ability to receive and act on customer and employee feedback across all care settings. Experience solutions include patient experience, insights, discharge call workflows, rounding, and other frontline enablement tools. These solutions empower our customers to comply with regulatory requirements and to improve their reimbursement under value-based purchasing models. More importantly, our Patient Experience solutions provide quantitative and qualitative feedback, improvement plans, and coaching insights. By illuminating the complete care journey, our customers can ensure each individual receives the care, respect, and experience they deserve. Developing a longitudinal profile of what healthcare customers want and need allows for organizational improvement and increased customer loyalty.

Our Patient Experience solutions also include tools to drive effective communication between healthcare providers and patients in the critical 24-72 hours post discharge using an automated discharge call workflow supported by our digital platform. Through preference-based communications and alerts, these solutions enable organizations to identify and manage high-risk patients to reduce readmissions, increase patient satisfaction, support safe care transitions, and reduce costs. Tracking, trending, and benchmarking tools isolate the key areas for process improvement allowing organizations to implement changes and reduce costly future readmissions.

Employee Experience Solutions – Employee Experience is a leading indicator of patient experience. Our Employee Experience solutions combine healthcare expertise with advanced technology to strengthen that connection. Our approach includes engagement, pulse, lifecycle, Culture of Safety, and Magnet RN Satisfaction—plus employee rounding that encourages open conversations and uncovers insights beyond surveys alone. Unlike traditional platforms that take months, our solution focuses on enabling in mere weeks, empowering managers and teams with valuable feedback data while the feedback is still meaningful. By unifying patient, employee and Culture of Safety data into an actionable dashboard, leaders can also gain a holistic view that breaks down silos and uncovers patterns to improve workforce wellbeing, enhance patient safety, and drive better outcomes.

Consumer Experience Solutions – Our Consumer Experience solutions help build loyalty, support organizations in winning and retaining more patients, and reduce friction across the healthcare journey.

A key component of Consumer Experience is our Online Reputation solutions, which enable healthcare organizations to share an accurate and transparent picture of their performance and ensure that timely and relevant content informs better consumer decision-making. Our star ratings solution enables our customers to publish verified five-star reviews and comments derived from patient survey data to complement their online clinician profiles. Sharing this feedback not only results in better-informed consumer decision-making but also supports new patient acquisition and strengthens online clinician reputation. Our review monitoring solution alerts our customers to new reviews on third-party websites and provides workflows for response and service recovery. In addition, our listings management capabilities help ensure clinician and location information remains accurate and consistent across leading consumer and healthcare websites. Using automation and AI-driven recommendations, the offering identifies inconsistencies, surfaces suggested updates, and enables customers to maintain a current and reliable digital presence with little manual effort.

Consumer Experience also includes Community Insights and cross-journey listening through nGage, which bring scalable consumer perspectives into strategic and operational decision-making. Community Insights delivers custom research studies in just a few weeks, helping healthcare leaders identify consumer behaviors, needs, expectations, and experiences. Through nGage, organizations can gather continual feedback across digital and in-person touchpoints, enabling a more complete view of the consumer journey and supporting the design experiences that advance Human Understanding®.

Huey AI - Healthcare experiences are human experiences. Huey, our AI engine built for Human Understanding®, serves as a healthcare experience management companion. Embedded in our integrated experience platform, Huey helps customers make sense of experience data faster, taking on time-consuming tasks so teams can spend more time coaching, strategizing, and focusing on the human side of healthcare.

Governance Solutions

Our Governance Solutions, branded as The Governance Institute ("TGI"), serves not-for-profit health system boards of directors, executives, and physician leadership. TGI's subscription-based, value-driven membership services are provided through national conferences, publications, advisory services, and an online portal designed to improve the effectiveness of hospital and healthcare systems by continually strengthening their board governance, strategic planning, peer networking, medical leadership, management performance and customer loyalty. TGI also conducts research studies and tracks industry trends showcasing emerging healthcare trends and best practice solutions of healthcare system boards across the country. TGI thought leadership helps our customer board members and executives inform and guide their organization's strategic priorities in alignment with the rapidly changing healthcare market.

Growth Strategy

We believe that the value proposition of our current solutions positions us to benefit from multiple growth opportunities. We believe that we can grow revenue and earnings through (1) increasing scope of services and sales of our existing solutions to our existing customers (or cross-selling), (2) winning additional new customers through market share growth in existing market segments, (3) developing new solutions and expanding use cases to new and existing customers, and (4) pursuing acquisitions of, or investments in, firms providing products, solutions or technologies which complement ours.

Increasing contract value with existing customers. Our Sales and Customer Strategy teams actively identify and pursue cross-sell opportunities for customers to add additional solutions to accelerate our growth and their success. Organic contract value growth is also realized by the increased scope of solution adoption as the size of customer organizations increases from market expansion and consolidation.

Adding new customers. We believe that there is an opportunity to add new customers across all solutions. Our sales organization is actively identifying and engaging new customer prospects with a focus on demonstrating the economic value derived from adopting the portfolio of solutions in alignment with the prospect's strategic objectives.

Adding new solutions and use cases. The need for effective solutions in the market segments that we serve is evolving to align with emerging healthcare trends. The evolving market creates an opportunity for us to introduce new solutions that leverage and extend our existing core competencies, as well as develop new use cases for new market segments. We believe that there is an opportunity to drive sales growth with both existing and new customers, across many market segments, through the introduction of new solutions and expanded use cases.

Pursue strategic acquisitions and investments. We have historically complemented our organic growth with strategic acquisitions, having completed eight such transactions since 2001. These transactions have added new capabilities and access to market segments that are adjacent and complementary to our existing solutions and market segments. We believe that additional strategic acquisition and/or investment opportunities will exist from time to time to complement our organic growth by further expanding our service capabilities, technology offerings, and end markets.

We generate the majority of our revenue from the renewal of subscription-based customer service agreements, supplemented by sales of additional solutions to existing customers and the addition of new customers. Our sales activities are carried out by our growth team staffed with professional, trained sales associates.

We engage in marketing activities that generate demand for our solutions, engage existing customers, and enhance our brand visibility in the marketplace. Strategic campaigns and programs focus on (1) ensuring coverage of prospective customers via targeted advertising and account-based campaigns, (2) elevating customer value and return on investment success stories to an executive level profile, (3) engaging key stakeholders with content, programming and events and (4) amplifying thought leadership through public and media relations programs that include earning placement in national media and trade publications, securing podium presentations at key industry events, and winning awards.

Competition

The healthcare information and market research services industry is highly competitive. We have traditionally competed with healthcare organizations' internal marketing, market research, and/or quality improvement departments which create their own performance measurement and workflow tools, and with other firms which provide survey-based healthcare market research, performance assessment, and process improvement solutions. Our primary competitors among such firms include Press Ganey and Qualtrics, both of which we believe have significantly higher annual revenue than us, and several other organizations that we believe have less annual revenue than us. We also compete with market research firms and technology solutions which provide survey-based, general market research or voice of the customer feedback capabilities and firms that provide services or products that complement healthcare performance such as healthcare software or information systems.

We believe the primary competitive factors within our market include quality and focus of service, timeliness of delivery, unique service capabilities, the ability to release innovative solution updates, breadth of solutions, credibility of provider, industry experience, and price. We believe that our long-tenured focus on the healthcare industry, extensive portfolio of solutions, motivated sales force, thought and best practice leadership, and relationships with leading healthcare providers position us to compete in this market.

Although only a few of these competitors have offered specific services that compete directly with our solutions, many of these competitors have substantially greater financial, information gathering, and marketing resources than us and could decide to increase their resource commitments to our market. There are relatively few barriers to entry into our market, and we expect increased competition in our market which could adversely affect our operating results through pricing pressure, increased marketing expenditures, and market share losses, among other factors. There can be no assurance that we will continue to compete successfully against existing or new competitors.

We believe that our competitive strengths include the following:

A leading provider of patient experience solutions for healthcare providers and other healthcare organizations. Our history is based on capturing the voice of the consumer in healthcare markets. Our solutions build on the "Eight Dimensions of Patient-Centered Care," a philosophy developed by noted patient advocate Harvey Picker, who believed patients' experiences are integral to quality healthcare. This foundation has been enhanced through our digital platform offering that provides the delivery of data and insights to understand what matters most to each individual. Based on our nearly 45 years of experience, we are able to deliver unique and relevant healthcare domain expertise to the customers we serve.

Established customer base of leading healthcare organizations. Our customer portfolio encompasses a majority of the leading healthcare systems across the United States. Over 250 of the top 400 healthcare systems based on net patient revenue are currently using one or more of our solutions. Our customer base provides a unique network effect to share best practices among existing customers and to attract new customers. Our existing customer base also provides a significant organic growth opportunity to upsell and cross sell additional solutions.

Highly scalable and visible revenue model. Our solutions are offered primarily through fixed price, subscription-based service agreements. The solutions we provide are also recurring in nature, which enables an ongoing relationship with our customers and favorable retention. This combination of subscription-based revenue, a base of ongoing customer renewals and automated platforms creates a highly visible and scalable revenue model.

Comprehensive portfolio of solutions. Our portfolio of subscription-based solutions provides actionable information and analysis to healthcare organizations across a range of mission-critical, constituent-related elements, including patient experience, service recovery, care transitions, employee engagement, reputation management, and brand loyalty. Our end-to-end solutions enable our customers to understand what matters most to each person they serve – before, during, after, and beyond clinical encounters – to gain a longitudinal understanding of each individual. We partner with customers across the continuum of healthcare services and believe this cross-continuum positioning is a unique and an increasingly important capability as the healthcare industry evolves towards a more collaborative and integrated service model.

Exclusive focus on healthcare. We focus exclusively on healthcare and serving the unique needs of healthcare organizations across the continuum, which we believe gives us a distinct competitive advantage compared to other analytics and software providers. Our value proposition incorporates the benefits to customers derived from our deep subject matter expertise that has been built from helping healthcare organizations for nearly 45 years. Our platform includes features and capabilities built specifically for healthcare providers, including a library of performance improvement content which can be tailored to the provider based on their specific customer feedback profile.

Experienced senior management team. Our senior management team has extensive industry and leadership experience. Trent Green was appointed as our Chief Executive Officer and to serve as a director, both effective June 1, 2025. Mr. Green brings more than 25 years of healthcare leadership experience, most recently serving as Chief Executive Officer of Amazon One Medical and previously as Chief Operating Officer of Legacy Health. Helen Hrdy was appointed as our Chief Operating Officer in October 2024. Prior to this position Ms. Hrdy served as our Chief Customer Officer since January 2024, Chief Growth Officer for three years and our Senior Vice President, Customer Success, for eight years. Andy Monnich has served as our Chief Corporate Development Officer since January 2024. Mr. Monnich has worked in product and corporate development in the healthcare, financial services, and education industries, including for the Company as Senior Vice President - Strategy and Corporate Development, as Managing Director and Co-Founder of Connect, and as Chief Strategy Officer at Practicing Excellence. Shane Harrison began serving as our Executive Vice President and Chief Financial Officer effective September 29, 2025. Mr. Harrison has worked in finance and strategic planning, most recently serving as Senior Vice President – Corporate Finance and Investor Relations at PowerSchool, a leading K-12 education SaaS provider. Jason R. Rau has served as Executive Vice President since October 2025. Mr. Rau has held a variety of leadership roles at the Company, including in sales, operations, strategy, and corporate development, and previously served as Chief Growth Officer of Nobl and as Executive Vice President, Business Development of Practicing Excellence. In addition, our founder and Chairman, Michael D. Hays, provides significant continuity and perspective based on his 45 years of experience leading the Company.

Intellectual Property

Our success depends in part upon our data collection processes, research methods, data analysis techniques and internal systems, and procedures that we have developed specifically to serve customers in the healthcare industry. We have no patents for most of our intellectual property. Consequently, we rely on a combination of copyright and trade secret laws and associate nondisclosure agreements to protect our systems, survey instruments and procedures. There can be no assurance that the steps we have taken to protect our rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop functionally equivalent or superior systems or procedures. We believe that our systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against us in the future or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims or whether we are ultimately successful in defending against such claims.

Government Regulation

According to the Centers for Medicare and Medicaid Services ("CMS"), health expenditures in the United States were approximately $5.3 trillion in 2024, or $15,474 per person. In total, health spending accounted for 18% of the nation's Gross Domestic Product in 2024. Addressing this growing expenditure burden continues to be a major policy priority at both federal and state levels. In addition, increased co-pays and deductibles in healthcare plans have focused even more consumer attention on health spending and affordability. In the public sector, Medicare provides health coverage for individuals aged 65 and older, while Medicaid provides coverage for low-income families and other individuals in need. Both programs are administered by CMS. With the aging of the U.S. population, Medicare enrollment has increased significantly. In addition, longer life spans and greater prevalence of chronic illnesses among both the Medicare and Medicaid populations have placed tremendous demands on the health care system.

An increasing percentage of Medicare reimbursement and reimbursement from commercial payers has been determined under value payment models, based on factors such as patient readmission rates and provider adherence to certain quality-related protocols. At the same time, many hospitals and other providers are creating new models of care delivery to improve patient experience, reduce cost, and provide better clinical outcomes. These new models are based on sharing financial risk and managing the health and behaviors of large populations of patients and consumers. This transformation towards value-based payment models and increased engagement of healthcare consumers is resulting in a greater need for existing healthcare providers to deliver more customer-centric healthcare. At the same time, organizations that have successfully developed effective customer service models and brand loyalty in other industry verticals are entering the healthcare services market.

We believe that our current portfolio of solutions is uniquely aligned to address these healthcare market trends and related business opportunities. We provide tools and solutions to capture, interpret and improve the CAHPS data required by CMS as well as real-time feedback that enables customers to better understand what matters most to people at key moments in their relationship with a health organization. Our solutions enable our customers to both satisfy patient survey compliance requirements and design experiences to build loyalty and improve the wellbeing of the people and communities they care for.

Human Capital

As of December 31, 2025, we employed a total of 357 associates. None of our associates are represented by a collective bargaining unit. Most of our associates work remotely. Our goal is to help customers bring Human Understanding® to healthcare, for their patients and communities. Our associates are at the heart of achieving that goal, so we promise that same Human Understanding® to each other. We focus less on titles and more on the unique skills and perspectives each person brings to the organization. Our employment practices are based on the qualifications of each individual and appropriate job-related standards. We consider our relationships with our associates to be good.

We believe living Human Understanding® in the workplace is the job of every associate. Each associate is asked to take charge of their own education, self-awareness, opportunity, and growth. All leaders are expected to support associates in development efforts, leading their teams with Human Understanding®. We believe each associate and applicant should feel understood and welcomed.

Our Associate Experience team and Associate Lifecycle Belonging committee coordinate activities and opportunities for our associates on these topics, and act as advocates of a workplace culture full of Human Understanding®. As we focus on Human Understanding® in the workplace, we have considered what creating and cultivating a workplace full of Human Understanding® means. Our passions, pastimes, families, pets, politics, and communities impact how we see the world. This in turn impacts how we understand or misunderstand one another. We acknowledge that our efforts will be ongoing and must continually be re-evaluated.

Available Information

More information regarding NRC Health is available on our website at www.nrchealth.com. We are not including the information contained on or available through our website as part of, or incorporating such information by reference into, this Annual Report on Form 10-K. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports are made available to the public at no charge through a link appearing on our website. We provide access to such materials free of charge through our website as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the Securities and Exchange Commission (the "SEC"). Reports and amendments posted on our website do not include access to exhibits and supplemental schedules electronically filed with the reports or amendments. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Item 1A.   **Risk Factors**

You should carefully consider each of the risks described below, together with all of the other information contained in this Annual Report on Form 10-K, before making an investment decision with respect to our securities. If any of the following risks develop into actual events, our business, financial condition, or results of operations could be materially and adversely affected, and you may lose all or part of your investment. Some of the factors, events and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past and instead reflect our beliefs and opinions as to the factors, events or contingencies that could materially and adversely affect us in the future.

Risks Related to our Business

We depend on contract renewals, including retention of key customers, for a large share of our revenue and our operating results could be adversely affected.

We expect that a substantial portion of our revenue for the foreseeable future will continue to be derived from renewable service contracts. To the extent that customers fail to renew or defer their renewals, our results may be materially adversely affected. We rely on a limited number of key customers for a substantial portion of our revenue. Our ten largest customers collectively accounted for 20%, 17%, and 15% of our total revenue in 2025, 2024, and 2023, respectively. Our ability to secure renewals depends on, among other things, our ability to gather and analyze performance data in a consistent, high-quality, and timely fashion. In addition, the service needs of our customers are affected by accreditation requirements, enrollment in managed care plans, the level of use of satisfaction measures in healthcare organizations' overall management and compensation programs, the size of operating budgets, customers' operating performance, industry and economic conditions, and changes in management or ownership. As these factors are beyond our control, we cannot ensure that we will be able to maintain our renewal rates. Any material decline in renewal rates from existing levels would have an adverse effect on our revenue and a corresponding effect on our operating and net income.

We operate in a highly competitive market and could experience increased price pressure and expenses as a result.

The healthcare analytics and market research services industry is highly competitive. We have traditionally competed with healthcare organizations' internal marketing, market research and/or quality improvement departments that create their own performance measurement tools, and with other firms that provide survey-based healthcare market research and/or performance assessment. Our primary competitors include Press Ganey and Qualtrics, both of which we believe have significantly higher annual revenue than us, and several other firms that provide similar services in the market we serve. We also compete with market research firms and technology solutions which provide survey-based, general market research or voice of the customer feedback capabilities and firms that provide services or products that complement healthcare performance assessments, such as healthcare software or information systems. Although only a few of these competitors have offered specific services that compete directly with our services, many of these competitors have substantially greater financial, information gathering, and marketing resources than us and could decide to increase their resource commitments to our market. Our competitors may increase their resources through organic growth, as well as consolidation with other competitors. Furthermore, we do not have a publicly traded group of peers, which makes it difficult to compare and benchmark performance to other similar companies. There are relatively few barriers to entry into our market, and we expect increased competition in our market which could adversely affect our operating results through pricing pressure, increased marketing expenditures, and market share losses, among other factors. There can be no assurance that we will continue to compete successfully against existing or new competitors.

Because our customers are concentrated in the healthcare industry, our revenue and operating results may be adversely affected by changes in regulations, a business downturn, or consolidation with respect to the healthcare industry.

Substantially all of our revenue is derived from customers in the healthcare industry. As a result, our business, financial condition, and results of operations are influenced by conditions affecting this industry, including changing political, economic, competitive, and regulatory influences that may affect the procurement practices and operation of healthcare providers and payers. The healthcare industry is extensively regulated by both state and federal government. Future legislative changes, including additional provisions to control healthcare costs, improve healthcare quality, and expand access to health insurance, could result in lower reimbursement rates and otherwise change the environment in which providers and payers operate. From time-to-time, members of the U.S. House of Representatives have weighed legislative proposals targeting Medicaid, Medicare, and other entitlement programs as part of broader campaigns to reduce federal spending, a number of executive orders have been issued intended to reduce government spending, and we expect there will be continued proposals targeting reimbursement methodologies and the number of individuals eligible for government healthcare programs. There have also been proposals calling for repeal or reform of the Affordable Care Act. Any of these or related actions by state or federal governments could significantly reduce federal or state spending on the Medicaid and Medicare programs, constitute a fundamental change in the federal role in healthcare, change the nature of the entitlements offered by Medicaid and Medicare, or reduce or delay the payments made to both non-profit and for profit healthcare systems by Medicaid and Medicare, any of which could have a material effect on the revenues of our customers, resulting in harm to the demand for our solutions and our ability to collect subscriptions and fees owed to us, which could negatively impact our business, financial condition, cash flows, and results of operations.

In addition, large private purchasers of healthcare services are placing increasing cost pressure on providers. Healthcare providers may react to these cost pressures and other uncertainties by curtailing or deferring purchases, including purchases of our services. Moreover, there has been consolidation of companies in the healthcare industry, a trend which we believe will continue to grow. Consolidation in this industry, including the potential acquisition of certain of our customers, could adversely affect aggregate customer budgets for our services, could result in customers performing more marketing, market research and/or quality improvement functions internally, or could result in the termination of a customer's relationship with us. The impact of these developments on the healthcare industry is difficult to predict and could have an adverse effect on our revenue and a corresponding effect on our operating and net income.

We could be negatively impacted by outbreaks or pandemics.

Any outbreak of contagious diseases, such as COVID-19 or its variants, or adverse public heath environments could negatively affect our business, results of operations, financial condition, and stock price. While the risk of such outbreaks is unpredictable, and the extent of such risk is highly uncertain, the possibility of future outbreaks remains a risk that could have a material adverse effect on our business and it may also have the effect of heightening many of the other risks described in this Part I, Item 1A of this Form 10-K.

We could be negatively impacted by global conflicts or similar events.

Global conflicts or any expansion of such conflicts could adversely affect our business and operations. From time-to-time we outsource certain software development services to third parties outside of the United States, including in Ukraine. Historically, our contractors located in areas of conflict (including in Ukraine) have been able to continue their work. However, those services could be more negatively impacted in the future.

Civil unrest, political instability or uncertainty, military activities, utility service breakdowns, or broad-based sanctions, should they continue for the long term or escalate, could interrupt our contractors' ability to provide services and require our associates to perform the services or replace the contractors which could have an adverse effect on our operations and financial performance, including higher volatility in foreign currency exchange rates, increased use of less cost-efficient resources and negative impacts to our business resulting from deteriorating general economic conditions. Further, we cannot predict the impact of the military actions and any heightened military conflict or geopolitical instability that may follow, including additional sanctions or countersanctions, heightened inflation, cyber disruptions or attacks, higher energy costs, and supply chain disruptions.

In addition, the new administration has imposed new or increased tariff rates on imported goods from a number of countries. Such trade policies and tariff implementations, and any related retaliatory trade policies and tariff implementations by foreign governments may result in increased costs and worsening economic conditions and could have an adverse impact on our results of operations.

General economic factors could adversely impact our profitability.

Negative changes in general economic conditions, in the geographic areas in which we operate may reduce our profitability. An economic downturn, a rise in interest rates, and inflationary pressures can reduce the demand for our services and result in terminations as well as slower customer payments or customer defaults on receivables. Additionally, in recent years, we experienced increased costs, including salary and benefits costs, software costs, contracted services, costs associated with our building improvements, and equipment purchases, and we expect inflationary pressures to continue in 2026. Inflation may increase our costs without a corresponding increase in our contract revenue due to fixed contract arrangements, which could result in decreased margins and profitability.

We face several risks relating to our ability to collect the data on which our business relies.

Our ability to provide timely and accurate performance measurement and improvement services to our customers depends on our ability to collect large quantities of high-quality data through surveys. If survey operations are disrupted and we are unable to process surveys in a timely manner, then our revenue and net income could be negatively impacted. We outsource certain operations and engage third parties to perform work needed to fulfill our customer services. For example, we use vendors to perform certain outreach and data collection services related to our survey operations. If any of these vendors cease to operate or fail to adequately perform the contracted services and alternative resources and processes are not utilized in a timely manner, our business could be adversely affected. The loss of any of our key vendors could impair our ability to perform our customer services and result in lower revenues and income. It would also be time-consuming and expensive to replace, either directly or through other vendors, the services performed by these vendors, which could adversely impact revenues, expenses, and net income. Furthermore, our ability to monitor and direct our vendors' activities is limited. If their actions and business practices violate policies, regulations or procedures otherwise considered illegal, we could be subject to reputational damage or litigation which would adversely affect our business.

If receptivity to our survey methods by respondents declines, or, for some other reason, their willingness to complete and return surveys declines, or if we, for any reason, cannot rely on the integrity of the data we receive, then our revenue could be adversely affected with a corresponding effect on our operating and net income.

If intellectual property and other proprietary information technology were copied or independently developed by our competitors, our operating results could be negatively affected.

Our success depends in part upon our data collection process, research methods, data analysis techniques, and internal systems and procedures that we have developed specifically to serve customers in the healthcare industry. We do not hold patents for our intellectual property. Consequently, we rely on a combination of copyright, trade secret laws, and associate nondisclosure agreements to protect our systems, survey instruments, and procedures. We cannot assure you that the steps we have taken to protect our rights will be adequate to prevent misappropriation of such rights, or that third parties will not independently develop functionally equivalent or superior systems or procedures. We believe that our systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. We cannot assure you, however, that third parties will not assert infringement claims against us in the future, or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims, or whether we are ultimately successful in defending against such claims.

Failures, interruptions, or deficiencies in our information technology and communications systems could negatively impact our business and operating results.

Our ability to provide timely and accurate performance measurement and improvement service to our customers is dependent, to a significant extent, upon the technology that we develop internally as well as the efficient and uninterrupted operation of our information technology and communication systems, and those of our external service providers. Investment in the enhancement of existing and development of new information technology processes is costly and affects our ability to successfully serve our customers. The failure or deficiency of the technology we develop and implement could negatively impact the willingness or ability for our customers to use our services and our ability to perform our services. Our failure to anticipate customers' expectations and needs, adapt to emerging technological trends, or design efficient and effective information technology platforms, could result in lower utilization, loss of customers, damage to customer relationships, reduced revenue and profits, refunds to customers, and damage to our reputation. Although we have procedures to monitor the efficacy of our information technology platforms, the procedures may not prevent failures or deficiencies in the information technology platforms we develop and implement, we may not adapt quickly enough and may incur significant costs and delays that could harm our business. Additional costs will be incurred to further develop and improve our information technology platforms.

In addition, changing technologies including AI and other emerging technologies may become significant to operational results in the future. We plan to continue to invest in research and development, including through acquisitions, in order to enhance our technology and new and existing solutions. However, if we are unable to successfully anticipate, develop, implement, and utilize such emerging technologies as effectively as competitors or our customers are able to use AI as a replacement to our services, our results of operations may be negatively affected. Additionally, while AI and other technologies may offer substantial benefits, they may also introduce additional risks and raise ethical, technological, legal, regulatory, and other issues that may negatively affect the demand for our solutions.

Our systems and those of our external service providers could be exposed to damage or interruption from fire, natural disasters, which may increase in frequency and severity due to climate change, energy loss, telecommunication failure, security breach, and computer viruses. An operational failure or outage in our information technology and communication systems or those of our external service providers, could result in loss of customers, damage to customer relationships, reduced revenue and profits, refunds of customer charges, and damage to our reputation and may result in additional expense to repair or replace damaged equipment and recover data loss resulting from the interruption. Although we have taken steps to prevent system failures and have back-up systems and procedures to prevent or reduce disruptions, such steps may not prevent an interruption of services, and our disaster recovery planning may not account for all contingencies. Additionally, our insurance may not adequately compensate us for all losses or failures that may occur. Any one of the above situations could have a material adverse effect on our business, financial condition, results of operations, and reputation.

If we or our third-party service providers sustain cyber-attacks or other privacy or data security incidents that result in security breaches that disrupt our operations or result in the unintended dissemination of protected personal information or proprietary or confidential information or AI impacts our demand for, or providing of, services, we could suffer a loss of revenue and increased costs, exposure to significant liability, reputational harm, and other serious negative consequences.

In connection with our customer services, we and our third-party service providers receive, process, store, and transmit sensitive business information and, in certain circumstances, personal medical information of our customers' patients, electronically over the internet. We or our third-party service providers may become the target of attempted cyber-attacks and other security threats and may be subject to breaches of the information technology systems we use. Experienced computer programmers and hackers may be able to penetrate our security controls and access, misappropriate or otherwise compromise protected personal information or proprietary or confidential information or that of third parties, create system disruptions, or cause system shutdowns that could negatively affect our operations. They also may be able to develop and deploy viruses, worms, ransomware, and other malicious software programs that attack our systems or otherwise exploit any security vulnerabilities.

In addition, the risk of cyber-attacks has increased in connection with the military conflict between Russia and Ukraine and the resulting geopolitical conflict. In light of those and other geopolitical events, nation-state actors or their supporters may launch retaliatory cyber-attacks and may attempt to cause supply chain and other third-party service provider disruptions, or take other geopolitically motivated retaliatory actions that may disrupt our business operations, result in data compromise, or both. Nation-state actors have in the past carried out, and may in the future carry out, cyber-attacks to achieve their aims and goals, which may include espionage, information operations, monetary gain, ransomware, disruption, and destruction. In February 2022, the U.S. Cybersecurity and Infrastructure Security Agency issued a "Shields Up" alert for American organizations noting the potential for Russia's cyber-attacks on Ukrainian government and critical infrastructure organizations to impact organizations both within and beyond the United States, particularly in the wake of sanctions imposed by the United States and its allies, which is still in effect. These circumstances increase the likelihood of cyber-attacks and/or security breaches.

We were the target of a cyber-attack in 2020, which resulted in temporary suspension of our services to customers. One of our third-party service providers was the target of a cyber-attack in December 2022, which resulted in a temporary suspension of certain services to our customers. In both instances no protected data was compromised or exfiltrated. We, and our service providers, will likely continue to be the target of other attempted cyber-attacks and security threats. Such cyber-attacks may subject us to litigation and regulatory risk, civil and criminal penalties, additional costs and diversion of management attention due to investigation, remediation efforts and engagement of third-party consultants and legal counsel in connection with such incidents, payment of "ransoms" to regain access to our systems and information, loss of customers, damage to customer relationships, reduced revenue and profits, refunds of customer charges, and damage to our reputation, any of which could have a material adverse effect on our business, cash flows, financial condition, and results of operations. While we have contingency plans and insurance coverage for potential liabilities of this nature, they may not be sufficient to cover all claims and liabilities and in some cases are subject to deductibles and layers of self-insured retention. Any system failure, inability to upgrade or update, or security breach (including cyber-attacks) related to our information technology systems may also impact third parties that we rely on in our business and could result in a hinderance to the services provided by the Company or such third parties, as the case may be, and may have a material adverse effect on our business.

We cannot ensure that we or our third-party service providers will be able to identify, prevent, or contain the effects of cyber-attacks or other cybersecurity risks that bypass our security measures or disrupt our information technology systems or business. The use of AI by bad actors may make cyber-attacks more difficult to anticipate or detect. We have security technologies, processes, and procedures in place to protect against cybersecurity risks and security breaches. However, hardware, software, or applications we develop or procure from third parties may contain defects in design, manufacturer defects, or other problems that could unexpectedly compromise information security. In addition, because the techniques used to obtain unauthorized access, disable, or degrade service or sabotage systems change frequently, are becoming increasingly sophisticated, and may not immediately produce signs of intrusion, we may be unable to anticipate these techniques, timely discover or counter them or implement adequate preventative measures.

In addition, we use third-party technology, systems, and services for a variety of reasons, including, without limitation, encryption and authentication technology, employee email, content delivery to customers, back-office support, and other functions that in some cases involve processing, storing, and transmitting large amounts of data for our business. These third-party providers may also experience security breaches or interruptions to their information technology hardware and software infrastructure and communications systems that could adversely impact us.

Under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, implementing regulations promulgated by the U.S. Department of Health and Human Services, or "HHS," including what are referred to as the "Privacy Rule" and the "Security Rule" (collectively, "HIPAA"), we face potential liability related to the privacy of health information we obtain. We are required through our contracts with our customers and by HIPAA to protect the privacy and security of certain health information and to make certain disclosures to our customers or to the public if this information is unlawfully accessed.

Changes in privacy and information security laws and standards may require that we incur significant expense to ensure compliance due to increased technology investment and operational procedures. Noncompliance with any privacy or security laws and regulations, including, without limitation, HIPPA, or any security breach, cyber-attack or cybersecurity breach, and any incident involving the misappropriation, loss, or other unauthorized disclosure or use of, or access to, sensitive or confidential information, whether by us or by one of our third-party service providers, could require us to expend significant resources to continue to modify or enhance our protective measures and to remediate any damage. In addition, this could negatively affect our operations, cause system disruptions, damage our reputation, cause customer losses and contract breaches, and could also result in regulatory enforcement actions, material fines and penalties, litigation, or other actions that could have a material adverse effect on our business, cash flows, financial condition, and results of operations. Even if cyber-attacks or other cybersecurity breaches do not result in noncompliance with privacy or security laws, the perception that such noncompliance may have occurred by our customers or in the news media may have an adverse impact on our stock price and could result in damage to our reputation or loss of customers, which could have a material adverse effect on our business, cash flows, financial condition, and results of operations.

New solution offerings involve inherent risk.

We have made substantial investments to develop new solution offerings and technologies, including AI-enabled offerings. We expect to continue investing significant resources in developing new technologies, tools, features, and solutions. At the same time, our competitors are rapidly developing their technologies and services, and our offerings may not be able to compete effectively. Our new solutions have a high degree of risk, as each involves strategies and technologies with which we have limited or no prior development or operating experience. There can be no assurance that customer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that they will generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. Further, our development efforts with respect to new solution offerings and technologies could distract management from current operations and will divert capital and other resources from our more established solution offerings and technologies. Even if we are successful in developing new solution offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that could increase our expenses or prevent us from successfully commercializing new solution offerings or technologies. If we do not invest in commercially successful and innovative technologies, we may not realize the expected benefits of those investments. At the same time, if we do not realize the expected benefits of our investments, our business, financial condition and operating results may be harmed. No assurance can be given that such strategies and offerings will be successful and will not harm our reputation, financial condition, and operating results.

Some of our employees work remotely, which may increase the cybersecurity risks to our business, including an increased demand for information technology resources, increased risk of phishing, and other cybersecurity risks.

We have, and expect to continue to have, a portion of our employee population that works from home full-time or under flexible work arrangements, and we have provided associates with expanded remote network access options which enable them to work outside of our corporate infrastructure and, in some cases, use their own personal devices, which exposes us to additional cybersecurity risks. Our employees working remotely may expose us to cybersecurity risks through: (i) unauthorized access to sensitive information as a result of increased remote access, including our employees' use of Company-owned and personal devices and videoconferencing functions and applications to remotely handle, access, discuss, or transmit confidential information, and (ii) increased exposure to phishing and other scams as cybercriminals may, among other things, install malicious software and access sensitive information. We believe that the increased number of employees working remotely has incrementally increased our cyber risk profile, but we are unable to predict the extent or impact of those risks at this time. A significant disruption of our information technology systems, unauthorized access to or loss of confidential information, or legal claims resulting from our violation of privacy laws could each have a material adverse effect on our business.

Reputational harm could have a material adverse effect on our business, financial condition, and results of operations.

Our ability to maintain a positive reputation is critical to selling our services. Our reputation could be adversely impacted by any of the following (whether or not valid): the failure to maintain high ethical and social standards; the failure to perform our customer services in a timely manner; violations of laws and regulations; failure to adequately preserve information security; and the failure to maintain an effective system of internal controls or to provide accurate and timely financial information. Damage to our reputation or loss of our customers' confidence in our services for any of these, or any other reasons, could adversely impact our business, revenues, financial condition, and results of operations, as well as require additional resources to rebuild our reputation.

Our operations are subject to laws and regulations that impose significant compliance costs and create reputational and legal risk.

Due to the nature of the services we offer, we are subject to significant commercial, trade, and privacy regulations. We cannot predict the nature, scope, or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted, which could have a material and negative impact on our business and our results of operation. For example, recent years have seen an increase in the development or enforcement of legislation related to healthcare reform, privacy, and trade compliance. Additionally, some of the services we provide include information our customers need to fulfill regulatory reporting requirements. If our services result in errors or omissions in our customers' regulatory reporting, we may be subject to loss of customers, reputational harm, or litigation, each potentially adversely impacting our business. Furthermore, although we maintain a variety of internal policies and controls designed to educate, discourage, prevent, and detect violations of such laws, we cannot guarantee that such actions will be effective or sufficient or that individual employees will not engage in inappropriate behavior in breach of our policies. Such conduct, or even an allegation of misbehavior, could result in material adverse reputational harm, costly investigations, severe criminal or civil sanctions, or could disrupt our business, and could negatively affect our results of operations or financial condition.

Ineffective internal controls could have a negative impact on our business, results of operations, and our reputation.

Our internal controls over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, failure or interruption of information technology systems, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, including with the implementation of our internal controls in acquired companies, our business and operating results could be harmed and we could fail to meet our financial reporting obligations, which also could have a negative impact on our reputation.

Our growth strategy includes future acquisitions, partnerships, and/or investments which involve inherent risk.

In order to expand services or technologies to existing customers and increase our customer base, we have historically, and may in the future, make strategic business acquisitions, partnerships with other organizations, and/or investments that we believe complement our business.

Acquisitions have inherent risks which may have material adverse effects on our business, financial condition, or results of operations, including, among other things: (1) failure to successfully integrate the purchased operations, technologies, products, or services and maintain uniform standard controls, policies, and procedures; (2) substantial unanticipated integration costs; (3) loss of key associates including those of the acquired business; (4) diversion of management's attention from other operations; (5) failure to retain the customers of the acquired business; (6) failure to achieve any projected synergies and performance targets; (7) additional debt and/or assumption of known or unknown liabilities; (8) dilutive issuances of equity securities; (9) a write-off of goodwill, software development costs, customer lists, other intangibles and amortization of expenses; and (10) an acquisition target may have differing or inadequate cybersecurity, data protection, or financial reporting. If we fail to successfully complete acquisitions or integrate acquired businesses, we may not achieve projected results and there may be a material adverse effect on our business, financial condition, and results of operations. In addition, volatility in the equity markets could impair our financial position in general terms and our ability to effectively capitalize on potential merger and acquisition opportunities.

We have established a strategic partnership and intend to continue to establish strategic partnerships with third parties to enhance our solution offering. We currently depend on our partner's technology to perform certain services for our customers. As a result, these services may not be provided in the manner or on the time schedule we currently expect, which may negatively impact our business operations. In addition, we cannot control the amount and timing of resources our partners may devote to their technology enhancements. Furthermore, there is no assurance that our partner-provided services will be purchased by our customers. Our partners may terminate their agreements with us for cause under certain circumstances and may elect not to renew our agreements, which could discontinue our ability to use their technologies and could result in our partners pursuing competing solutions. If our partners terminate or breach our agreements with them or otherwise fail to complete their obligations in a timely manner, it may have a detrimental effect on our financial position by reducing or eliminating the potential for us to receive technology access and perform our contractual obligations to our customers. These factors could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to achieve a proper revenue to cost ratio our profitability could decrease.

Our ability to achieve our goals and earnings growth depends on our ability to grow our revenue and achieve the appropriate cost structure for our revenues. Our revenue and margins have decreased in recent years. We have invested in product development, sales, and leadership in an effort to increase revenue. We have also adjusted spending in certain areas to reduce costs. If we are unsuccessful in increasing our revenue or we do not reduce costs sufficiently, our margins will continue to be compressed.

Risks Related to our Common Stock

Our principal shareholders effectively control the Company.

A majority of our common stock and voting power was historically owned and/or held by Michael D. Hays, our Chairman of the Board. However, over the years Mr. Hays, for estate planning purposes, gifted and/or transferred almost all of his directly owned shares to trusts for the benefit of his family. Currently, the principal holder of shares previously owned by Mr. Hays is the Common Property Trust (the "Trust").

As of February 28, 2026, approximately 37.5% of our outstanding common stock was owned by the Trust and approximately 46.8% of our outstanding common stock was held by the Trust and other entities controlled by trustees or special power holders for the benefit of members of Mr. Hays' family. As a result, the Trust and these other entities, through the trustees or special power holders, have the power to indirectly control and significantly influence decisions such as whether to issue additional shares or declare and pay dividends and can control matters requiring shareholder approval, including the election of directors and the approval of significant corporate matters such as change of control transactions. The effects of such influence could be to delay or prevent a change of control of the Company unless the terms are approved by the Trust and these other entities.

The market price of our common stock may be volatile and shareholders may be unable to resell shares at or above the price at which the shares were acquired.

The market price and trading volume of our common stock has historically been and may continue to be highly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases that are in response to factors beyond our control, including, but not limited to:

● Variations in our financial performance and that of similar companies;
● Regulatory and other developments that may impact the demand for our services;
● Reaction to our press releases, public announcements, and filings with the SEC;
● Customer, market, and industry perception of our services and performance;
● Actions of our competitors;
● Changes in earnings estimates or recommendations by analysts who follow our stock;
● Loss of key personnel;
● Investor, management team, or large shareholder sales of our stock;
● Low trading volumes, which may increase volatility;
● Changes in accounting principles; and
● Variations in general market, economic, and political conditions or financial markets.

Any of these factors, among others, may result in changes in the trading volume and/or market price of our common stock. Following periods of volatility in the market price of securities, shareholders have often filed securities class-action lawsuits. Our involvement in a class-action lawsuit would result in substantial legal fees and divert our senior management's attention from operating our business, which could harm our business and net income.

General Risk Factors

Our operating results may fluctuate and this may cause our stock price to decline.

Our overall operating results may fluctuate as a result of a variety of factors, including the size and timing of orders from customers, customer demand for our services (which, in turn, is affected by factors such as accreditation requirements, enrollment in managed care plans, operating budgets, and customers' operating performance), the hiring and training of additional staff, expense increases, and industry and general economic conditions. Because a significant portion of our overhead is fixed in the short term, particularly some costs associated with owning and occupying our building and full-time personnel expenses, our results of operations may be materially adversely affected in any particular period if revenue falls below our expectations. These factors, among others, make it possible that in some future period our operating results may be below the expectations of securities analysts and investors, which would have a material adverse effect on the market price of our common stock.

Our business and operating results could be adversely affected if we are unable to attract or retain key managers and other personnel.

Our future performance may depend, to a significant extent, upon the efforts and ability of our key personnel who have expertise in gathering, interpreting, and marketing survey-based performance information for healthcare markets. Although customer relationships are managed at many levels within our company, the loss of the services of Trent Green, our Chief Executive Officer, or one or more of our other executive officers or Chairman, could have a material adverse effect, at least in the short to medium term, on most significant aspects of our business, including strategic planning, product development, sales, and customer relations. Our success will also depend on our ability to hire, train, and retain skilled personnel in all areas of our business. Competition for qualified personnel in our industry is intense, and many of the companies that compete with us for qualified personnel have substantially greater financial and other resources than us. Furthermore, we expect competition for qualified personnel to become more intense as competition in our industry increases. We cannot assure you that we will be able to recruit, retain, and motivate a sufficient number of qualified personnel to compete successfully.

Like many other companies, we experienced higher attrition rates in the last several years. We may incur higher costs to attract, train, and retain associates. Attrition in our sales and service areas can also impact our ability to retain and attract new business. We may need to develop or adapt to new ways of doing business that challenge our leadership, our associate training, our human resources, and our business practices, and we cannot assure you that we will be successful in doing so. The short and long-term costs associated with these potential changes are difficult to quantify.

Increases in income tax rates, changes in income tax laws or regulations, or unfavorable resolutions of tax matters could adversely impact our profitability.

We are subject to income tax in the United States. Our overall effective income tax rate is a function of the federal and local tax rates and the geographic mix of our income before taxes in the jurisdictions in which we operate. The U.S. administration and certain members of Congress have indicated a desire to amend the federal tax laws. Changes in tax rates could negatively impact our net income. Tax laws and regulations, including rates of taxation, are subject to revisions by individual taxing jurisdictions. It is possible that these types of changes could materially impact our net income and cash flows. Significant judgment is required in determining our annual income tax expense and in evaluating our tax positions. Although we believe our tax estimates are reasonable, the final determination of tax audits could materially differ from our historical income tax provisions, estimates, and accruals and could materially adversely impact our financial statements for the period or periods which the statute of limitations is open.

Failure to comply with public company regulations could adversely impact our profitability.

As a public company, we are subject to the reporting requirements of the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of NASDAQ, and other applicable securities rules and regulations. Additionally, laws, regulations and standards relating to corporate governance and public disclosure are subject to varying interpretations and continue to develop and change. If we misinterpret or fail to comply with these rules and regulations, our legal and financial compliance costs and net income may be adversely affected.

We may change our dividend policy at any time.

We have historically paid quarterly dividends to holders of our common stock. Although we expect to continue to pay dividends to holders of our common stock, the declaration and amount of any future dividends is subject to approval of our Board of Directors and various risks and uncertainties, including, but not limited to, our cash flow and cash needs, compliance with applicable law, restrictions on the payment of dividends under existing or future financing arrangements, changes in tax laws relating to corporate dividends, and deterioration in our financial condition or results of operations. Accordingly, our dividend policy may change at any time without notice, and our Board of Directors may determine to terminate payment of dividends, or reduce the amount or frequency of dividend payments, and we may not pay dividends at our historical rates or at all.

Item 1B.   **Unresolved Staff Comments**

We have no unresolved staff comments to report pursuant to this item.

Item 1C.   **Cybersecurity**

We maintain an information security program grounded in the HITRUST, NIST, and ISO frameworks to safeguard our information and systems and to support the security of third parties that create, receive, transmit, or have access to our information, or that are critical to our operations. Our controls are periodically reviewed and updated to address technological developments, evolving regulatory requirements, and operational needs, reflecting our ongoing focus on the confidentiality, integrity, and availability of our information assets.

During the fourth quarter of 2025, NRC obtained HITRUST i1 and AI Security certifications, including completion of the AI Risk Management Framework (RMF) Insight Report. These third-party assessments form part of the Company's cybersecurity risk management processes and are used, together with other industry standards, to inform the design of controls and to support ongoing evaluation of cybersecurity and data protection practices.

Risk management & strategy

Our information security program, including cybersecurity risk management, is integrated into our overall Enterprise Risk Management Program ("ERMP") framework. Our ERMP assesses strategic, operational, and environmental factors to identify key and emerging risks across the organization including cybersecurity risks. A key risk matrix is maintained to evaluate the potential impact of key risks and monitor the effectiveness of mitigation and controls. We, our customers, suppliers, and subcontractors face cybersecurity risks such as phishing, ransomware, zero-day exploits, malware attacks, and social engineering attacks. A cybersecurity incident impacting us or our subcontractors could materially adversely affect our performance and results of operations. For more information about the cybersecurity risks we face, see the factors set forth under the caption "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

Our cybersecurity risk management procedures encompass comprehensive administrative, technical, and physical security measures. Our Security Team meets, subscribes to intelligence sources, and actively participates in professional organizations to stay informed and have reliable access to the latest information on emerging threats and vulnerabilities. We utilize both internal tools and third-party resources to perform risk and vulnerability assessments, as well as penetration testing. This includes a comprehensive managed security service that operates 24/7, dedicated to scanning and analyzing potential threats. Our Contractors and Third Parties Policy require certain vendors to undergo annual reviews including security assessments and site visits. Additionally, our subcontractor agreements require that they report any security incidents. Risk assessment results and recommendations are documented in our risk register, reported, and closely monitored by our security team. Annually, we engage independent auditors to issue a System and Organization Control (SOC) 2 - Type II report based on their examination of our critical systems used to provide services to our customers for the suitability of design and operating effectiveness of controls.

Governance

The Board of Directors has the responsibility to oversee our enterprise risk management framework and associated policies and procedures. The Audit Committee of the Board has been assigned the responsibility to inquire of management, the independent accountants, and the internal auditor about significant risks and exposures, including risks and exposures relating to data privacy, information security, and cybersecurity, and assess the steps management has taken to minimize such risks and exposures; and to make recommendations to the Board, as and when appropriate, as to the scope, direction, investment levels, and execution of the our data privacy, information security, and cybersecurity initiatives.

Our Enterprise Risk Management Committee (ERMC), which includes certain associates with data privacy, information security, and cybersecurity experience, supports our Board of Directors in this oversight. The ERMC reports to the Audit Committee of the Board of Directors. The ERMC manages the ERMP and provides regular updates to the Audit Committee regarding our key risks and ERMP developments. Our Vice President of Privacy Compliance (VP of Privacy) also reports to the Audit Committee on a regular basis, providing an Information Security Report, which includes information such as our information system risk profile, our top risk challenges, and security initiatives and strategies. Additionally, the ERMC communicates emerging risks and the mitigation of those risks to the Audit Committee, among other things. Significant cybersecurity matters and strategic risk management decisions are elevated to the overall Board of Directors to enable oversight and guidance on critical cybersecurity issues.

Our VP Privacy is an ERMC member and has primary responsibility for our Information Security Program, including the maintenance and enforcement of our security policies, overseeing and executing the strategic plan for our data protection program, conducting organizational-wide training, advising our leadership team, and assisting in optimizing security measures, mitigating risks, fortifying defenses, and minimizing vulnerabilities. Additionally, the VP Privacy actively participates in project management duties and manages information security integration efforts, working closely with internal teams, vendors, subcontractors, and customers. Our VP Privacy has over twenty years of experience in cybersecurity, privacy, and compliance, with an eMBA and a master's in science in IT Security from the Rochester Institute of Technology, as well as several industry certifications. Prior to NRC Health, our VP Privacy was the CIO/CISO/CPO for the Rochester RHIO and Manager of Information Security and GRC with Excellus Health Plan.

Item 2.   Properties

Our headquarters is located in an owned office building in Lincoln, Nebraska, of which 62,000 square feet have been used for operations. Our credit facilities are secured by this property and our other assets. We are leasing 19,300 square feet of space in Lincoln, Nebraska for our mail survey processing operations that were previously housed at our headquarters.

Item 3.   Legal Proceedings

From time to time, we are involved in certain claims and litigation arising in the normal course of business. Management assesses the probability of loss for such contingencies and recognizes a liability when a loss is probable and estimable. For additional information, see Note 1, under the heading "Commitments and Contingencies," to our consolidated financial statements. Regardless of the final outcome, any legal proceedings, claims, inquiries, and investigations, however, can impose a significant burden on management and employees, may include costly defense and settlement costs, and could cause harm to our reputation and brand, and other factors.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5. **Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

We have one class of outstanding capital stock, which is our common stock, par value $.001 per share. Our common stock trades on the NASDAQ Global Select Market under the symbol "NRC".

Cash dividends in the aggregate amount of $11.8 million, $11.3 million, and $36.3 million were declared in 2025, 2024, and 2023 respectively. The payment and amount of future dividends, if any, is at the discretion of our Board of Directors and will depend on our future earnings, financial condition, general business conditions, alternative uses of our earnings and cash and other factors.

On February 28, 2026, there were approximately 10 shareholders of record and approximately 12,697 beneficial owners of our common stock.

In April 2025, our Board of Directors authorized the repurchase of 1.0 million shares of common stock (the "2025 Program"). All 1.0 million shares were repurchased under this authorization by September 30, 2025.

There were no repurchases of common stock during the three-month period ended December 31, 2025.

See Item 12 in Part III of this Annual Report on Form 10-K for certain information concerning shares of our common stock authorized for issuance under our equity compensation plans.

The following graph compares the cumulative 5-year total return provided shareholders on our common stock relative to the cumulative total returns of the NASDAQ Composite Index and the Russell 2000 Index. Because of the uniqueness of our markets and products and lack of publicly traded peers, we do not believe that a combination of peer issuers can be selected on an industry or line-of-business basis to provide a meaningful basis for comparing shareholder return. Accordingly, the Russell 2000 Index, which is comprised of issuers with generally similar market capitalizations to that of the Company, is included in the graph as permitted by applicable regulations. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on December 31, 2020, and our relative performance is tracked through December 31, 2025.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among National Research Corporation, the NASDAQ Composite Index
and the Russell 2000 Index

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Source: FactSet

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

	12/20	12/21	12/22	12/23	12/24	12/25
National Research Corporation Common Stock	100.00	98.17	90.11	98.77	44.95	49.49
NASDAQ Composite..	100.00	122.18	82.43	119.22	154.48	187.14
Russell 2000	100.00	114.82	91.35	106.82	119.14	134.40

Item 6. **[Reserved]**

Item 7.   <u>**Management's Discussion and Analysis of Financial Condition and Results of Operations**</u>

The following discussion and analysis provides a summary of significant factors relevant to our financial performance and condition. It should be read in conjunction with the consolidated financial statements and accompanying notes included in Part II, Item 8 of this Form 10-K. This section of this Form 10-K generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 are not included in this Form 10-K and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Overview

Our purpose is to humanize healthcare and support organizations in their understanding of each unique individual. Our commitment to Human Understanding® helps leading healthcare systems improve their operations through understanding each person they serve not as point-in-time insights, but as an ongoing relationship. Our end-to-end solutions enable our customers to understand what matters most to each person they serve – before, during, after, and beyond clinical encounters – to gain a longitudinal understanding of how life and health intersect, with the goal of developing lasting, trusting relationships. Our ability to measure what matters most and systematically capture, analyze, and deliver insights based on self-reported information from patients, families, and consumers is critical in today's healthcare market. We believe access to, analysis of, and acting on our extensive individual-driven information is increasingly valuable as healthcare providers need to better understand and engage the people they serve to create long-term relationships, build loyalty, and improve processes.

Our portfolio of subscription-based solutions provides actionable information and analysis to healthcare organizations across a range of mission-critical, constituent-related elements, including patient experience, service recovery, care transitions, employee engagement, reputation management, and brand loyalty. We partner with customers across the continuum of healthcare services and believe this cross-continuum positioning is a unique and an increasingly important capability as the evolving healthcare landscape drives its constituents towards a more collaborative and integrated service model.

Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. The following area is considered a critical accounting estimate because it involves significant judgments or assumptions, involves complex or uncertain matters or is susceptible to change, and the impact could be material to our financial condition or operating results:

●   Revenue recognition

Revenue Recognition

We derive a majority of our revenue from renewable subscription-based service agreements with our customers. We also derive revenue from fixed, non-subscription arrangements. Our revenue recognition policy requires management to estimate, among other factors, the future contract consideration we expect to receive under variable consideration subscription arrangements as well as future total estimated contract costs over the contract term with respect to fixed, non-subscription arrangements. If management made different judgments and estimates, then the amount and timing of revenue for any period could differ from the reported revenue. See Notes 1 and 3 to our consolidated financial statements for a description of our revenue recognition policies.

Recent Trends

Since the fourth quarter of 2024, Total Recurring Contact Value ("TRCV") has increased each quarter while revenue per associate and direct selling expenses have improved, giving us confidence about the Company's financial direction despite certain non-recurring severance and compensation expenses associated with management changes during 2024 and 2025.

Our GAAP revenue and operating margin declined since 2023 primarily due to lower new sales and retention rates prior to 2025, which stemmed from sales force changes and less robust product innovation from 2020 through early 2024 as well as the non-recurring costs mentioned above. TRCV, our leading indicator of revenue expectations, declined through the third quarter of 2024. During 2024 and 2025, we made significant changes in our senior management, developed and marketed innovative new products, acquired our rounding tool, and reconstituted a motivated sales force. We also implemented efficiency measures that have allowed us to enhance our customers' experience while lowering direct expenses and our total number of associates. With TRCV growing and a lower expense run rate, we expect revenue, operating margin, and operating cash flow to grow in 2026.

Key Financial Metrics and Results of Operations

The following table sets forth, for the periods indicated, selected financial information derived from our consolidated financial statements and the percentage change in such items versus the prior comparable period, as well as other key financial metrics. The discussion that follows the information should be read in conjunction with our consolidated financial statements.

	(In thousands, except percentages) Year Ended December 31,			Percentage Increase (Decrease)	
				2025 over	2024 over
	2025	2024	2023	2024	2023
Revenue	$ 137,390	$ 143,060	$ 148,580	(4)	(4)
Direct expenses	52,371	56,933	56,015	(8)	2
Selling, general, and administrative	54,805	44,911	46,621	22	(4)
Depreciation and amortization	7,624	6,022	5,899	27	2
Operating income	22,590	35,194	40,045	(36)	(12)
Total other expense	(4,745)	(2,504)	(83)	89	2,917
Provision for income taxes	6,245	7,907	8,991	(21)	(12)
Effective Tax Rate	35%	24%	22%	11	2
Operating Margin	16%	25%	27%	(9)	(2)
Total Recurring Contract Value	144,143	133,218	141,855	8	(6)
Cash provided by operating activities	26,450	34,625	38,113	(24)	(10)

Total Recurring Contact Value (TRCV). We view TRCV as a leading indicator of revenue expectations. TRCV increased in 2025 compared to 2024 primarily due to sales to new and existing customers, and to improved retention of contracts with existing customers. Our TRCV metric represents the amount of revenue projected to be recognized over the next 12 months from renewable contracts and is measured as of the most recent quarter end. TRCV assumes no upsells, downsells, price increases, or cancellations, unless we have been notified by a customer of any such change as of the relevant date. There is a lag between changes in TRCV (next twelve months) and revenue (trailing twelve months). Generally, if we are able to sustain growth in TRCV, we would expect revenue growth to follow within the next few quarters (and vice versa). However, intervening events may affect this general expectation.

Since December 31, 2025, the Company's TRCV has increased from $144.1 million to $152.0 million at March 4, 2026, representing an all-time high for this metric. This growth reflects continued progress in executing the Company's strategy to grow long-term, subscription-based relationships with large healthcare systems.

Revenue. Revenue in 2025 decreased compared to 2024 by $5.7 million. This was mainly from decreased recurring revenue in our existing customer base.

Direct expenses. Direct expenses consist primarily of salaries and employee benefits, employee travel and lodging, materials, contract labor, third party software subscription costs, hosted customer conferences, and other direct expenses associated with revenue. Personnel costs within direct expenses are associated with individuals that facilitate the product delivery, handle customer support calls or inquiries, provide thought leadership and conference support, manage the technology infrastructure for our applications, and develop software and products. Direct expenses represented 38% of revenue in 2025 and 40% of revenue in 2024. The decrease in expense beyond the decrease due to the reduction in revenue was due to a reduction in labor costs through operations automation and moving to a lower cost model for technology support and development.

Selling, general and administrative expenses. Selling, general, and administrative expenses consist of salaries and employee benefits, commission and amortization of deferred commission, stock-based compensation, employee travel and lodging, third party software subscription and platform costs, marketing costs, facility expenses, office expenses, fees for professional services, provision for credit losses, and other operational expenses. Personnel costs within selling, general, and administrative expenses are associated with our sales team, marketing personnel, and individuals associated with normal corporate functions including accounting, business development, human resources, administrative, internal information systems, and executive management. Selling, general, and administrative expenses increased $9.9 million primarily due to $6.6 million in bonuses related to our executive leadership transition, and $3.0 million in stock compensation related to new executive leadership compensation arrangements. Marketing expenses decreased by $2.4 million, which was offset by an increase in professional fees, technology expense, and bad debt expense.

Depreciation and amortization. Depreciation, amortization and impairment expenses increased in 2025 compared to the 2024 period due to the completion of our headquarters building renovations in June 2025.

Operating income and margin. Operating income and margin decreased in 2025 compared to 2024 due to the decline in revenue and the increased compensation expense related to our executive leadership transition.

Total other income (expense). Total other expense increased in the 2025 period compared to the 2024 period primarily due to higher interest expense due to a higher balance on the Delayed Draw Term Loan.

Provision for income taxes and effective tax rate. Provision for income taxes decreased in 2025 compared to 2024 primarily due to decreased taxable income, offset by an increase in the effective tax rate. The effective tax rate increased due to executive compensation exceeding Section 162(m) limits and state income taxes which fluctuate based on various apportionment factors. See Note 6, "Income Taxes," to our Consolidated Financial Statements contained in this report for additional information on the change in the effective tax rates.

Non-GAAP Financial Measures

In addition to consolidated GAAP financial measures, NRC Health reviews various non-GAAP financial measures that management believes to be important in the evaluation of its operating results and performance, including "Adjusted Net Income," "Adjusted Earnings per Share," "Adjusted EBITDA", and "Adjusted EBITDA Margin." NRC Health believes Adjusted Net Income, Adjusted Earnings per Share, Adjusted EBITDA, and Adjusted EBITDA Margin are helpful supplemental measures to assist management and investors in evaluating the Company's operating results as (i) they exclude certain items that are unusual in nature or whose fluctuation from period to period do not necessarily correspond to changes in the operations of NRC Health's business, and (ii) the exclusion of non-cash stock compensation is useful for investors applying certain valuation metrics and is consistent with the leverage ratio for our Credit Agreement.

We view Adjusted Net Income, Adjusted Earnings per Share, Adjusted EBITDA, and Adjusted EBITDA Margin as operating performance measures. As such, we believe the most directly comparable GAAP financial measures to Adjusted Net Income and Adjusted Earnings per Share are GAAP Net Income and GAAP Earnings per Share, respectively, and the most directly comparable GAAP financial measure to Adjusted EBITDA and Adjusted EBITDA Margin is GAAP Net Income and GAAP Net Income Margin.

Non-GAAP measures are supplemental financial measures of our performance and should not be considered substitutes for net income, earnings per share, or any other measure derived in accordance with GAAP. This information should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items or events being adjusted. In addition, other companies may use different measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP.

Adjusted Net Income and Adjusted Earnings per Share

We define Adjusted Net Income as net income adjusted to add back certain non-recurring executive compensation and non-cash stock compensation and the related tax. The following table presents a reconciliation of Adjusted Net Income to net income for each of the periods indicated (in thousands excluding earnings per share):

	Year ended December 31		
	2025	2024	2023
Net income	$ 11,600	$ 24,783	$ 30,971
Add back:			
Non-recurring executive compensation	6,640	-	-
Tax on non-recurring executive compensation	(468)	-	-
Non-cash stock compensation	3,312	284	935
Tax on stock compensation	(346)	(70)	(228)
Adjusted net income	$ 20,738	$ 24,997	$ 31,678
Earnings per share of common stock:			
Basic	$ 0.50	$ 1.05	$ 1.26
Diluted	$ 0.50	$ 1.04	$ 1.25
Adjusted earnings per share of common stock:			
Basic	$ 0.93	$ 1.05	$ 1.29
Diluted	$ 0.93	$ 1.05	$ 1.28
Weighted average shares and share equivalents outstanding:			
Basic	22,383	23,703	24,540
Diluted	22,396	23,743	24,673

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as net income before interest expense, taxes, depreciation, amortization, certain non-recurring executive compensation, and non-cash stock compensation items. The following table presents a reconciliation of Adjusted EBITDA to net income for each of the periods indicated (in thousands):

	Year ended December 31		
	2025	2024	2023
Net income	$ 11,600	$ 24,783	30,971
Add back:			
Depreciation and amortization	7,624	6,022	5,899
Interest expense	4,762	2,595	862
Income taxes	6,245	7,907	8,991
Non-recurring executive compensation	6,640	-	-
Non-cash stock compensation	3,312	284	935
Adjusted EBITDA	$ 40,183	$ 41,591	$ 47,658
Net income margin	8.4%	17.3%	20.8%
Adjusted EBITDA margin	29.2%	29.1%	32.1%

Liquidity and Capital Resources

Our business historically has generated significant cash for allocation in accordance with corporate priorities. Our Board of Directors has established priorities for capital allocation, which include funding of innovation and growth investments, including merger and acquisition activity as well as internal projects, and returning capital to shareholders through dividends and share repurchases.

As of December 31, 2025, our principal sources of liquidity included $4.1 million of cash and cash equivalents, up to $30 million of unused borrowings under our Revolving Loan and an additional $27.6 million on our Delayed Draw Term Loan.

Our cash flows from operating activities consist of net income adjusted for non-cash items including depreciation and amortization, deferred income taxes, share-based compensation and related taxes, reserve for uncertain tax positions, change in fair value of contingent consideration, amortization of debt issuance costs, loss on disposal of property and equipment, and the effect of working capital changes. Cash provided by operating activities decreased primarily due to decreased net income net of non-cash items, partially offset by working capital changes. Working capital changes mainly consisted of changes in deferred contract costs primarily due to the timing of commissions and incentives and related amortization and accrued wages and incentives.

See the Consolidated Statements of Cash Flows included in this report for the detail of our operating cash flows.

We had a working capital deficit of $16.4 million and $16.3 million on December 31, 2025, and December 31, 2024, respectively. Notwithstanding our working capital deficit on December 31, 2025, we believe that our existing sources of liquidity, including cash and cash equivalents, borrowing availability, and operating cash flows will be sufficient to meet our projected capital and debt maturity needs for the foreseeable future.

Cash used in investing activities primarily consisted of payments for the purchases of property and equipment including computer software and hardware, building improvements, and furniture and equipment.

Cash used in financing activities consisted of payments for borrowings under the Delayed Draw Term Loan and Revolving Loan. We also used cash to repurchase shares of our common stock for treasury, to pay dividends on common stock and for payment of payroll tax withholdings on options exercised. This was partially offset by cash provided from borrowings on the Revolving Loan and Delayed Draw Term loan.

Our material cash requirements include the following contractual and other obligations:

Dividends

Cash dividends in the aggregate amount of $11.8 million, $11.3 million, and $36.3 million were declared in 2025, 2024, and 2023, respectively. Dividends were paid from cash on hand and borrowings on our line of credit. The payment and amount of future dividends, if any, is at the discretion of our Board of Directors and will depend on our future earnings, financial condition, general business conditions, alternative uses of our earnings and cash and other factors. In the fourth quarter of 2025, our Board of Directors increased the quarterly cash dividend payable from 12 cents per share to 16 cents per share commencing with the dividend payable in January 2026.

Capital Expenditures

We paid cash of $10.7 million for capital expenditures in the year ended December 31, 2025. These expenditures consisted of building improvements, furniture and equipment, computer hardware, and costs related to software development for our Human Understanding® solutions.

Debt

In February 2025, we entered into a new credit agreement (the "Credit Agreement"), which includes (i) a $30.0 million revolving credit facility (the "Revolving Loan") and (ii) a $110.0 million delayed draw-down term facility (the "Delayed Draw Term Loan" and, together with the Revolving Loan, the "Credit Facilities"). The Delayed Draw Term Loan includes an accordion feature that, so long as no event of default exists or would exist after giving effect to such increase, allows us to request an increase in the Delayed Draw Term Loan of up to the lesser of (x) $25.0 million and (y) our EBITDA as of the preceding four fiscal quarters, exercisable in increments of $10.0 million (or the remaining available amount of the accordion, if less). We may use the Delayed Draw Term Loan to fund permitted future business acquisitions, repurchases of our common stock, capital expenditures, or payment of dividends and the Revolving Loan to fund ongoing working capital needs and for other general corporate purposes.

Interest accrues and is payable monthly at a floating rate equal to the one-month Term SOFR plus a percentage per annum determined by our cash flow leverage ratio, ranging from 2.25% to 2.75% (6.22% at December 31, 2025).

The outstanding balance on the Delayed Draw Term Loan was $79.4 million at December 31, 2025. Principal amounts outstanding under the Delayed Draw Term Loan are due and payable monthly during the term of the Delayed Draw Term Loan, in equal monthly installments to amortize the aggregate outstanding principal balance by (i) 5% during each of the first three years and (ii) 7.5% during each of the fourth and fifth years following the date of such loan. All outstanding principal and interest on the Delayed Draw Term Loan are due and payable in full at the maturity date, February 6, 2030. We had the availability to borrow an additional $27.6 million on the Delayed Draw Term Loan at December 31, 2025, excluding the accordion feature.

Principal amounts outstanding under the Revolving Loan are due and payable in full at maturity at February 6, 2028. As of December 31, 2025, we had no borrowings outstanding and the availability to borrow $30.0 million on the Revolving Loan. Our weighted average short-term borrowings for the years ended December 31, 2025, and 2024, were $3.1 million and $8.5 million, respectively. The weighted average interest rate on short-term borrowings during the years ended December 31, 2025, and 2024 was 6.63% and 7.52%, respectively.

We are obligated to pay ongoing unused commitment fees quarterly in arrears at a percentage per annum determined by our cash flow leverage ratio, ranging from 0.15% to 0.30%, based on the actual daily unused portions of the Revolving Loan and the Delayed Draw Term Loan, respectively.

The Credit Agreement is collateralized by substantially all of our assets, subject to permitted liens and other agreed exceptions, and contains customary representations, warranties, affirmative and negative covenants (including financial covenants), and events of default. The negative covenants include, among other things, restrictions regarding the incurrence of indebtedness and liens, repurchases of our common stock, and acquisitions, subject in each case to certain exceptions. Pursuant to the Credit Agreement, we are required to maintain a minimum fixed charge coverage ratio of 1.10x and a cash flow leverage ratio of 3.50x or less for all testing periods throughout the term of the Credit Facilities. As of December 31, 2025, we were in compliance with our financial covenants.

Leases

We have lease arrangements for certain computer, office, printing and inserting equipment, and office and data center space. As of December 31, 2025, we had fixed lease payments of $505,000 and $10,000 for operating and finance leases, respectively payable within 12 months. A summary of our operating and finance lease obligations as of December 31, 2025, can be found in Note 9, "Leases", to the Consolidated Financial Statements contained in this report.

Taxes

The liability for gross unrecognized tax benefits related to uncertain tax positions was $2.4 million as of December 31, 2025. See Note 6, "Income Taxes," to the Consolidated Financial Statements contained in this report for income tax related information.

Purchase Commitments

We generally do not make unconditional, non-cancelable purchase commitments. We enter into purchase orders in the normal course of business, but these purchase obligations do not exceed one year.

Stock Repurchase Program

In May 2022, our Board of Directors approved a stock repurchase program authorizing the repurchase of up to 2,500,000 shares of common stock (the "2022 Program"). During 2025, we repurchased 307,709 shares of our common stock for an aggregate purchase price of $5 million under the 2022 Program, and no shares remained available for purchase under the 2022 Program as of December 31, 2025.

In April 2025, our Board of Directors approved an additional stock repurchase program authorizing the repurchase of up to 1,000,000 shares of common stock (the "2025 Program"). During 2025, we repurchased 1,000,000 shares of our common stock for an aggregate purchase price of $15 million under the 2025 Program, and no shares remained available for purchase under the 2025 Program as of December 31, 2025.

Recent Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements, which is incorporated herein by reference.

Item 7A.   <u>**Quantitative and Qualitative Disclosure About Market Risk**</u>

Our primary market risk exposure is interest rate risk. Our future income, cash flows, and fair values of financial instruments are impacted by changes in market interest rates. We have not purchased or used any derivative instruments or entered any hedging transactions. We are exposed to interest rate risk with our variable rate Delayed Draw Term Loan and Revolving Loan.

Borrowings under our Delayed Draw Term Loan and Revolving Loan, if any, bear interest at a floating rate equal to the one-month SOFR plus a percentage per annum determined by our cash flow leverage ratio, ranging from 2.25% to 2.75%. Interest rate changes for borrowings under our Delayed Draw Term Loan and Revolving Loan do not affect the fair value of the related debt but affect future earnings and cash flows. Borrowings under the Delayed Draw Term Loan and Revolving Loan may not exceed $110 million, excluding the accordion feature, and $30.0 million, respectively. We had $79.4 million of borrowings outstanding under the Delayed Draw Term Note and no borrowings outstanding on our Revolving Loan at December 31, 2025. The change in interest expense resulting from a hypothetical change of 100 basis points of the benchmark index rate applied to the maximum borrowings available under the Revolving Loan and the balance outstanding under the Delayed Draw Term Loan at December 31, 2025, would increase or decrease future earnings and cash flows by approximately $0.8 million annually.

Item 8.   <u>**Financial Statements and Supplementary Data**</u>

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
National Research Corporation:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of National Research Corporation and subsidiary (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over new and modified subscription-based service agreement terms

As discussed in Notes 1 and 3 to the consolidated financial statements, revenue consists of service arrangement contracts with customers that can include more than one separately identifiable performance obligation. The Company's revenue for the year ended December 31, 2025 included $125.6 million for subscription-based service agreements, a portion of which was revenue from new and modified subscription-based service agreements, that was recognized ratably over the subscription period and which agreements are renewable at the option of the customer. Subscription-based service agreements represent a single promise to stand ready to provide reporting, tools and services throughout the subscription period.

We identified the evaluation of the sufficiency of audit evidence over the key terms within new and modified subscription-based service agreements as a critical audit matter. Specifically, the nature and extent of procedures performed over the key terms within the new and modified subscription-based service agreements required subjective auditor judgment as recognition of revenue by the Company is dependent on the accuracy of the key terms within the related information technology (IT) application used to calculate revenue. The key terms within the new and modified subscription-based service agreements included the description of service, transaction price, renewal price and contract term.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the accuracy of key terms within the IT application, including the identification of key terms. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's subscription-based service revenue process, including controls related to the key terms within the new and modified subscription-based service agreements. We also tested certain internal controls over the accurate input of the underlying key terms of the subscription-based service agreement into the related IT application. We performed a software-assisted data analysis to test relationships among certain revenue transactions. In addition, for a sample of revenue transactions, we compared the key terms used in the revenue calculation to the underlying contract with the customer. We evaluated the sufficiency of audit evidence obtained over the key terms within new and modified subscription-based service agreements by assessing the results of procedures performed, including the appropriateness of the nature and extent of audit effort.

/s/ KPMG LLP

We have served as the Company's auditor since 1997.

Omaha, Nebraska
March 5, 2026

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

		2025		2024
Assets				
Current assets:				
Cash and cash equivalents	$	4,139	$	4,233
Trade accounts receivable, less allowance for doubtful accounts of $80 and $40, respectively		11,108		11,054
Prepaid expenses		3,914		3,480
Income taxes receivable		528		141
Other current assets		520		692
Total current assets		20,209		19,600
Net property and equipment		40,474		38,269
Intangible assets, net		2,227		2,616
Goodwill		66,152		66,152
Deferred contract costs, net		2,498		1,562
Other noncurrent assets		3,318		4,340
Total assets	$	134,878	$	132,539
Liabilities and Shareholders' Equity				
Current liabilities:				
Current portion of notes payable, net of unamortized debt issuance costs	$	4,014	$	4,789
Accounts payable		1,169		1,194
Accrued wages and bonuses		7,218		4,774
Accrued expenses		2,897		5,091
Dividends payable		3,625		2,770
Deferred revenue		16,201		15,786
Income Taxes Payable		550		353
Other current liabilities		946		1,101
Total current liabilities		36,620		35,858
Notes payable, net of current portion and unamortized debt issuance costs		75,021		57,895
Deferred income taxes		5,984		3,531
Other long-term liabilities		3,263		3,971
Total liabilities		120,888		101,255
Shareholders' equity:				
Preferred stock, $0.01 par value, authorized 2,000,000 shares, none issued		—		—
Common stock, $0.001 par value; authorized 110,000,000 shares, issued 31,966,504 in 2025 and 31,072,144 in 2024, outstanding 22,637,252 in 2025 and 23,083,116 in 2024		32		31
Additional paid-in capital		183,880		180,249
Accumulated deficit		(17,298)		(17,064)
Treasury stock, 9,329,252 and 7,989,028 Common shares in 2025 and 2024, respectively, at cost		(152,624)		(131,932)
Total shareholders' equity		13,990		31,284
Total liabilities and shareholders' equity	$	134,878	$	132,539

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share amounts)

	2025	2024	2023
Revenue	$ 137,390	$ 143,060	$ 148,580
Operating expenses:			
Direct	52,371	56,933	56,015
Selling, general and administrative	54,805	44,911	46,621
Depreciation and amortization	7,624	6,022	5,899
Total operating expenses	114,800	107,866	108,535
Operating income	22,590	35,194	40,045
Other income (expense):			
Interest income	111	125	820
Interest expense	(4,761)	(2,595)	(862)
Other, net	(95)	(34)	(41)
Total other income (expense)	(4,745)	(2,504)	(83)
Income before income taxes	17,845	32,690	39,962
Provision for income taxes	6,245	7,907	8,991
Net income	$ 11,600	$ 24,783	$ 30,971
Earnings per share of common stock:			
Basic earnings per share	$ .50	$ 1.05	$ 1.26
Diluted earnings per share	$ .50	$ 1.04	$ 1.25
Weighted average shares and share equivalents outstanding			
Basic	22,383	23,703	24,540
Diluted	22,396	23,743	24,673

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands except share and per share amounts)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Total
Balances at December 31, 2022	$ 31	$ 175,453	$ (25,184)	$ (78,267)	$ 72,033
Purchase of 489,024 shares treasury stock	—	—	—	(20,492)	(20,492)
Issuance of 87,378 common shares for the exercise of stock options	—	1,825	—	—	1,825
Non-cash stock compensation expense	—	935	—	—	935
Dividends declared of $1.48 per common share	—	—	(36,317)	—	(36,317)
Net income	—	—	30,971	—	30,971
Balances at December 31, 2023	$ 31	$ 178,213	$ (30,530)	$ (98,759)	$ 48,955
Purchase of 1,205,996 shares treasury stock	—	—	—	(33,173)	(33,173)
Issuance of 75,283 common shares for the exercise of stock options	—	1,752	—	—	1,752
Non-cash stock compensation expense	—	284	—	—	284
Dividends declared of $0.48 per common share	—	—	(11,317)	—	(11,317)
Net income	—	—	24,783	—	24,783
Balances at December 31, 2024	$ 31	$ 180,249	$ (17,064)	$ (131,932)	$ 31,284
Purchase of 1,340,224 shares treasury stock	—	—	—	(20,692)	(20,692)
Issuance of 22,360 common shares for the exercise of stock options	—	320	—	—	320
Issuance of 872,000 shares of nonvested stock	1	(1)			—
Non-cash stock compensation expense	—	3,312	—	—	3,312
Dividends declared of $0.52 per common share	—	—	(11,834)	—	(11,834)
Net income	—	—	11,600	—	11,600
Balances at December 31, 2025	$ 32	$ 183,880	$ (17,298)	$ (152,624)	$ 13,990

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 11,600	$ 24,783	$ 30,971
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,624	6,022	5,899
Deferred income taxes	2,453	(664)	(1,121)
Reserve for uncertain tax positions	174	258	404
Loss on disposal of property and equipment	61	17	—
Non-cash share-based compensation expense	3,312	284	935
Change in fair value of contingent consideration	141	83	—
Loss on extinguishment of debt	67	—	—
Amortization of debt issuance costs	102	28	39
Change in assets and liabilities:			
Trade accounts receivable	(53)	1,757	2,084
Prepaid expenses and other current and long-term assets	24	1,749	(1,767)
Operating lease assets and liability, net	(41)	(23)	(127)
Deferred contract costs, net	(936)	(109)	988
Accounts payable	170	(108)	184
Accrued expenses, wages, and bonuses	1,670	174	(807)
Income taxes receivable and payable	(191)	155	795
Deferred revenue	273	219	(364)
Net cash provided by operating activities	26,450	34,625	38,113
Cash flows from investing activities:			
Capital expenditures	(10,706)	(15,448)	(15,779)
Acquisition consideration, net of cash acquired	—	(4,833)	—
Proceeds from the sale of property and equipment	—	—	1
Net cash used in investing activities	(10,706)	(20,281)	(15,778)
Cash flows from financing activities:			
Payments on notes payable	(31,424)	(5,986)	(4,528)
Payment of debt issuance costs	(134)	(42)	(8)
Borrowings on notes payable	47,681	32,000	19,000
Borrowings on revolving loan	37,000	49,500	15,000
Payments on revolving loan	(37,003)	(49,500)	(15,000)
Payments on finance lease obligations	(9)	(21)	(290)
Proceeds from the exercise of stock options	132	—	584
Payment of payroll tax withholdings on share-based awards exercised	(407)	(317)	—
Payment of acquisition contingent consideration	(516)	—	—
Repurchase of shares for treasury	(20,180)	(30,945)	(19,099)
Payment of dividends on common stock	(10,978)	(11,453)	(36,366)
Net cash used in financing activities	(15,838)	(16,764)	(40,707)
Effect of exchange rate changes on cash	—	—	(1)
Net decrease in cash and cash equivalents	(94)	(2,420)	(18,373)
Cash and cash equivalents at beginning of period	4,233	6,653	25,026
Cash and cash equivalents at end of period	$ 4,139	$ 4,233	$ 6,653

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
(In thousands)

	2025	2024	2023
Supplemental disclosure of cash paid for:			
Interest expense, net of capitalized amounts	$ 4,485	$ 2,440	$ 803
Income taxes		$ 8,225	$ 8,932
Income taxes (Federal)	$ 2,400		
Income taxes (State and local)	$ 1,406		
Supplemental disclosure of non-cash investing and financing activities:			
Purchase of property and equipment in accounts payable and accrued expenses	$ 347	$ 1,552	$ 2,066
Stock tendered to the Company for cashless exercise of stock options in connection with equity incentive plans	$ 188	$ 1,752	$ 1,241
Repurchase of shares for treasury in accounts payable and accrued expenses	$ 228	$ 311	$ 152
New debt issued to existing lender	$ 34,396	$ —	$ —
Debt extinguished using proceeds from new debt	$ 62,076	$ —	$ —
Noncash borrowings on long-term debt for accrued interest and debt issuance costs	$ 351	$ —	$ —
Contingent consideration recorded in connection with acquisition	$ —	$ 776	$ —

In 2025, material state jurisdictions that are equal to or greater than 5% of the total cash paid for taxes (in thousands) included California.

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

National Research Corporation, doing business as NRC Health ("NRC Health," the "Company," "we," "our," "us" or similar terms), has led the charge to humanize healthcare and support organizations in their understanding of each unique individual. NRC Health's commitment to Human Understanding® helps leading healthcare systems improve their operations through understanding each person they serve not as point-in-time insights, but as an ongoing relationship. Guided by its uniquely empathic heritage, NRC Health's patient-focused approach, unmatched market and consumer preferences research, and action-oriented enablement solutions are transforming the healthcare experience, leading to strong outcomes for patients and entire healthcare systems.

Our portfolio of subscription-based solutions provides actionable information, analysis, and workflow enablement tools to healthcare organizations across a range of mission-critical, constituent-related elements, including patient experience, service recovery, care transitions, employee engagement, reputation management, rounding, and brand loyalty. We partner with customers across the continuum of healthcare services and believe this cross-continuum positioning is a unique and an increasingly important capability as the evolving healthcare landscape drives its constituents towards a more collaborative and integrated service model. We believe access to, analysis of, and acting on our extensive individual-driven information is increasingly valuable as healthcare providers need to better understand and engage the people they serve to create long-term relationships, build loyalty, and improve processes.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and our wholly-owned subsidiary, National Research Corporation Canada, until it was dissolved in August 2024. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

We derive a majority of our revenues from our annually renewable subscription-based service agreements with our customers, which include performance measurement and improvement services, healthcare analytics, and governance education services. See Note 3 for further information about our contracts with customers. We account for revenue using the following steps:

- Identify the contract, or contracts, with a customer;
- Identify the performance obligations in the contract;
- Determine the transaction price;
- Allocate the transaction price to the identified performance obligations; and
- Recognize revenue when, or as, we satisfy the performance obligations.

Our revenue arrangements with a customer may include combinations of more than one service offering which may be executed at the same time, or within close proximity of one another. We combine contracts with the same customer into a single contract for accounting purposes when the contract is entered into at or near the same time and the contracts are negotiated together. For contracts that contain more than one separately identifiable performance obligation, the total transaction price is allocated to the identified performance obligations based upon the relative stand-alone selling prices of the performance obligations. The stand-alone selling prices are based on an observable price for services sold to other comparable customers, when available, or an estimated selling price using a cost-plus margin or residual approach. We estimate the amount of total contract consideration we expect to receive for variable arrangements based on the most likely amount we expect to earn from the arrangement based on the expected quantities of services we expect to provide and the contractual pricing based on those quantities. We only include some or a portion of variable consideration in the transaction price when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. We consider the sensitivity of the estimate, our relationship and experience with the customer and variable services being performed, the range of possible revenue amounts and the magnitude of the variable consideration to the overall arrangement. Our revenue arrangements do not contain any significant financing element due to the contract terms and the timing between when consideration is received and when the service is provided.

Our arrangements with customers consist principally of four different types of arrangements: 1) subscription-based service agreements; 2) one-time specified services performed at a single point in time; 3) fixed, non-subscription service agreements; and 4) unit-priced service agreements.

Subscription-based services – Services that are provided under subscription-based service agreements are a single promise to stand ready to provide reporting, tools, and services throughout the subscription period as requested by the customer. These agreements are renewable at the option of the customer at the completion of the initial contract term, which spans anywhere from one to three years or more in length. These agreements represent a series of distinct monthly services that are substantially the same, with the same pattern of transfer to the customer as the customer receives and consumes the benefits throughout the contract period. Accordingly, subscription services are recognized ratably over the subscription period. Subscription services are typically billed either annually or quarterly in advance but may also be billed on a monthly basis.

One-time services – These agreements typically require us to perform a specific one-time service in a particular month. We are entitled to a fixed payment upon completion of the service. Under these arrangements, we recognize revenue at the point in time we complete the service and it is accepted by the customer.

Fixed, non-subscription services – These arrangements typically require us to perform an unspecified amount of services for a fixed price during a fixed period of time. Revenues are recognized over time based upon the costs incurred to date in relation to the total estimated contract costs. In determining cost estimates, management uses historical and forecasted cost information, which is based on estimated volumes, external and internal costs, and other factors necessary in estimating the total costs over the term of the contract. Changes in estimates are accounted for using a cumulative catch-up adjustment which could impact the amount and timing of revenue for any period.

Unit-price services – These arrangements typically require us to perform certain services on a periodic basis as requested by the customer for a per-unit amount which is typically billed in the month following the performance of the service. Revenue under these arrangements is recognized over the time the services are performed at the per-unit amount.

Revenue is presented net of any sales tax charged to our customers that we are required to remit to taxing authorities. We recognize contract assets or unbilled receivables related to revenue recognized for services completed but not invoiced to the customers. Unbilled receivables are classified as receivables when we have an unconditional right to contract consideration. A contract liability is recognized as deferred revenue when we invoice customers in advance of performing the related services under the terms of a contract. Deferred revenue is recognized as revenue when we have satisfied the related performance obligation.

Deferred Contract Costs

Deferred contract costs, net is stated at gross deferred costs less accumulated amortization. We defer commissions and incentives, including payroll taxes, if they are incremental and recoverable costs of obtaining a customer contract with terms more than one year, including possible renewals. Deferred contract costs are amortized over the estimated term of the contract, including renewals, which generally ranges from three to five years. The contract term was estimated by considering factors such as historical customer attrition rates and product life. The amortization period is adjusted for significant changes in the estimated remaining term of a contract. An impairment of deferred contract costs is recognized when the unamortized balance of deferred contract costs exceeds the remaining amount of consideration we expect to receive net of the expected future costs directly related to providing those services. We have elected the practical expedient to expense contract costs when incurred for any nonrenewable contracts with a term of one year or less. We deferred incremental costs of obtaining a contract of $2.1 million, $1.2 million, and $395,000 in the years ended December 31, 2025, 2024, and 2023, respectively. Deferred contract costs, net of accumulated amortization, was $2.5 million and $1.6 million at December 31, 2025, and 2024, respectively. Total amortization by expense classification for the years ended December 31, 2025, 2024, and 2023, was as follows:

	2025	2024	2023
	(In thousands)		
Direct expenses	$ 210	$ 187	$ 181
Selling, general and administrative expenses	$ 981	$ 864	$ 1,161
Total amortization	$ 1,191	$ 1,051	$ 1,342

Impairment of deferred contract costs due to lost customers were $7,000, $57,000, and $41,000 for the years ended December 31, 2025, 2024, and 2023, respectively.

Trade Accounts Receivable

The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable, determined based on our historical write-off experience, current economic conditions, and reasonable and supportable forecasts about the future. We review the allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

The following table provides the activity in the allowance for doubtful accounts for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	Balance at Beginning of Period	Bad Debt Expense (Benefit)	Write-offs	Recoveries	Balance at End of Period
Year Ended December 31, 2023	$ 65	$ 99	$ 99	$ 10	$ 75
Year Ended December 31, 2024	$ 75	$ (76)	$ 10	$ 51	$ 40
Year Ended December 31, 2025	$ 40	$ 216	$ 177	$ 1	$ 80

Property and Equipment

Property and equipment is stated at cost. Major expenditures to purchase property or to substantially increase useful lives of property are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

We capitalize certain costs incurred in connection with obtaining or developing internal-use software, including payroll and payroll-related costs for employees who are directly associated with the internal-use software projects and external direct costs of materials and services. Capitalization of such costs ceases when the project is substantially complete and ready for its intended purpose. Costs incurred during the preliminary project and post-implementation stages, as well as software maintenance and training costs, are expensed as incurred. We capitalized approximately $2.8 million, $3.7 million, and $4.3 million of costs incurred for the development of internal-use software for the years ended December 31, 2025, 2024, and 2023, respectively.

When a purchased software license is included in a cloud computing arrangement and we have the legal right, ability, and feasibility to download the software, it is accounted for as software, included in property and equipment, and amortized. If a purchased software license is not included or we do not have the ability or feasibility to download the software included in a cloud computing arrangement, it is accounted for as a service contract, which is expensed to direct expenses or selling, general and administrative expenses during the service period.

We provide for depreciation and amortization of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives. We use the straight-line method of depreciation and amortization over estimated useful lives of two to ten years for furniture and equipment, three to five years for computer equipment, one to five years for capitalized internal-use software, and seven to forty years for our office building and related improvements. Purchased software licenses are amortized over the term of the license.

Impairment of Long-Lived Assets and Amortizing Intangible Assets

Long-lived assets, including property and equipment and purchased intangible assets subject to depreciation or amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. No significant impairments were recorded during the years ended December 31, 2025, 2024, or 2023.

Among others, management believes the following circumstances are important indicators of potential impairment of such assets and as a result may trigger an impairment review:

- Significant underperformance in comparison to historical or projected operating results;
- Significant changes in the manner or use of acquired assets or our overall strategy;
- Significant negative trends in our industry or the overall economy;
- A significant decline in the market price for our common stock for a sustained period; and
- Our market capitalization falling below the book value of our net assets.

Goodwill and Intangible Assets

Intangible assets include customer relationships, trade names, technology, and goodwill. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We review intangible assets with indefinite lives for impairment annually as of October 1 and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

When performing the impairment assessment, we will first assess qualitative factors to determine whether it is necessary to determine the fair value of the intangible assets with indefinite lives. If we believe, as a result of the qualitative assessment, that it is more likely than not that the fair value of an indefinite-lived intangible is less than its carrying amount, we calculate the fair value using a market or income approach. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, then the intangible asset is written-down to its fair value. We did not recognize any impairments related to indefinite-lived intangibles during 2025, 2024, or 2023.

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. All of our goodwill is allocated to our reporting unit, which is the same as our operating segment. Goodwill is reviewed for impairment at least annually, as of October 1, and whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable.

We review goodwill for impairment by first assessing qualitative factors to determine whether any impairment may exist. If we believe, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative analysis will be performed, and the fair value of the reporting unit is compared with its carrying value (including goodwill). If the carrying value of the reporting unit exceeds the fair value, then goodwill is written down by this difference. We performed a qualitative analysis as of October 1, 2025, and determined the fair value of our reporting unit likely exceeded the carrying value. No impairments were recorded during the years ended December 31, 2025, 2024, or 2023.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under that method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances, if any, are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. We use the deferral method of accounting for our investment tax credits related to state tax incentives. During the years ended December 31, 2025, 2024, and 2023, we recorded income tax benefits relating to these tax credits of $0, $10,000, and $2,000, respectively. Interest and penalties related to income taxes are included in income taxes in the Consolidated Statements of Income.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Share-Based Compensation

All of our existing stock option awards and non-vested stock awards have been determined to be equity-classified awards. The compensation expense on share-based payments is recognized based on the grant-date fair value of those awards. We recognize the excess tax benefits and tax deficiencies in the income statement when options are exercised. Amounts recognized in the financial statements with respect to these plans are as follows (in thousands):

	2025	2024	2023
Amounts charged against income, before income tax benefit	$ 3,312	$ 284	$ 935
Amount of related income tax benefit	(282)	(268)	(617)
Net expense to net income..	$ 3,030	$ 16	$ 318

We refer to our restricted stock awards as "non-vested" stock in these consolidated financial statements. References to non-vested stock include incentive stock awards that vested on the grant date but which remain subject to transfer restrictions and a repurchase right for de minimis consideration in favor of the Company.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents were $4.1 million and $4.2 million as of December 31, 2025, and 2024, respectively, consisting primarily of money market accounts. At certain times, cash equivalent balances may exceed federally insured limits.

Leases

We determine whether a lease is included in an agreement at inception. We recognize a lease liability and a right-of-use ("ROU") asset on the balance sheet for our operating leases under which we are lessee. Operating lease ROU assets are included in operating lease right-of-use assets in our consolidated balance sheet. Finance lease assets are included in property and equipment. Operating and finance lease liabilities are included in other current liabilities and other long-term liabilities. Certain lease arrangements may include options to extend or terminate the lease. We include these provisions in the ROU asset and lease liabilities only when it is reasonably certain that we will exercise that option. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term and is included in direct expenses and selling, general and administrative expenses. Our lease agreements do not contain any residual value guarantees.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments during the lease term. ROU assets and lease liabilities are recorded at lease commencement based on the estimated present value of lease payments. Because the rate of interest implicit in each lease is not readily determinable, we use our estimated incremental collateralized borrowing rate at lease commencement, to calculate the present value of lease payments. When determining the appropriate incremental borrowing rate, we consider our available credit facilities, recently issued debt, and public interest rate information.

Due to remote working arrangements, we reassessed our office needs and subleased our Seattle location under an agreement considered to be an operating lease beginning in May 2021. We had not been legally released from our primary obligations under the original lease and therefore we continued to account for the original lease separately until the lease terminated on August 30, 2025. Rent income from the sublessee is included in the statement of operations on a straight-line basis as an offset to rent expense associated with the original operating lease included in other expenses. There were no ROU asset impairment charges in 2025, 2024, or 2023.

Fair Value Measurements

Our valuation techniques are based on maximizing observable inputs and minimizing the use of unobservable inputs when measuring fair value. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions. The inputs are then classified into the following hierarchy: (1) Level 1 Inputs—quoted prices in active markets for identical assets and liabilities; (2) Level 2 Inputs—observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar or identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; (3) Level 3 Inputs—unobservable inputs.

The following details our financial assets and liabilities measured at fair value on a recurring basis within the fair value hierarchy (in thousands):

	Level 1	Level 2	Level 3	Total
As of December 31, 2025				
Financial Assets:				
Money Market Funds	$ 4,114	$ -	$ -	$ 4,114
Total Cash Equivalents	$ 4,114	$ -	$ -	$ 4,114
Financial Liabilities:				
Contingent Consideration Liability, included in other current liabilities	$ -	$ -	$ 484	$ 484
As of December 31, 2024				
Financial Assets:				
Money Market Funds	$ 4,199	$ -	$ -	$ 4,199
Total Cash Equivalents	$ 4,199	$ -	$ -	$ 4,199
Financial Liabilities:				
Contingent Consideration Liability, included in other current liabilities and other long-term liabilities	$ -	$ -	$ 859	$ 859

There were no transfers between levels during the years ended December 31, 2025, and 2024.

Our contingent consideration liability relates to potential future payments to the former owners of Nobl Health ("Nobl"), which was acquired in the third quarter of 2024. The potential future payments are contingent upon the achievement of certain customer contract metrics. Contingent consideration was recognized at the date of acquisition and is remeasured at each reporting date at its estimated fair value. The remeasured fair value could differ materially from the initial estimates and uses significant unobservable inputs classified as Level 3 inputs. We measured fair value using a discounted cash flow model based on the present value of expected future payments, which considers the likelihood of meeting contract thresholds at future payment dates. Significant increases or decreases to any of the inputs in isolation could result in a significantly higher or lower liability. The change to the contingent consideration liability from the acquisition date, at each reporting date and the final amount paid, which is capped at $1.0 million, were recognized in earnings. The measurement period for the contingent consideration arrangement was completed as of December 31, 2025, and the remaining liability was settled in January 2026.

The following summarizes the changes in the fair value of our contingent consideration liability for the years ended December 31, 2025, and 2024 (in thousands):

	2025	2024
Contingent consideration liability, beginning of year	$ 859	$ -
Recorded in connection with acquisition	-	776
Increase to fair value included in selling, general and administrative expenses	141	83
Payments made	(516)	-
Contingent consideration liability, end of year	$ 484	$ 859

Our long-term debt described in Note 7 is recorded at amortized cost. The fair value of our variable rate long-term debt is believed to approximate the carrying value because we believe the current rate reasonably estimates the current market rate for our debt. The fair value of the debt is considered a Level 1 estimate within the fair value hierarchy.

The carrying amounts of accounts receivable, accounts payable, and accrued expenses approximate their fair value. All non-financial assets that are not recognized or disclosed at fair value in the financial statements on a recurring basis, which includes ROU assets, property and equipment, goodwill, intangibles, and cost method investments, are measured at fair value in certain circumstances (for example, when there is evidence of impairment). As of December 31, 2025, and 2024, there was no indication of impairment related to these assets.

Equity Investments

We make equity investments to promote business and strategic objectives. For investments that do not have a readily determinable fair value, we apply the measurement alternative and carry such investments at cost, less impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Equity investments are periodically analyzed to determine whether indicators of impairment exist and are written down to fair value if an impairment is determined to be other than temporary. These investments are included in non-current assets on the consolidated balance sheets.

Commitments and Contingencies

From time to time, we are involved in certain claims and litigation arising in the normal course of business. Management assesses the probability of loss for such contingencies and recognizes a liability when a loss is probable and estimable. Legal fees, net of estimated insurance recoveries, are expensed as incurred. We do not believe the final disposition of claims at December 31, 2025 will have a material adverse effect on our consolidated financial position, results of operations or liquidity.

We are self-insured for group medical and dental insurance. We carry excess loss coverage in the amount of $150,000 per covered person per year for group medical insurance. We do not self-insure for any other types of losses and therefore do not carry any additional excess loss insurance. In addition, we had aggregate claims loss coverage with a minimum aggregate deductible of $5.8 million, $5.5 million, and $5.4 million, in 2025, 2024, and 2023, respectively. We record a reserve for our group medical and dental insurance for all unresolved claims and for an estimate of incurred but not reported ("IBNR") claims. On a quarterly basis, we adjust our accrual based on a review of our claims experience and a third-party actuarial IBNR analysis. As of December 31, 2025, and 2024, our accrual related to self-insurance was $466,000 and $364,000, respectively.

Earnings Per Share

Basic net income per share was computed using the weighted-average number of common shares outstanding during the period.

Diluted net income per share was computed using the weighted-average number of common shares and, if dilutive, the potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and vesting of restricted stock. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method.

We had 405,790, 401,489, and 263,909 options of common stock for the years ended December 31, 2025, 2024, and 2023, respectively, which have been excluded from the diluted net income per share computation because their inclusion would be anti-dilutive. Performance-based stock option awards have not been included in the computation since the conditions have not been met.

The following table reconciles income and shares used to compute basic and diluted earnings per share:

	2025	2024	2023
	(In thousands, except per share data)		
Numerator for net income per share – basic:			
Net income	$ 11,600	$ 24,783	$ 30,971
Allocation of distributed and undistributed income to unvested restricted stock shareholders	(308)	(2)	(8)
Net income attributable to common shareholders	$ 11,292	$ 24,781	$ 30,963
Denominator for net income per share – basic:			
Weighted average common shares outstanding – basic	22,383	23,703	24,540
Net income per share – basic	$ .50	$ 1.05	$ 1.26
Numerator for net income per share – diluted:			
Net income attributable to common shareholders for basic computation	$ 11,292	$ 24,781	$ 30,963
Denominator for net income per share – diluted:			
Weighted average common shares outstanding – basic	22,383	23,703	24,540
Weighted average effect of dilutive securities – stock options	13	40	133
Denominator for diluted earnings per share – adjusted weighted average shares	22,396	23,743	24,673
Net income per share – diluted	$ .50	$ 1.04	$ 1.25

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU enhances the transparency and decision usefulness of income tax disclosures by requiring, among other things, additional disaggregation of the effective tax rate reconciliation, income taxes paid by jurisdiction, and pretax income and income tax expense between domestic and foreign sources. The ASU also removes certain existing income tax disclosure requirements.

The Company adopted ASU 2023-09 prospectively for annual periods beginning January 1, 2025. The adoption of ASU 2023-09 did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows, but resulted in expanded income tax disclosures in the accompanying consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

The Company monitors recently issued accounting pronouncements to assess their potential impact on its consolidated financial statements and related disclosures. The following Accounting Standards Updates ("ASUs") have been issued but not yet adopted. The Company has evaluated or is currently evaluating each standard to determine the impact of adoption.

In February 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which provides improvements to the disclosure requirements for expenses. The update primarily impacts disclosures by requiring entities to provide additional detail about the natural classification of significant expenses that are included in relevant income statement line items. ASU 2024-03 is effective for the Company for annual reporting periods beginning after December 15, 2026, and interim periods thereafter. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position or results of operations, but it will result in expanded expense disclosures beginning with the Company's annual financial statements for the year ending December 31, 2027.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which provides targeted improvements to the accounting for internal-use software. The update replaces the current project stage model with a principles-based framework and requires capitalization to begin when management authorizes and commits funding, and project completion is probable. ASU 2025-06 is effective for the Company for annual reporting periods beginning after December 15, 2027, including interim periods within those years. The Company is currently evaluating the effect of adopting this standard, and the impact is not yet known or reasonably estimable. The Company will determine the transition method for adoption and does not plan to adopt before the effective date.

(2) Acquisitions

In July 2024, we entered into a Stock Purchase Agreement to acquire all outstanding equity interests of Nobl, a provider of innovative rounding solutions for healthcare organizations, for cash delivered at closing of $6.0 million, subject to certain adjustments. We acquired Nobl to expand our portfolio of solutions and further support our experience customers in gathering real time employee and patient feedback. The Stock Purchase Agreement included a contingent consideration arrangement based on the achievement of specified customer contract metrics. See Note 1 for additional information regarding the contingent consideration arrangement, including fair value measurement and changes in the liability.

Total consideration paid for Nobl is as follows (in thousands):

Cash paid	$	5,513
Estimated fair value of contingent consideration		776
Fair value of total consideration transferred	$	6,289

The acquisition was accounted for as a business combination, using the acquisition method of accounting, which requires the allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The fair values assigned to the intangible assets acquired were determined based on management's estimates and assumptions, as well as other information compiled by management, including third-party valuations that utilize customary valuation procedures and techniques. The following table summarizes the final amounts of fair value of assets acquired and liabilities assumed at the acquisition date.

Recognized Amounts of Assets Acquired and Liabilities Assumed (In thousands)

Cash	$	680
Other current assets		481
Property and equipment		15
Customer related intangible		580
Technology		830
In process research & development		890
Goodwill		4,538
Other long-term assets		72
Total assets acquired	$	8,086
Current liabilities		1,645
Other long-term liabilities		152
Total liabilities assumed		1,797
Net assets acquired	$	6,289

The results of operations of Nobl are included in the Company's consolidated financial statements from the acquisition date. Acquisition-related costs of $119,000 were included in selling, general and administrative expenses for the year ended December 31, 2024. The acquisition did not have a material impact on the Company's consolidated financial statements for the years ended December 31, 2024, and 2025.

(3) **Contracts with Customers**

The following table disaggregates revenue for the years ended December 31, 2025, 2024, and 2023 based on timing of revenue recognition (in thousands):

	2025	2024	2023
Subscription services recognized ratably over time	$ 125,622	$ 134,208	$ 140,172
Fixed, non-subscription recognized over time	5,374	3,447	3,503
Services recognized at a point in time	5,721	4,805	4,071
Unit price services recognized over time	673	600	834
Total revenue	$ 137,390	$ 143,060	$ 148,580

The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers (in thousands):

	December 31, 2025	December 31, 2024
Accounts receivables	$ 11,108	$ 11,054
Contract assets included in other current assets	$ 132	$ 186
Deferred revenue, current portion	$ 16,201	$ 15,786
Noncurrent Deferred Revenue included in other long-term liabilities	$ 74	$ 216

Significant changes in contract assets and contract liabilities during the years ended December 31, 2025, and 2024, are as follows (in thousands):

	2025		2024	
	Contract Asset	Deferred Revenue	Contract Asset	Deferred Revenue
		Increase (Decrease)		
Revenue recognized that was included in deferred revenue at beginning of year due to completion of services	$ -	$ (15,776)	$ -	$ (15,341)
Increases due to invoicing of customer, net of amounts recognized as revenue	-	16,051	-	15,608
Increases due to acquisition	-	-	-	948
Decreases due to completion of services (or portion of services) and transferred to accounts receivable	(186)	-	(84)	-
Change due to cumulative catch-up adjustments arising from changes in expected contract consideration	-	(2)	-	(47)
Increases due to revenue recognized in the period with additional performance obligations before invoicing	132	-	186	-

We have elected to apply the practical expedient to not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less. Total remaining contract revenue for contracts with original duration of greater than one year expected to be recognized in the future related to performance obligations that are unsatisfied at December 31, 2025, approximated $168.2 million, of which $73.5 million, $59.1 million, $27.5 million, $6.0 million, and $2.1 million is expected to be recognized during 2026, 2027, 2028, 2029, and 2030, respectively.

(4) Property and Equipment

At December 31, 2025, and 2024, property and equipment consisted of the following (in thousands):

	2025	2024
Furniture and equipment	$ 7,809	$ 3,425
Computer equipment	1,634	1,639
Computer software	36,801	34,288
Building	34,049	33,388
Leaseholds	488	488
Land	425	425
Property and equipment at cost	81,206	73,653
Less accumulated depreciation and amortization	40,732	35,384
Net property and equipment	$ 40,474	$ 38,269

Work in progress included in furniture and equipment and computer software at December 31, 2025, was $74,000 and $445,000, respectively. Work in progress included in computer equipment, computer software, and building improvements at December 31, 2024, was $191,000, $759,000, and $25.6 million, respectively. Depreciation and amortization expense related to property and equipment, including assets under capital lease, for the years ended December 31, 2025, 2024, and 2023, was $7.2 million, $5.8 million, and $5.8 million, respectively. We capitalize interest expense on major construction and development projects while in progress. Interest capitalized for 2025, 2024, and 2023 was $551,000, $1.0 million, and $566,000, respectively. There were no significant impairments of property and equipment during 2025, 2024, and 2023.

(5) Goodwill and Intangible Assets

The carrying amount of goodwill totaled $66.2 million at December 31, 2025, and 2024. There were no changes in goodwill during the year ending December 2025.

The following are changes to the carrying amount of goodwill during the year ending December 31, 2024 (in thousands):

	Gross		Accumulated Impairment		Net
Balance at December 31, 2023	$	62,328	$	(714)	$	61,614
Goodwill acquired		4,538		-		4,538
Balance at December 31, 2024	$	66,866	$	(714)	$	66,152

Intangible assets consisted of the following at December 31, 2025:

	Useful Life (In years)	Gross	Accumulated Amortization (In thousands)	Net
Non-amortizing intangible assets:				
Indefinite trade name..		$ 1,191		$ 1,191
Amortizing intangible assets:				
Customer related	5 - 15	9,772	9,317	455
Technology...	3 - 7	2,790	2,209	581
Trade names	10	1,572	1,572	—
Total amortizing intangible assets		14,134	13,098	1,036
Total intangible assets other than goodwill		$ 15,325	$ 13,098	$ 2,227

Intangible assets consisted of the following at December 31, 2024:

	Useful Life (In years)	Gross	Accumulated Amortization (In thousands)	Net
Non-amortizing intangible assets:				
Indefinite trade name..		$ 1,191		$ 1,191
Amortizing intangible assets:				
Customer related	5 - 15	9,772	9,214	558
Technology...	3 - 7	2,790	1,923	867
Trade names	10	1,572	1,572	—
Total amortizing intangible assets		14,134	12,709	1,425
Total intangible assets other than goodwill		$ 15,325	$ 12,709	$ 2,616

Aggregate amortization expense for customer related intangibles, trade names, and technology for the years ended December 31, 2025, 2024, and 2023 was $389,000, $264,000, and $140,000, respectively. Estimated future amortization expense is $249,000, $249,000, $249,000, $166,000, and $83,000 for 2026, 2027, 2028, 2029, and 2030, respectively.

(6) **Income Taxes**

For the years ended December 31, 2025, 2024, and 2023, income before provision for income taxes consisted of the following (in thousands):

	2025	2024	2023
Federal	$ 17,845	$ 32,690	$ 40,031
Foreign	—	—	(69)
Income before income taxes	$ 17,845	$ 32,690	$ 39,962

Income tax expense (benefit) consisted of the following components (in thousands):

	2025	2024	2023
Current:			
Federal	$ 2,673	$ 6,817	$ 8,220
State	1,119	1,742	1,924
Foreign	-	12	(32)
Total current tax expense	$ 3,792	$ 8,571	$ 10,112
Deferred:			
Federal	$ 2,166	$ (717)	$ (891)
State	287	53	(244)
Foreign	-	-	14
Total deferred tax expense	$ 2,453	$ (664)	$ (1,121)
Total tax expense	$ 6,245	$ 7,907	$ 8,991

The effective tax rate of our provision (benefit) for income taxes differs from the federal statutory rate as follows (in thousands, except percentages):

	2025	
Earnings from continuing operations, before income tax expense	$ 17,845	
US federal statutory income tax rate	3,747	21.00%
Domestic federal reconciling items		
Nontaxable and nondeductible items, net		
Nontaxable and Nondeductible Items	33	0.19
Sec 162(m) Limit	1,384	7.76
Tax credits	(227)	(1.27)
Other adjustments	4	0.02
Domestic state and local income taxes, net of federal effect		
State taxes	1,130 [1]	6.33
Worldwide changes in unrecognized tax benefits	174	0.97
Total	$ 6,245	35.00%

[1] In 2025, state taxes in California, Massachusetts, Minnesota, New Jersey, and Pennsylvania made up the majority (greater than 50 percent) of the tax effect in this category.

	2024	2023
Expected federal income taxes	$ 6,865	$ 8,392
Foreign tax rate differential	(2)	(4)
State income taxes, net of federal benefit and state tax credits	1,324	1,323
Share-based compensation	(167)	(334)
Federal tax credits	(401)	(569)
Uncertain tax positions	171	73
Non-deductible expenses	113	92
Other	4	18
Total	$ 7,907	$ 8,991

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards.

Deferred tax assets and liabilities at December 31, 2025, and 2024, were comprised of the following (in thousands):

	2025	2024
Deferred tax assets:		
Allowance for doubtful accounts	$ 20	$ 10
Accrued expenses	482	526
Share-based compensation	1,263	1,148
Accrued bonuses	521	243
Uncertain tax positions	378	348
Research & experimental expenditures	1,472	3,925
Lease liabilities	296	422
Restricted stock	65	—
Deferred tax assets	4,497	6,622
Deferred tax liabilities:		
Prepaid expenses	108	29
Deferred contract costs	620	387
Property and equipment	2,128	1,846
Intangible assets	7,381	7,245
Right of Use Asset	287	403
Other	(43)	243
Deferred tax liabilities	10,481	10,153
Net deferred tax liabilities	(5,984)	(3,531)

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider projected future taxable income, carry-back opportunities, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences.

We capitalize costs of research or experimental expenditures including software development for tax purposes and amortize over a period of five years (attributable to domestic research) or 15 years (attributable to foreign research), beginning with the midpoint of the taxable year in which the expenses are paid or incurred. We capitalized costs of $2.0 million, $5.5 million, and $7.8 million for tax purposes in 2025, 2024 and 2023, respectively, resulting in deferred tax assets of $1.5 million, and $3.9 million at December 31, 2025, and 2024, respectively.

We had an unrecognized tax benefit of $2.2 million at December 31, 2025, and 2024, excluding interest of $136,000 and $68,000 at December 31, 2025, and 2024, respectively. Of this amount, $1.9 million at December 31, 2025, and 2024, represents the net unrecognized tax benefit that, if recognized, would favorably impact the effective income tax rate. The change in the unrecognized tax benefits for 2025 and 2024 was as follows (in thousands):

Balance of unrecognized tax benefits at December 31, 2023	$ 1,943
Reductions due to lapse of applicable statute of limitations	(72)
Reductions due to tax positions of prior years	—
Reductions due to settlement with taxing authorities	—
Additions based on tax positions related to the current year	305
Balance of unrecognized tax benefits at December 31, 2024	$ 2,176
Reductions due to lapse of applicable statute of limitations	(101)
Additions due to tax positions of prior years	—
Reductions due to settlement with taxing authorities	—
Additions based on tax positions related to the current year	139
Balance of unrecognized tax benefits at December 31, 2025	$ 2,214

The Inflation Reduction Act of 2022 ("IRA") includes an excise tax on certain stock repurchases. As a result, the Company capitalized excise taxes of $195,000 and $331,000 as part of the cost of treasury stock during 2025 and 2024, respectively. The IRA did not have any other material impact on the Company's consolidated financial statements.

We file income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and, until our Canadian subsidiary was dissolved, in Canada federal and provincial jurisdictions. Tax years 2021 and forward remain subject to U.S. federal examination. Tax years 2018 and forward remain subject to state examination. Tax years 2020 and forward remain subject to Canadian federal and provincial examination.

(7) Notes Payable

Our long-term debt consists of the following (in thousands):

	2025	2024
Delayed Draw Term Loan	$ 79,406	$ 48,533
Former Term Loan	-	14,268
Less: current portion	(4,014)	(4,789)
Less: unamortized debt issuance costs	(371)	(117)
Notes payable, net of current portion	$ 75,021	$ 57,895

In February 2025, we entered into a new credit agreement (the "Credit Agreement") with a group of lenders that amended and restated the terms of our then existing credit agreement, as amended. We recognized a loss on extinguishment of debt of $67,000 for the unamortized debt issuance costs related to our previous long-term debt, which is included in other expense. The Credit Agreement includes (i) a $30.0 million revolving credit facility (the "Revolving Loan") and (ii) a $110.0 million delayed draw-down term facility (the "Delayed Draw Term Loan" and, together with the Revolving Loan, the "Credit Facilities"). The Delayed Draw Term Loan includes an accordion feature that, so long as no event of default exists or would exist after giving effect to such increase, allows us to request an increase in the Delayed Draw Term Loan of up to the lesser of (x) $25.0 million and (y) our EBITDA as of the preceding four fiscal quarters, exercisable in increments of $10.0 million (or the remaining available amount of the accordion, if less). We may use the Delayed Draw Term Loan to fund permitted future business acquisitions, repurchases of our common stock, capital expenditures, or payment of dividends, and the Revolving Loan to fund ongoing working capital needs and for other general corporate purposes.

Interest accrues and is payable monthly at a floating rate equal to the one-month Term SOFR plus a percentage per annum determined by our cash flow leverage ratio, ranging from 2.25% to 2.75% (6.22% at December 31, 2025).

Principal amounts outstanding under the Delayed Draw Term Loan are due and payable monthly during the term of the Delayed Draw Term Loan, in equal monthly installments to amortize the aggregate outstanding principal balance by (i) 5% during each of the first three years and (ii) 7.5% during each of the fourth and fifth years following the date of such loan. All outstanding principal and interest on the Delayed Draw Term Loan are due and payable in full at the maturity date, February 6, 2030. We had the availability to borrow an additional $27.6 million on the Delayed Draw Term Loan at December 31, 2025, excluding the accordion feature.

Principal amounts outstanding under the Revolving Loan are due and payable in full at maturity at February 6, 2028. As of December 31, 2025, we had no borrowings outstanding and the availability to borrow $30.0 million on the Revolving Loan. Our weighted average short-term borrowings for the years ended December 31, 2025, and 2024, were $3.1 million and $8.5 million, respectively. The weighted average interest rate on short-term borrowings during the years ended December 31, 2025, and 2024, was 6.63% and 7.52%, respectively.

We are obligated to pay ongoing unused commitment fees quarterly in arrears at a percentage per annum determined by our cash flow leverage ratio, ranging from 0.15% to 0.30%, based on the actual daily unused portions of the Revolving Loan and the Delayed Draw Term Loan, respectively.

The Credit Agreement is collateralized by substantially all of our assets, subject to permitted liens and other agreed exceptions, and contains customary representations, warranties, affirmative and negative covenants (including financial covenants), and events of default. The negative covenants include, among other things, restrictions regarding the incurrence of indebtedness and liens, repurchases of our common stock, and acquisitions, subject in each case to certain exceptions. Pursuant to the Credit Agreement, we are required to maintain a minimum fixed charge coverage ratio of 1.10x and a cash flow leverage ratio of 3.50x or less for all testing periods throughout the term of the Credit Facilities.

Scheduled maturities of notes payable at December 31, 2025, are as follows (in thousands):

2026	$ 4,121
2027	4,121
2028	5,630
2029	6,182
2030	59,352

(8) Share-Based Compensation

We measure and recognize compensation expense for all share-based payments based on the grant-date fair value of those awards. All of our existing stock option awards and unvested stock awards have been determined to be equity-classified awards. We account for forfeitures as they occur.

Our 2004 Non-Employee Director Stock Plan, as amended (the "2004 Director Plan"), was a nonqualified plan that provided for the granting of options with respect to 3.0 million shares of our common stock. The 2004 Director Plan provided for grants of nonqualified stock options to each of our directors who we do not employ.

Our 2006 Equity Incentive Plan (the "2006 Equity Incentive Plan"), as amended, provided for the granting of stock options, stock appreciation rights, restricted stock, performance shares, and other share-based awards and benefits up to an aggregate of 1.8 million shares of common stock. Stock options granted could be either incentive stock options or nonqualified stock options. Options to purchase shares of common stock were typically granted with exercise prices equal to the fair value of the common stock on the date of grant.

In May 2025, our shareholders approved the National Research Corporation 2025 Omnibus Incentive Plan (the "2025 Omnibus Incentive Plan"), which became effective on May 7, 2025, and replaced the 2004 Director Plan and the 2006 Equity Incentive Plan. The 2025 Omnibus Incentive Plan provides for the granting of performance awards, stock options, stock appreciation rights, stock awards, restricted stock, and other share-based awards and benefits up to an aggregate of 5.0 million shares of our common stock. The exercise prices of options to purchase shares of common stock are typically equal to the fair value of the common stock on the date of grant. Options granted may be either incentive stock options or nonqualified stock options. Vesting terms and option terms vary with each grant. At December 31, 2025, 672,000 restricted stock awards and 242,460 stock options had been granted, and 4.1 million shares of common stock were available for issuance pursuant to future grants under the 2025 Omnibus Incentive Plan.

Service-Based Stock Option Awards

We grant stock options to directors and selected executives with vesting based on specified service periods. Such vesting terms vary by grant and option award and generally range from immediate vesting to five years following the date of grant. We recognize compensation expense on a straight-line basis over the service period specified in the award. We granted 253,481, 54,530, and 96,359 service-based stock option awards during the years ended December 31, 2025, 2024, and 2023, respectively.

The fair value of service-based stock options granted in 2025, 2024, and 2023 were estimated using a Black-Scholes valuation model with the following weighted average assumptions:

	2025	2024	2023
Expected dividend yield at date of grant	4.73%	1.94%	2.13%
Expected stock price volatility	32.55%	33.75%	35.12%
Risk-free interest rate	3.83%	4.50%	3.61%
Expected life of options (in years)	5.13	5.0	6.85

The risk-free interest rate assumptions were based on the U.S. Treasury yield curve in effect at the time of the grant. The expected volatility was based on historical monthly price changes of our stock based on the expected life of the options at the date of grant. The expected life of options is the average number of years we estimate that options will be outstanding. We consider groups of associates that have similar historical exercise behavior separately for valuation purposes.

The following table summarizes service-based stock option activity for the year ended December 31, 2025:

	Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms (Years)		Aggregate Intrinsic Value (In thousands)
Outstanding at December 31, 2024	470,321	$	35.38			
Granted	253,481	$	12.88			
Exercised	22,360	$	14.31			
Expired	59,965	$	24.70			
Forfeited	32,695	$	41.29			
Outstanding at December 31, 2025	608,782	$	27.52	7.11	$	1,526
Exercisable at December 31, 2025	378,233	$	32.84	6.15	$	518

Performance-Based Stock Option Awards

We also grant stock options to selected executives with vesting contingent upon meeting certain Company-wide performance goals. The performance goals for options issued in 2024 are based on reaching a total recurring contract value target, measured at the end of the performance period, December 31, 2026. Vesting is also dependent upon remaining in our employment through the performance period. The performance awards issued in 2024 have a six-year contractual term. We recognize compensation expense prospectively from the date it is deemed probable that the performance goal will be met through the end of the performance period. We did not recognize compensation expense related to performance-based awards in 2025 or 2024 since achieving the performance goals was not deemed probable. We granted 404,833 performance-based stock option awards during the year ended December 31, 2024. No performance-based stock options were awarded in 2025 or 2023.

The fair value of performance-based stock options granted was estimated using a Black-Scholes valuation model with the following weighted average assumptions:

	2024
Expected dividend yield at date of grant	1.44%
Expected stock price volatility	33.83%
Risk-free interest rate	4.13%
Expected life of options (in years)	4.0

The risk-free interest rate assumptions were based on the U.S. Treasury yield curve in effect at the time of the grant. The expected volatility was based on historical monthly price changes of our stock based on the expected life of the options at the date of grant. The expected life of options is the average number of years we estimate that options will be outstanding. We consider groups of associates that have similar historical exercise behavior separately for valuation purposes.

The following table summarizes performance-based stock option activity for the year ended December 31, 2025:

	Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms (Years)		Aggregate Intrinsic Value (In thousands)
Outstanding at December 31, 2024	404,833	$	39.54			
Granted	—	$	—			
Exercised	—	$	—			
Forfeited	300,000	$	39.54			
Outstanding at December 31, 2025	104,833	$	39.54	4.05	$	—
Exercisable at December 31, 2025	—	$	—	—	$	—

The following table summarizes information related to stock options for the years ended December 31, 2025, 2024, and 2023:

	2025		2024		2023
Weighted average grant date fair value of stock options granted	$	2.78	$	11.12	$	13.29
Intrinsic value of stock options exercised (in thousands)	$	75	$	1,275	$	2,037
Intrinsic value of stock options vested (in thousands)	$	518	$	146	$	3,894

As of December 31, 2025, the total unrecognized compensation cost related to non-vested performance-based and service-based stock option awards was approximately $1.5 million which was expected to be recognized over a weighted average period of 1.1 years.

There was $132,000 and $584,000 in cash received from stock options exercised for the years ended December 31, 2025, and 2023, respectively. No cash was received for stock options exercised for the year ended December 31, 2024. We recognized $545,000, $440,000, and $997,000 of non-cash compensation for the years ended December 31, 2025, 2024, and 2023, respectively, related to options, which is included in selling, general and administrative expenses. The tax benefit realized for the tax deduction from stock options exercised was $21,000, $316,000, and $498,000 for the years ended December 31, 2025, 2024, and 2023, respectively.

Non-vested Stock Awards

We granted 872,000 non-vested shares of common stock during the year ended December 31, 2025. No shares of non-vested common stock were granted during the years ended December 31, 2024, or 2023. As of December 31, 2025, there were 829,000 non-vested shares of common stock outstanding and total remaining unrecognized compensation cost of $8.8 million which was expected to be recognized over a weighted average period of 2.28 years. We recognized non-cash compensation expense (benefit) of $2.8 million, ($156,000), and ($62,000) for the years ended December 31, 2025, 2024, and 2023, respectively, related to this non-vested stock, which is included in selling, general and administrative expenses. 43,000 shares of restricted stock vested during the year ended December 31, 2025. No restricted stock vested during the years end December 31, 2024, and 2023.

The following table summarizes information regarding non-vested stock granted for the year ended December 31, 2025:

	Common Stock Outstanding	Common Stock Weighted Average Grant Date Fair Value Per Share
Outstanding at December 31, 2024	—	$ —
Granted	872,000	$ 13.21
Vested	43,000	$ 13.30
Forfeited	—	$ —
Outstanding at December 31, 2025	829,000	$ 13.21

(9) Leases

We lease printing, computer, other equipment, and office space in the United States. The remaining terms on these leases as of December 31, 2025, range from less than one year to 5.09 years.

Certain equipment and office lease agreements include provisions for periodic adjustments to rates and charges. The rates and charges are adjusted based on actual usage or actual costs for internet, common area maintenance, taxes, or insurance, as determined by the lessor and are considered variable lease costs.

The components of lease expense for the years ended December 31, 2025, 2024, and 2023, included (in thousands):

	2025	2024	2023
Operating leases	$ 589	$ 600	$ 503
Finance leases:			
Asset amortization	9	25	310
Interest on lease liabilities	1	2	6
Variable lease cost	28	37	101
Short-term lease cost	7	8	25
Sublease income	(60)	(123)	(125)
Total net lease cost	$ 574	$ 549	$ 820

Supplemental balance sheet information related to leases (in thousands):

	December 31, 2025	December 31, 2024
Operating leases:		
Operating ROU assets included in other noncurrent assets	$ 1,157	$ 1,627
Current operating lease liabilities	451	550
Noncurrent operating lease liabilities	744	1,156
Total operating lease liabilities	$ 1,195	$ 1,706

	December 31, 2025	December 31, 2024
Finance leases:		
Furniture and equipment	$ 47	$ 179
Property and equipment under finance lease, gross	47	179
Less accumulated amortization	38	161
Property and equipment under finance lease, net	$ 9	$ 18
Current obligations of finance leases	$ 10	$ 10
Noncurrent obligations of finance leases	—	9
Total finance lease liabilities	$ 10	$ 19
Weighted average remaining lease term (in years):		
Operating leases	3.90	4.19
Finance leases	0.92	1.92
Weighted average discount rate:		
Operating leases	5.58%	5.26%
Finance leases	6.40%	6.40%

Supplemental cash flow and other information related to leases were as follows (in thousands):

	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 630	$ 693	$ 684
Operating cash flows from finance leases	—	1	4
Financing cash flows from finance leases	9	21	290
ROU assets obtained in exchange for operating lease liabilities	—	—	1,971

Undiscounted future payments under non-cancelable finance and operating leases at December 31, 2025, were as follows (in thousands):

	Finance Leases	Operating Leases
2026	$ 10	$ 505
2027	—	242
2028	—	194
2029	—	194
2030	—	188
Thereafter	—	15
Total minimum lease payments	10	1,338
Less: Amount representing interest	—	143
Present value of minimum lease payments	10	1,195
Less: Current portion	10	451
Lease obligations, net of current portion	$ —	$ 744

(10) Associate Benefits

We sponsor a qualified 401(k) plan covering substantially all associates with no eligibility service requirement. Under the 401(k) plan, we match 25% of the first 6% of compensation contributed by each associate. The employer contributions, which are discretionary, vest to participants at a rate of 20% per year. We contributed $511,000, $547,000, and $561,000, in 2025, 2024, and 2023, respectively, as a matching percentage of associate 401(k) contributions.

(11) Segment Information

The Company assesses segment reporting in accordance with ASC 280, *Segment Reporting*. Based on how the business is managed and the financial information reviewed by our Chief Operating Decision Maker ("CODM"), who is our Chief Executive Officer, the Company operates as one operating segment and one reportable segment.

During the year ended December 31, 2025, the Company changed the measures of operating results that are regularly reviewed by the CODM for purposes of assessing performance and allocating resources. Segment information presented reflects the measures currently reviewed by the CODM. The change in measures did not impact the Company's determination of a single operating and reportable segment.

The Company provides analytics and insight solutions designed to measure and improve patient and employee experience for healthcare organizations. All solutions and operations are managed on a consolidated basis and are primarily delivered within the United States.

The CODM evaluates the Company's performance and allocates resources based on consolidated net income, which is the primary measure used to assess results against forecasts and historical trends. The accounting policies of the segment are the same as those described in *Note 1 – Summary of Significant Accounting Policies*. Because the Company has a single operating segment, our segment results are identical to the amounts presented in our Consolidated Statements of Income, and we have no inter-segment revenues or transfers.

In addition to consolidated net income, the CODM is regularly provided supplemental information regarding nonrecurring executive compensation (when applicable), noncash stock compensation expense, and the related income tax, as presented below (in thousands):

	2025	2024	2023
Nonrecurring executive compensation	$ 6,640	$ -	$ -
Tax benefit on nonrecurring executive compensation	468	-	-
Noncash stock compensation	3,312	284	935
Tax benefit on noncash stock compensation	346	70	228

As the Company has a single reportable segment, segment assets are not tracked separately and are reported on a consolidated basis in the consolidated balance sheet. All long-lived assets were located in the United States as of December 31, 2025, and 2024.

(12) Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued and determined that there were no subsequent events that require recognition or disclosure.

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

Not applicable.

Item 9A.   **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2025.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies of procedures may deteriorate. Accordingly, effective internal control over financial reporting can only provide reasonable assurance of achieving its control objectives.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting using the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on such evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, a copy of which is included in this Annual Report on Form 10-K.

We have confidence in our internal controls and procedures. Nevertheless, our management, including our Chief Executive Officer and Interim Principal Financial Officer, does not expect that our disclosure procedures and controls or our internal controls will prevent all errors or intentional fraud. An internal control system, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of such internal controls are met. Further, the design of an internal control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. As a result of the inherent limitations in all internal control systems, no evaluation of controls can provide absolute assurance that all our control issues and instances of fraud, if any, have been detected.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   **Other Information**

During the quarter ended December 31, 2025, no director or officer adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement.

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

PART III

Item 10. **Directors, Executive Officers and Corporate Governance**

We have adopted a Code of Business Conduct and Ethics that applies to all of our associates, including our principal executive officer and principal financial officer, principal accounting officer or controller and other persons performing similar functions. We have posted a copy of the Code of Business Conduct and Ethics on our website at www.nrchealth.com, and such Code of Business Conduct and Ethics is available, in print, without charge, to any shareholder who requests it from our Secretary. We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waivers from, the Code of Business Conduct and Ethics by posting such information on our website at www.nrchealth.com. We are not including the information contained on our website as part of, or incorporating it by reference into, this report.

The remaining information required by this Item will be included in our definitive proxy statement to be filed with the SEC within 120 days after December 31, 2025, in connection with the solicitation of proxies for the Company's 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement") and is incorporated herein by reference.

Item 11. **Executive Compensation**

The information required by this Item will be included in our definitive 2026 Proxy Statement and is incorporated herein by reference.

Item 12. **Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters**

The following table sets forth information with respect to compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2025.

Plan Category Common Shares	Number of Securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders[1]	471,155	$ 37.83	—
Equity compensation plans approved by security holders[2]	242,460	12.68	4,085,540
Equity compensation plans not approved by security holders	—	—	—
Total	713,615	$ 29.28	4,085,540

(1) 2006 Equity Incentive Plan and 2004 Director Plan which were replaced by the 2025 Omnibus Incentive Plan on May 7, 2025. As of December 31, 2025, the 2006 Equity Incentive Plan had 200,000 shares underlying unvested restricted stock awards.
(2) 2025 Omnibus Incentive Plan. The Plan provides for granting of share-based awards and benefits up to an aggregate of 5.0 million shares of our common stock. As of December 31, 2025, restricted stock awards covering 672,000 shares and stock options covering 242,460 shares had been granted, and 4.1 million shares of common stock were available for issuance.

The remaining information required by this Item will be included in our definitive 2026 Proxy Statement and is incorporated herein by reference.

Item 13.   <u>Certain Relationships and Related Transactions, and Director Independence</u>

The information required by this Item will be included in our definitive 2026 Proxy Statement and is incorporated herein by reference.

Item 14.   <u>Principal Accountant Fees and Services</u>

The information required by this Item will be included in our definitive 2026 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. **Exhibits, Financial Statement Schedules**

1. Consolidated financial statements. The consolidated financial statements listed in the accompanying index to the consolidated financial statements are filed as part of this Annual Report on Form 10-K.

2. Financial statement schedules. All financial statement schedules have been omitted because they are not applicable or the required information is included in the consolidated financial statements and the related notes thereto.

3. Exhibits. The exhibits listed in the exhibit index below are filed as part of this Annual Report on Form 10-K.

EXHIBIT INDEX

Exhibit Number | **Exhibit Description**

(3.1)   Certificate of Incorporation of National Research Corporation, effective June 30, 2021 [Incorporated by reference to Exhibit 3.3 to National Research Corporation's Current Report on Form 8-K dated June 29, 2021, and filed on July 2, 2021 (File No. 001-35929)]

(3.2)   Bylaws of National Research Corporation, as amended to date [Incorporated by reference to Exhibit 3.4 to National Research Corporation's Current Report on Form 8-K dated June 29, 2021 and filed on July 2, 2021 (File No. 001-35929)]

(4.1)   Certificate of Incorporation of National Research Corporation, effective June 30, 2021 [Incorporated by reference to Exhibit 3.3 to National Research Corporation's Current Report on Form 8-K dated June 29, 2021, and filed on July 2, 2021 (File No. 001-35929)]

(4.2)   Bylaws of National Research Corporation, as amended to date [Incorporated by reference to Exhibit 3.4 to National Research Corporation's Current Report on Form 8-K dated June 29, 2021 and filed on July 2, 2021 (File No. 001-35929)]

(4.3)   Description of the Securities of the Registrant. [Incorporated by reference to Exhibit 4.3 to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2021 and filed on March 4, 2022 (File No. 001-35929)]

(10.1)   National Research Corporation 2004 Non-Employee Director Stock Plan, as amended [Incorporated by reference to Appendix A to National Research Corporation's Proxy Statement for the 2018 Annual Meeting of Shareholders filed on April 27, 2018 (File No. 001-35929)]

(10.2)*   Form of Nonqualified Stock Option Agreement used in connection with the National Research Corporation 2006 Equity Incentive Plan [Incorporated by reference to Exhibit 10.14 to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2006 and filed on April 2, 2007 (File No. 000-29466)]

(10.3)*   Form of Restricted Stock Agreement used in connection with the National Research Corporation 2006 Equity Incentive Plan [Incorporated by reference to Exhibit 10.15 to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2006 and filed on April 2, 2007 (File No. 000-29466)]

(10.4)*   National Research Corporation 2006 Equity Incentive Plan, [Incorporated by reference to Appendix A to National Research Corporation's Proxy Statement for the 2006 Annual Meeting of Shareholders filed on April 3, 2006 (File No. 000-29466)]

(10.5)*   Form of Grant used in connection with the National Research Corporation 2004 Non-Employee Director Stock Plan, as amended [Incorporated by reference to Exhibit 10.1 to National Research Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 and filed on November 5, 2021 (File No. 001-35929)]

Exhibit Number	Exhibit Description
(10.6)	Credit Agreement dated February 6, 2025, between National Research Corporation, each lender from time to time party thereto, and First National Bank of Omaha, as Administrative Agent. [Incorporated by reference to Exhibit 10.1 to National Research Corporation's Current Report on Form 8-K filed on February 10, 2025 (File No. 001-35929)]
(10.7)*	Trent Green Offer Letter dated February 26, 2025 [Incorporated by reference to Exhibit 10.2 to National Research Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 and filed on May 9, 2025 (File No. 001-35929)]
(10.8)*	National Research Corporation 2025 Omnibus Incentive Plan [Incorporated by reference to Appendix A to National Research Corporation's Proxy Statement for the 2025 Annual Meeting of Shareholders filed on April 10, 2025 (File No. 001-35929)]
(10.9)*	Form of Incentive Stock Award Notice, Bonus, and Severance Agreement [Incorporated by reference to Exhibit 10.2 to National Research Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 and filed on August 8, 2025 (File No. 001-35929)]
(10.10)*	Executive Employment Agreement between Shane Harrison and the Corporation [Incorporated by reference to Exhibit 10.1 to National Research Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 and filed on November 7, 2025 (File No. 001-35929)]
(10.11)*	Incentive Stock Award Notice between Shane Harrison and the Corporation [Incorporated by reference to Exhibit 10.2 to National Research Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 and filed on November 7, 2025 (File No. 001-35929)]
(19)**	Insider Trading Policy
(23)**	Consent of Independent Registered Public Accounting Firm
(31.1)**	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(31.2)**	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(32)***	Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(97)	Clawback Policy [Incorporated by reference to Exhibit 97 to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2023 and filed on February 27, 2024 (File No. 001-35929)]
(101)**	Financial statements from the Annual Report on Form 10-K of National Research Corporation for the year ended December 31, 2025, formatted in Inline eXtensible Business Reporting Language (iXBRL): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Shareholders' Equity, (v) the Consolidated Statements of Cash Flows, (vi) the Notes to the Consolidated Financial Statements, and (vii) document and entity information.
(104)**	Cover Page Interactive Data File (formatted in the Inline XBRL and contained in Exhibit 101).

*   A management contract or compensatory plan or arrangement.
**   Filed herewith.
***   Furnished herewith.

Item 16.   <u>**Form 10-K Summary**</u>

None.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other financial statement schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the consolidated financial statements and notes thereto.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 5th day of March 2026.

NATIONAL RESEARCH CORPORATION

By: /s/ Trent S. Green
      Trent S. Green
      Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Trent S. Green Trent S. Green	Chief Executive Officer and Director (Principal Executive Officer)	March 5, 2026
/s/ Shane Harrison Shane Harrison	Chief Financial Officer (Principal Financial Officer)	March 5, 2026
/s/ Jordan Freeman Jordan Freeman	Chief Accounting Officer (Principal Accounting Officer)	March 5, 2026
/s/ Michael D. Hays Michael D. Hays	Director and Chairman of the Board	March 5, 2026
/s/ Donald M. Berwick Donald M. Berwick	Director	March 5, 2026
/s/ John N. Nunnelly John N. Nunnelly	Director	March 5, 2026
/s/ Penny A. Wheeler Penny A. Wheeler	Director	March 5, 2026
/s/ Stephen H. Lockhart Stephen H. Lockhart	Director	March 5, 2026
/s/ Parul Bhandari Parul Bhandari	Director	March 5, 2026

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Directors and Officers

Board of Directors

Michael D. Hays
Chair

Trent S. Green
Chief Executive Officer

Donald M. Berwick, M.D.
President Emeritus
Institute for Healthcare Improvement
*Member of the Strategic Planning, Audit,
Nominating (Chairperson), and
Compensation and Talent Committees*

John N. Nunnelly, Lead Director
Retired Group President
McKesson Corporation
*Member of the Strategic Planning (Chairperson),
Audit (Chairperson), Nominating, and
Compensation and Talent Committees*

Stephen H. Lockhart, M.D., Ph.D.
Retired Senior Vice President and
Chief Medical Officer
Sutter Health Network
*Member of the Strategic Planning, Audit,
Nominating, and Compensation and
Talent (Chairperson) Committees*

Penny A. Wheeler, M.D.
Retired Chief Executive Officer
Allina Health
*Member of the Strategic Planning,
Audit, Nominating, and Compensation
and Talent Committees*

Parul Bhandari
Director, Partner Strategy,
Worldwide Telco, Media and Gaming
Microsoft
*Member of the Strategic Planning,
Audit, Nominating, and Compensation
and Talent Committees*

Executive Officers

Michael D. Hays
Chair

Trent S. Green
Chief Executive Officer

David Burik
Executive Vice President,
Strategic Insights

Shane Harrison
Executive Vice President
and Chief Financial Officer

Helen L. Hrdy
Executive Vice President
and Chief Operating Officer

Andy Monnich
Executive Vice President
and Chief Corporate
Development Officer

Jason R. Rau
Executive Vice President, Sales

Corporate Data

Corporate Headquarters
NRC Health
1245 Q Street
Lincoln, Nebraska 68508
Phone: 402.475.2525
Fax: 402.475.9061
www.nrchealth.com

Common Stock
NRC Health common stock is traded
on the NASDAQ Stock Market under
the symbol NRC.

Transfer Agent
Equiniti Trust Company, LLC
200 S. Wacker Drive, Suite 3144
Chicago, Illinois 60606
Phone: 718.921.8588
Fax: 718.765.8717

**Independent Registered
Public Accounting Firm**
KPMG LLP
Lincoln, Nebraska

Corporate Counsel
Scudder | Hornung-Scherr
Lincoln, Nebraska



1.800.388.4264 | nrchealth.com
1245 Q Street | Lincoln, Nebraska | 68508

  @NRCHealth